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INDEX TO CONSOLIDATED FINANCIAL INFORMATION

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-171898

PROSPECTUS

4,959,795 Shares

Body Central Corp.

Common Stock

$16.50 per share

•
Body Central Corp. is offering 100,000 shares and the selling stockholders are offering 4,859,795 shares. We will not receive any proceeds from the sale of our shares by the selling stockholders.

•
Our common stock is listed on The Nasdaq Global Market under the symbol BODY. On February 10, 2011 the closing price of our common stock as reported on The NASDAQ Global Market was $16.87.

This investment involves risk. See "Risk Factors" beginning on page 12.

	Per Share	Total
Public offering price	$16.50	$81,836,618
Underwriting discount	$0.825	$4,091,831
Proceeds, before expenses, to Body Central Corp.	$15.675	$1,567,500
Proceeds, before expenses, to selling stockholders	$15.675	$76,177,287

The underwriters have a 30-day option to purchase up to 743,969 additional shares of our common stock from the selling stockholders to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about February 16, 2011.

Joint Book-Running Managers
Piper Jaffray	Jefferies

Co-Managers
Baird	William Blair & Company	Oppenheimer & Co.

The date of this prospectus is February 10, 2011.

BODY CENTRAL
the
HOTTEST
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BODYC.com
Spring Preview 2011 Volume 1, $3
Cover look, see back cover

You should rely only on the information contained in this prospectus or any free writing prospectus filed with the Securities and Exchange Commission. We have not, and the selling stockholders and underwriters have not, authorized any other person to provide you with different information. Neither this prospectus nor any free writing prospectus is an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus and any such free writing prospectus is complete and accurate as of the date on the front cover, regardless of its time of delivery or of any sale of shares of our common stock. The information may have changed since that date.

Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

Basis of Presentation

We operate on a fiscal calendar that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to December 31st. The reporting periods contained in our audited financial statements included in this prospectus contain 52 weeks of operations in fiscal year 2009, which ended January 2, 2010, 53 weeks of operations in fiscal year 2008, which ended January 3, 2009, and 52 weeks of operations in fiscal year 2007, which ended December 29, 2007.

On October 1, 2006, the acquisition by Body Central Corp. of all of the outstanding capital stock of Body Shop of America, Inc. and Catalogue Ventures, Inc. was completed. As a result of this acquisition, Body Shop of America, Inc. and Catalogue Ventures, Inc. became our wholly owned subsidiaries. We generally refer to this acquisition and the related transactions in this prospectus as the "2006 Transaction." On October 2, 2006, after the 2006 Transaction, we began a new basis of accounting. As a result of that change in our basis of accounting, the 2006 financial reporting periods presented in this prospectus include the predecessor period of Body Central Corp. and its subsidiaries, reflecting approximately 39 weeks of operating results of its now wholly owned subsidiaries from January 1, 2006 to October 1, 2006 and approximately 13 weeks of operating results for the successor period, from October 2, 2006 to December 30, 2006. Body Central Corp. had no assets, liabilities or operations prior to the 2006 Transaction and therefore the results for all periods prior to October 2, 2006 reflect results of our predecessors. Due to the significance of the 2006 Transaction, the impact of purchase accounting and the change in our corporate structure that occurred in 2006, the financial information for all successor periods is not comparable to that of the predecessor periods. As part of the 2006 Transaction, Body Central Corp. also acquired Rinzi Air, LLC, of which Body Shop of America, Inc. was the sole member. On March 6, 2008, Rinzi Air, LLC transferred its only asset to a third party and on October 20, 2010 we dissolved the entity.

Market and Industry Data

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been prepared from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

Trademarks

Body Central® and Lipstick® are our trademarks and are registered under applicable intellectual property laws. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

In some regions of the U.S., our stores are located in the same malls and shopping centers as stores operated by a company doing business under the name The Body Shop®, which are cosmetics and beauty stores. We are not affiliated with this company. In 1991, we granted this company a license to

ii

use our Body Shop trademark which is held by us in connection with retail store services for the sale of women's apparel and apparel accessories. Under the terms of this license agreement, we granted an exclusive, royalty-free license to the cosmetics and beauty store company to use our "Body Shop" mark for its business as follows: as a service mark for mail order retail sales of t-shirts and sweatshirts in 49 states and territories and of other apparel in 38 states and territories; as a service mark for retail store sales of apparel in 38 states and territories; and as a trademark for apparel in 38 states and territories. This license was non-exclusive as to certain uses and our agreements with this company permit us to continue to use our "Body Shop" mark in our stores located in Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas. We currently operate under the Body Central banner and, in a minority of stores in certain states, we operate under the Body Shop banner. Our current business is focused on developing the Body Central and Lipstick brands and is moving away from the use of the Body Shop name for our stores.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the "Risk Factors" section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See "Special Note Regarding Forward-Looking Statements" for more information.

We are a holding company and all of our business operations are conducted through our two wholly owned subsidiaries, Body Shop of America, Inc. and Catalogue Ventures, Inc. Except where the context otherwise requires or where otherwise indicated, the terms "Body Central," "we," "us," "our," "our company" and "our business" refer to Body Central Corp. and its subsidiaries, Body Shop of America, Inc. and Catalogue Ventures, Inc., as a combined entity.

Our Company

Founded in 1972, Body Central is a growing, multi-channel, specialty retailer offering on-trend, quality apparel and accessories at value prices. We operate specialty apparel stores under the Body Central and Body Shop banners, as well as a direct business comprised of our Body Central catalog and our e-commerce website at www.bodyc.com. We target women in their late teens and twenties from diverse cultural backgrounds who seek the latest fashions and a flattering fit. Our stores feature an assortment of tops, dresses, bottoms, jewelry, accessories and shoes sold primarily under our exclusive Body Central® and Lipstick® labels. We continually update our merchandise and floor sets with an emphasis on coordinated outfits presented by lifestyle to give our customers a reason to shop our stores frequently.

We believe our multi-channel strategy supports our brand building efforts and provides us with synergistic growth opportunities across all of our sales channels. As of January 1, 2011, we had 209 stores located in fashion retail venues across 23 states in the South, Mid-Atlantic and Midwest.

Our History and Recent Accomplishments

We opened our first Body Shop store in 1973 in Jacksonville, Florida, where our corporate headquarters is located. Our current business is focused on opening Body Central stores and developing the Body Central and Lipstick brands and on moving away from the use of the Body Shop name for our stores. In October 2006, our founders, members of the Rosenbaum family, sold a controlling interest in Body Central to a group of outside investors led by WestView Capital Partners, L.P. In October 2010, we completed our initial public offering and our common stock was listed on The Nasdaq Global Market under the symbol BODY. In recent years, we have completed numerous initiatives that have strengthened our business and positioned us for future growth, including:

  •
  Enhanced Executive Team.    We hired a number of executives who have focused on changes to improve our business, including capitalizing on our competitive advantages, increasing operational discipline, reestablishing the merchandising strategy that was core to our historical success, expanding our marketing and merchandising teams and enhancing our financial capabilities.

  •
  Flexible Test-and-Reorder Business Model.    In early 2008, we returned to our proven test-and-reorder strategy, which combined with short lead times enables us to react quickly to the latest fashion trends. Our extensive vendor base provides us with access to a large number of designers and enables us to have the best selling products in our stores in a timely fashion. This model allows us to maximize full-price sales and reduce our inventory risk.

  •
  Refined Real Estate Model.    In 2008, we enhanced our real estate model by introducing additional structure and analysis to our site selection process. We adhere to our selection methodology and do not pursue expansion opportunities if they do not meet all of our new store financial and site criteria. Since 2008, our average new store performance outpaced the targeted returns in our store economic model.

Through initiatives implemented by our executive team since 2008, we have delivered strong results despite the difficult economic environment. For instance, we have:

  •
  maintained positive comparable stores sales growth over the past nine quarters, through the fourth quarter of 2010, including an increase of 4.9% for fiscal year 2009 and 14.8% for the thirty-nine weeks ended October 2, 2010;

  •
  opened six stores in fiscal year 2008, 15 stores in fiscal year 2009 and 27 stores in fiscal year 2010 and from fiscal 2008 through January 1, 2011, we also closed 27 stores, most of which were underperforming, for a net increase of 21 stores;

  •
  increased inventory turnover resulting in a meaningful reduction in markdowns and an improvement in gross margin by approximately 190 basis points between fiscal year 2008 and fiscal year 2009;

  •
  improved operating margin by approximately 300 basis points between fiscal year 2008 and fiscal year 2009, primarily as a result of reduced labor and occupancy costs, resulting in an increase in income from operations to $8.2 million for fiscal year 2009 from $2.0 million for fiscal year 2008; and

  •
  increased our net income by $3.7 million to $2.8 million for fiscal year 2009 from a loss of $952,000 in fiscal year 2008, and by $5.8 million to $7.1 million for the thirty-nine weeks ended October 2, 2010, from $1.3 million in the thirty-nine weeks ended October 3, 2009.

Our Strengths

We believe that the following strengths are critical to our continued success:

  •
  Established and Differentiated Brand.    With over 35 years of operating experience, we have built the Body Central brand around our key strategy of providing the right fashion and quality, with a flattering fit, at a value price. We believe our core customer is passionate about finding current fashions typically offered in higher-end specialty stores and boutiques at value prices in an exciting store environment.

  •
  Exciting Fashion Delivered at a Compelling Value.    We deliver a carefully edited selection of quality, fashionable apparel and accessories for most occasions at value prices. Our broad product assortment of apparel, jewelry, accessories and footwear allows our customers to purchase complete outfits. We do not dictate fashion trends, but respond quickly to offer best selling styles. We believe that by delivering new merchandise to our stores every day and by updating our floor sets regularly, we are able to drive repeat store visits.

  •
  Multiple Sales Channel Synergies.    We complement our retail stores with a successful direct business, which consists of catalog and e-commerce sales. Our direct business represented approximately 16.8% of our net revenues in fiscal year 2009. We believe our multi-channel strategy builds brand awareness and drives sales across all of our channels.

  •
  Powerful New Store Economics.    We have a proven store economic model that works across a variety of market sizes, demographics, climates, real estate venues and mall classifications. Our flexible store format allows us to adapt to available locations and store footprints quickly with a low investment cost. On average, our new stores are paying back our investment in less than one year based on net operating cash flows for that store and inclusive of lease commitments.

  •
  Disciplined Inventory Management.    We test the vast majority of all new merchandise on a limited basis prior to a broader roll out. Our proven test-and-reorder strategy serves as the foundation of our merchandising philosophy and instills discipline in our inventory management. This strategy, together with our vendors' short production lead times, allows us to respond rapidly to changing trends with appropriate merchandise levels, thereby minimizing markdowns and inventory risk.

  •
  Proven Management Team.    We are led by a proven executive team. Allen Weinstein, our President and Chief Executive Officer, Beth Angelo, our Chief Merchandising Officer and President of Direct Sales, and Richard Walters, our Chief Financial Officer, lead a management team that has significant experience in the retail industry, including design, marketing, sourcing, merchandising and real estate. In addition, our regional and district managers average over 20 and 10 years of experience, respectively.

Growth Strategy

We believe we are well positioned to take advantage of opportunities to increase revenues, drive net income growth and capture market share including:

  •
  Expand Our Store Base.    With only 209 stores in 23 states as of January 1, 2011, we have considerable room to continue to expand in existing and adjacent markets. We opened 27 new stores in fiscal year 2010. We expect to open approximately 30 to 35 new stores in fiscal year 2011. We believe we can continue to open new stores at an annual rate of 15% for the next several years.

  •
  Increase Comparable Store Sales and Enhance Brand Awareness.    We expect to continue to drive our comparable store sales by keeping our merchandise on-trend, increasing the number of customer transactions, continuing to provide our distinctive in-store experience and increasing our brand awareness. We believe our ability to test products quickly and to rapidly replenish the best selling items keeps our shopping experience exciting and drives repeat customer visits.

  •
  Expand Operating Margin.    As we grow, we believe we can improve our operating margin by continuing to leverage our infrastructure and buying power, carefully reviewing our expenses and processes, refining our inventory disciplines, upgrading our information technology and further improving our store operations and labor productivity.

  •
  Grow Our Direct Business.    In July 2010, we implemented a new software system for our direct business. This new system is expected to enhance the potential for growth in our direct business by allowing us to process more orders, offer a more dynamic merchandise presentation on our website and enhance our marketing efforts by including, among other things, the ability to target specific customer groups.

Recent Developments

The information presented below for the thirteen weeks ended January 1, 2011 is estimated based upon currently available information and is subject to change. Management has prepared the estimated net revenue, comparable store sales and earnings per share data below in good faith based upon our internal reporting for the thirteen weeks ended January 1, 2011. The information presented below was estimated using significant assumptions, including, among other things, historical sales return information and inventory valuation data. The estimates represent the most current information available to management since our normal financial closing and financial statement preparation processes have not been completed and year-end adjustments may occur. As a result, our actual financial results could be different and those differences could be material. The audit of the fiscal year 2010 consolidated financial statements by our independent registered public accounting firm has not yet been completed. As such, the results are subject to change. However, in the opinion of management, any adjustments are expected to be of a normal and recurring nature, necessary for a fair presentation of the information presented below. Our consolidated financial statements for fiscal year 2010 are not expected to be filed with the Securities and Exchange Commission, or the SEC, until after this offering is completed.

Net revenue for the fourth quarter of fiscal 2010 increased 26% to $67.2 million compared to $53.2 million for the fourth quarter of last year. Comparable store sales increased 15% for the fourth quarter of 2010 compared to an increase of 7% in the fourth quarter of 2009.

We expect diluted earnings per share to be in the range of $0.17 to $0.18 for the fourth quarter of fiscal 2010. We expect net income to be between $2.6 million and $2.8 million for the fourth quarter of fiscal 2010 compared to the fourth quarter of fiscal 2009, where we reported net income of $1.5 million.

Excluding the non-recurring portion of public company expenses relating to our initial public offering, estimated to be $1.2 million, as well as one-time costs related to the early repayment of debt of $793,000, diluted earnings per share for the fourth quarter of fiscal 2010 are expected to be in the range of $0.25 to $0.26 and net income is expected to range between $3.9 million and $4.1 million.

Although at this time we are unable to provide any additional estimates with respect to our financial position, we have not identified any unusual or unique events or trends that occurred during the thirteen weeks ended January 1, 2011 which might materially affect our results of operations. The final financial results for the thirteen weeks ended January 1, 2011 may be different from the preliminary estimates we are providing above due to completion of our normal quarterly financial close and review procedures and final adjustments.

The preliminary financial data included above has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Our Core Information Systems

In the fourth quarter of fiscal 2010, we completed the installation of a new upgraded point-of-sale software system with an off-the-shelf application from a specialty retail store system vendor in all of our stores. We began installing this software in our stores in the third quarter of fiscal 2010. We believe this new point-of-sale software, combined with our key new systems which support our direct business, which were installed in July 2010, will increase the synergies between our direct business and our retail stores. To maximize the benefits from these upgrades, we have determined that it will be beneficial to us to continue to invest in our systems so that we are in a better position to augment our in-store and direct businesses. We expect to spend approximately $375,000 in the first quarter of 2011 as an incremental expenditure to our previous budget. These additional expenses are primarily related to enhancing the functionality of our recently upgraded systems which support our direct business and point-of-sale software system. We expect this investment will improve both customer service and our operational efficiency, in addition to enhancing the ability of these systems to interface with our underlying systems. This additional expenditure is not expected to have an impact on our ability to meet our operating budget for fiscal 2011.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including all of the risks discussed in the section entitled "Risk Factors," beginning on page 12 of this prospectus, before investing in our common stock. Risks relating to our business include, among others:

  •
  we may not be able to effectively anticipate, identify and respond quickly to changing fashion trends and customer preferences;

  •
  we may not be able to execute our growth strategy if we are unable to identify suitable locations to open new stores, obtain favorable lease terms, attract customers to our stores, hire and retain personnel, maintain sufficient levels of cash flow to support our expansion and/or grow our direct business;

  •
  we may be adversely impacted by economic conditions, the seasonality of our business and the success of the malls and shopping centers where our stores are located;

  •
  we operate in a highly competitive specialty retail apparel industry and may face increased competition;

  •
  we may not be able to maintain or improve levels of comparable store sales;

  •
  we may not be able to maintain and enhance our brand image;

  •
  we may face disruptions in our information systems;

  •
  we may not be able to effectively manage our operations, which have grown rapidly, or our future growth; and

  •
  we may lose key personnel.

Our Principal Stockholders

Upon the completion of this offering, WestView Capital Partners L.P., or WestView, entities advised by PineBridge Investments, or PineBridge, and members of the Rosenbaum family (which includes Jerrold Rosenbaum, Beth Angelo and Laurie Bauguss) are expected to own approximately 9.9%, 9.4% and 10.2%, respectively, of our outstanding common stock, or 8.6%, 8.1% and 8.8%, respectively, if the underwriters' option to purchase additional shares is fully exercised. As a result, WestView, PineBridge and members of the Rosenbaum family may be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions."

WestView is an independent, Boston-based private equity firm focused exclusively on lower middle market companies. WestView manages approximately $500 million in assets and makes equity investments in companies in a variety of growth, buyout, consolidation and recapitalization transactions.

PineBridge Investments LLC is an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended. PineBridge Investments LLC is a member company of PineBridge. PineBridge provides investment advice and markets asset management products and services to its clients around the world.

Corporate and Other Information

Body Central Corp. was incorporated in Delaware in 2006. We are a holding company and all of our business operations are conducted through our two wholly owned subsidiaries, Body Shop of America, Inc., which was incorporated in Florida in 1972, and Catalogue Ventures, Inc., which was incorporated in Florida in 2000.

Office Location

Our principal executive office is located at 6225 Powers Avenue, Jacksonville, Florida 32217, our telephone number is (904) 737-0811 and our fax number is (904) 730-0638. Our website address is www.bodyc.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

The Offering

By Body Central Corp.	100,000 shares of common stock
By the selling stockholders	4,859,795 shares of common stock
Total	4,959,795 shares of common stock
Common stock to be outstanding immediately after this offering	15,505,677 shares of common stock
Offering Price	$16.50
Over-allotment option	743,969 shares of common stock
Use of proceeds	We intend to use the net proceeds to us from this offering to provide funds for working capital and other general corporate purposes, including the growth of our store base and direct business. See the "Use of Proceeds" section of this prospectus for more information. We will not receive any proceeds from the sale of shares by the selling stockholders.
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Nasdaq Global Market symbol	BODY

The number of shares of our common stock to be outstanding after this offering is based on 15,405,677 shares of our common stock outstanding as of January 21, 2011 and excludes:

  •
  1,094,094 shares of our common stock issuable upon the exercise of options outstanding as of January 21, 2011, at a weighted average exercise price of $4.45 per share (of which 75,142 shares of our common stock (or 150,280 shares of common stock if the underwriters' over-allotment is exercised in full) will be issued pursuant to the exercise of vested stock options held by certain of our selling stockholders in order to participate in this offering); and

  •
  1,646,209 shares of our common stock reserved for future issuance under our Amended and Restated 2006 Equity Incentive Plan, which we refer to herein as the Plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summaries of our consolidated financial and operating data for the periods presented should be read in conjunction with "Selected Consolidated Financial and Operating Data," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our summary consolidated statement of operations data for the years ended December 29, 2007, January 3, 2009 and January 2, 2010 have been derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the thirty-nine weeks ended October 3, 2009 and October 2, 2010 have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of our financial position and results of operations for these periods. The historical results presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period may not necessarily be indicative of the results that may be expected for a full year.

We operate on a fiscal calendar that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to December 31st. The reporting periods contained in our audited financial statements included in this prospectus contain 52 weeks of operations in fiscal year 2007, which ended December 29, 2007, 53 weeks of operations in fiscal year 2008, which ended January 3, 2009, and 52 weeks of operations in fiscal year 2009, which ended January 2, 2010.

See "Capitalization" and "Use of Proceeds" for more information.

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 29, 2007	January 3, 2009	January 2, 2010	October 3, 2009	October 2, 2010
				(unaudited)
	(dollars in thousands, except share, per share and operating data)
Statement of Income Data:
Net revenues(1)	$195,911	$191,824	$198,834	$145,647	$176,288
Cost of goods sold(2)	140,334	137,982	139,145	103,678	118,358

Gross profit	55,577	53,842	59,689	41,969	57,930
Selling, general and administrative expenses	51,832	45,555	46,567	33,550	40,621
Depreciation and amortization	5,469	5,357	4,678	3,518	3,510
Impairment of long-lived assets	2,428	936	196	—	—
Goodwill impairment	33,962	—	—	—	—

(Loss) income from operations	(38,114)	1,994	8,248	4,910	13,799
Interest expense, net of interest income	4,215	4,329	3,956	2,985	2,581
Other expense (income), net	238	(493)	(128)	(157)	(105)

(Loss) income before income taxes	(42,567)	(1,842)	4,420	2,073	11,323
(Benefit from) provision for income taxes	(3,237)	(890)	1,640	769	4,260

Net (loss) income	$(39,330)	$(952)	$2,780	$1,304	$7,063

Net (loss) income per common share
Basic	$(194.10)	$(5.42)	$12.94	$5.86	$34.20
Diluted	$(194.10)	$(5.42)	$0.23	$0.11	$0.57
Weighted average common shares outstanding
Basic	203,235	203,235	203,235	203,235	203,235
Diluted	203,235	203,235	12,173,978	12,157,584	12,447,411
Pro Forma net income per common share(3)
Basic			$0.36		$0.58
Diluted			$0.35		$0.57
Pro Forma weighted average common shares outstanding(3)
Basic			14,861,730		14,861,730
Diluted			14,963,364		15,236,797
Operating Data (unaudited):
Revenues:
Stores	$164,411	$156,924	$165,331	$118,800	$148,980
Direct	31,500	34,900	33,503	26,847	27,308

Net revenues	$195,911	$191,824	$198,834	$145,647	$176,288
Stores:
Comparable store sales change(4)	(4.6)%	(8.0)%	4.9%	4.3%	14.8%
Number of stores open at end of period	188	180	185	179	204
Sales per gross square foot	$206	$204	$207	$154	$170
Average square feet per store	4,246	4,283	4,312	4,319	4,289
Total gross square feet at end of period (in thousands)	798	771	798	773	875
Direct:
Number of catalogs circulated (in thousands)	16,000	20,300	20,500	17,200	18,300
Number of pages circulated (in millions)	1,088	1,380	1,394	1,170	1,244
Capital expenditures (in thousands)	$9,656	$2,640	$4,809	$2,725	$5,494

		As of October 2, 2010
	As of January 2, 2010	Actual	Pro Forma As Adjusted(5)
		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,226	$5,823	$8,541
Working capital	(1,967)	(1,217)	7,875
Total assets	79,209	84,398	87,116
Long-term debt, less current portion	33,000	25,518	—
Redeemable preferred stock	50,038	50,151	—
Stockholders' (deficit) equity	$(36,891)	$(29,586)	$55,175

(1)
Consists of net sales as well as shipping and handling fees.

(2)
Includes direct cost of purchased merchandise, freight, occupancy, distribution costs, catalog costs, buying costs and inventory shrinkage.

(3)
The pro forma net income per common share and pro forma weighted average common shares outstanding has been derived by applying pro forma adjustments to our historical statements of operations as if this offering as well as our initial public offering were effective January 4, 2009. The pro forma net income per common share and pro forma weighted average common shares outstanding are presented for supplemental informational purposes only. It does not purport to represent what our results of operations would have been had this offering and our initial public offering actually occurred on January 4, 2009.

The pro forma adjustment to net income gives effect to the deduction of $2.5 million and $1.6 million of interest expense, net of income tax benefit, for the fiscal year ended January 2, 2010 and the thirty-nine weeks ended October 2, 2010, respectively, related to the repayment of all outstanding indebtedness under our senior credit facility.

The pro forma adjustments to the weighted average common shares outstanding give effect to the following:

  •
  the sale by us of 2,520,616 shares of our common stock in our initial public offering used to repay all of our outstanding indebtedness under our senior credit facility;

  •
  the sale by us of 268,770 shares of our common stock in our initial public offering used to redeem our non-convertible, non-voting Series C preferred stock; and

  •
  the conversion of all outstanding shares of our convertible preferred stock into 11,869,109 shares of our common stock in connection with our initial public offering.

  The pro forma adjustments do not give effect to the following:

    •
    the sale by us of 100,000 shares of our common stock in this offering for working capital and general corporate purposes;

    •
    the sale by us of 76,924 shares of our common stock in our initial public offering to provide funds for the payment by us of up to an aggregate of $1.0 million to specified employees, including certain named executive officers, under a success bonus plan triggered upon completion of our initial public offering;

    •
    the sale by us of 425,641 shares of our common stock in our initial public offering to provide funds for the underwriting discounts and commissions and estimated offering expenses associated with our initial public offering; and

    •
    the sale by us of 41,382 shares of our common stock in our initial public offering to provide funds for working capital and other general corporate purposes, including to grow our store base and our direct business, to convert Body Shop stores to Body Central banners, to refurbish older stores, to make technology improvements and to make other capital expenditures.

(4)
A store is included in comparable store sales on the first day of the fourteenth month after a store opens. For fiscal year 2008, which was a 53-week year, sales from the 53rd week were excluded from the calculation.

(5)
Reflects the balance sheet data as adjusted for the following:

  •
  the sale by us of 100,000 shares of common stock in this offering for working capital and general corporate purposes, at an offering price of $16.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

  •
  the sale by us of 3,333,333 shares of common stock in our initial public offering at a per share price of $13.00, after deducting underwriting discounts and commissions and estimated expenses payable by us;

  •
  the repayment of all outstanding indebtedness under our senior credit facility using proceeds from our initial public offering;

  •
  the redemption of our non-convertible, non-voting Series C preferred stock using proceeds from our initial public offering;

  •
  the conversion of all outstanding shares of our convertible preferred stock into 11,869,109 shares of our common stock in connection with our initial public offering; and

  •
  the payment by us of an aggregate of $1.0 million to specified employees, including named executive officers, under a success bonus plan triggered upon completion of our initial public offering.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making a decision to buy our common stock. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Risks Related to Our Business

Our success depends on our ability to anticipate, identify and respond quickly to changing fashion trends, and our failure to respond to changing fashion trends could have a material adverse effect on our business, financial condition and results of operations.

Our core market, apparel and accessories for women in their late teens and twenties, is subject to rapidly shifting fashion trends, customer tastes and demands. Accordingly, our success is heavily dependent on our ability to anticipate, identify and capitalize on the latest fashion trends and customer demands, including merchandise, styles and materials that will appeal and be saleable to our customers. A small number of our employees, including our Chief Merchandising Officer and our team of buyers, are primarily responsible for performing this analysis and making product purchase decisions. Our failure to anticipate, identify or react swiftly to changes in styles, trends or desired image preferences or to anticipate demand is likely to lead to lower demand for our merchandise, which could cause, among other things, sales declines, excess inventories and a greater number of markdowns. If we do not accurately forecast fashion trends and sales levels, our business, financial condition and results of operations will be adversely affected.

Our growth strategy depends upon our ability to successfully open and operate new stores each year in a timely and cost-effective manner without affecting the success of our existing store base.

Our strategy to grow our business depends partly on continuing to open new stores for the foreseeable future. Our future operating results will depend largely upon our ability to find a sufficient number of suitable locations that will allow us to successfully open and operate new stores each year in a timely and cost-effective manner. We believe there are many opportunities to expand our store base from our 209 locations as of January 1, 2011. We opened 15 new stores in fiscal year 2009 and 27 new stores in fiscal 2010. In fiscal year 2011, we plan to open approximately 30 to 35 new stores. Our current expansion plans are only targets, and the actual number of new stores we open could differ significantly from these estimates.

Our ability to successfully open and operate new stores depends on many factors including, among others, our ability to:

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  identify desirable store locations, primarily in regional malls as well as outlet, lifestyle and power centers;

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  negotiate acceptable lease terms, including desirable tenant allowances;

  •
  maintain out-of-pocket, build-out costs in line with our store economic model, including through leveraging landlords' reimbursements for a portion of our construction expenses, as well as managing these costs at reasonable levels;

  •
  hire, train and retain a growing workforce of store managers, sales associates and other personnel;

  •
  successfully integrate new stores into our existing control structure and operations, including our information technology systems; and

  •
  efficiently expand the operations of our distribution facility to meet the needs of a growing store network.

Our near-term expansion plans have us opening new stores in or near the areas where we already have existing stores. As a result, we may face risks associated with market saturation of our merchandise. Also, if we expand into new geographic areas, we will need to successfully identify and satisfy the fashion preferences of our target customers in these areas. In addition, we will need to address competitive, merchandising, marketing, distribution and other challenges encountered in connection with any expansion.

Finally, we cannot assure you that any newly opened stores will be received as well as, or achieve net sales or profitability levels comparable to those of, our existing stores in our estimated time periods, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business may be materially harmed and we may incur significant costs associated with closing or relocating stores. If we fail to successfully open and operate new stores and execute our growth plans, the price of our common stock could decline.

Our business is sensitive to consumer spending and economic conditions.

Consumer purchases of apparel, accessories and particularly discretionary retail items, including our fashion merchandise, may be adversely affected by economic conditions such as employment levels, salary and wage levels, the availability of consumer credit, inflation, high interest rates, high tax rates, high fuel prices and consumer confidence with respect to current and future economic conditions. Consumer purchases may decline during recessionary periods or at other times when unemployment is higher or disposable income is lower. These risks may be exacerbated for retailers like us that focus significantly on selling discretionary fashion merchandise. Consumer willingness to make discretionary purchases may decline, may stall, or may be slow to increase due to national and regional economic conditions. Our financial performance is particularly susceptible to economic and other conditions in regions or states where we have a significant number of stores, such as Florida, Texas, Pennsylvania and Georgia. There remains considerable uncertainty and volatility in the national and global economy. Further or future slowdowns or disruptions in the economy could adversely affect mall traffic and new mall and shopping center development and could materially and adversely affect us and our growth plans. We may not be able to maintain our recent rate of growth in net revenues if there is a decline in consumer spending patterns.

We operate in the highly competitive specialty retail apparel industry and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could impact our ability to grow our business or result in loss of our market share.

We face intense competition in the specialty retail apparel industry. We compete on the basis of a combination of factors, including price, breadth, quality and style of merchandise, as well as our brand image and ability to respond to fashion trends. While we believe that we compete primarily with specialty retailers, catalog retailers and Internet businesses that specialize in women's apparel and accessories, we also face competition from department stores and value retailers. We believe our primary competitors include specialty apparel retailers that offer their own private labels, including Forever 21, Wet Seal, rue21, Charlotte Russe and Aéropostale, among others. In addition, our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business.

We also compete with a wide variety of large and small retailers for customers, vendors, suitable store locations and personnel. The competitive landscape we face, particularly among specialty retailers, is subject to rapid change as new competitors emerge and existing competitors change their offerings. We cannot assure you that we will be able to compete successfully and navigate the shifts in our market.

Many of our competitors are, and many of our potential competitors may be, larger and have greater name recognition and access to greater financial, marketing and other resources. Therefore, these competitors may be able to adapt to changes in trends and customer desires more quickly, devote greater resources to the marketing and sale of their products, generate greater brand recognition or adopt more aggressive pricing policies than we can. In addition, catalog mailings by our competitors may adversely affect response rates to our own catalog mailings. As a result, we may lose market share, which would reduce our sales and revenues and adversely affect our results of operations.

Our inability to maintain or improve levels of comparable store sales could negatively impact our profitability and financial operations.

Our recent comparable store sales have been higher than our historical comparable store sales, and we may not be able to sustain or improve these levels. If our future comparable store sales decline or fail to meet market expectations, our profitability could be harmed and the price of our common stock could decline. In addition, the aggregate results of our store operations have fluctuated in the past and can be expected to fluctuate in the future. A variety of factors affect comparable store sales, including fashion trends, competition, current national and regional economic conditions, pricing, changes in our merchandise mix, inventory shrinkage, the success of our marketing programs, holiday timing and weather conditions. In addition, it may be more challenging for us to sustain high levels of comparable store sales growth during and after the planned expansion of our store base. These factors may cause our comparable store sales results to be materially lower than in recent periods and lower than market expectations, which could harm our business and our earnings and result in a decline in the price of our common stock.

Our ability to attract customers to our stores that are located in regional malls and other shopping centers and venues depends heavily on the success of the malls and centers in which our stores are located, and any decrease in customer traffic could cause our net sales to be less than expected.

Our stores are principally located in regional malls, with some in outlet, lifestyle and power centers, and we would expect this to continue as we grow. Net sales at our stores are derived, to a significant degree, from the volume of traffic in those malls and centers and the surrounding areas. Our stores benefit from the ability of adjacent tenants to generate consumer traffic near our stores and the continuing popularity of the regional malls and outlet, lifestyle and power centers as shopping destinations. Our sales volume and traffic may be adversely affected by, among other things, economic downturns nationally or regionally, high fuel prices, increased competition, unfavorable weather conditions, changes in consumer demographics, a decrease in popularity of malls generally or of particular malls in which our stores are located. A reduction in customer traffic as a result of these or any other factors, or our inability to obtain or maintain desirable store locations within malls, could have a material adverse effect on our business. In addition, store closings in malls, particularly stores that attract similar customers, or deteriorations in the financial condition of mall operators could limit their ability to finance our tenant improvements, which would have an adverse impact on our ability to open profitable stores.

Our business largely depends on a strong brand image, and if we are not able to maintain and enhance our brand, particularly in new markets where we have limited brand recognition, we may be unable to attract a sufficient number of customers to our stores or sell sufficient quantities of our merchandise through our direct business.

We believe that our brand image and brand awareness has contributed significantly to the success of our business. We also believe that maintaining and enhancing our brand image particularly in new markets where we have limited brand recognition is important to maintaining and expanding our customer base. Maintaining and enhancing our brand image may require us to make substantial investments in areas such as merchandising, marketing, store operations, community relations, store graphics, catalog distribution and employee training. These investments may be substantial and may not ultimately be successful.

We rely on word-of-mouth, foot traffic, catalogs and email blasts to capture the interest of our customers and drive them to our stores and website. We do not use traditional advertising channels, such as newspapers, magazines, billboards, television and radio, which are used by some of our competitors. We expect to increase our use of social media, such as Facebook and Twitter, in the future. If our marketing efforts are not successful, there may be no immediately available alternative marketing channel for us to build or maintain brand awareness.

As we execute our growth strategy, our ability to successfully integrate new stores into their surrounding communities, to expand into new markets or to maintain the strength or distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customer. Failure to successfully market our brand in new and existing markets could harm our business, results of operations and financial condition.

We recently replaced or are planning to replace several core information technology systems, which might disrupt our operations and cause us to incur significant unexpected expenses.

In the fourth quarter of 2010, we finished the complete replacement of our stores' point-of-sale software system with an off-the-shelf application from a specialty retail store system vendor. When implementing new technology systems, even an off-the-shelf solution, there is always risk that the system does not function properly or that other challenges arise that we did not anticipate. There are inherent risks associated with replacing point-of-sale software systems, including the risk of disruptions that affect our ability to obtain timely and accurate sales information or that cause delays in our ability to service our customers in stores.

During July 2010, we replaced key systems which support our direct business, including our sales order, purchase order and warehouse management systems as well as our website and web interface application. These replacements and upgrades will allow us to handle more orders than our current system and provide a better user experience for our direct customers. In the near-term, delays and disruptions in order processing and fulfillment resulting from the new website and direct business software replacement could arise, either of which might negatively impact our direct business in the form of delivery disruptions, reduced sales or reduced access to our website.

In fiscal year 2011, we plan to install a new planning and allocation system for our store business. This system will supplement our existing inventory system, thereby allowing us to manage our inventory more efficiently. Our existing inventory management system for our store business and our accounting system may need to be upgraded and replaced over time depending on our growth. As described above, the risks associated with these systems changes could disrupt and adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, including the implementation of our internal controls over financial reporting.

We believe that other companies have experienced significant delays and cost overruns in implementing similar systems changes, and we may encounter problems as well. We may not be able to successfully implement these new systems or, if implemented, we may still face unexpected disruptions in the future. Any resulting disruptions could harm our business, prospects, financial condition and results of operations.

To support our current growth strategy, we will need to place increasing reliance on our information technology and distribution systems. Any failure, inadequacy or interruption of our systems could harm our ability to effectively operate our business.

As our operations grow, greater demands will be placed on our information technology, distribution, sales order and inventory management systems. Our ability to effectively manage and maintain controls and procedures related to financial reporting, to manage and maintain our inventory and to ship products to our stores and our customers on a timely basis depends to a significant extent on our in-store systems, including our point-of-sale software and inventory management systems, as well as our systems that enable our direct business through our catalog and website. See "Business—Information Technology Systems" for a more detailed description of our systems and "—We recently replaced or are planning to replace several core information technology systems, which might disrupt our operations and cause us to incur significant unexpected expenses" for a description of certain changes to our core systems. To manage the growth of our operations, personnel and real estate portfolio, we will need to continually improve and expand our operational resources, including our operational and financial systems, transaction processing and internal controls and business processes. In doing so, we would expect to encounter transitional issues that could cause us to incur substantial additional expenses. The failure of our information systems to operate effectively, problems with transitioning to upgraded or replacement systems or expanding them into new stores or a breach in security of these systems, could adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We cannot anticipate all the demands that will be placed on our systems and we could be required to make significant additional expenditures to remediate any failure to upgrade, problems or breaches of our information technology systems, which could have a material adverse effect on our results of operations and business.

Our current growth plans will place a strain on our existing resources and could cause us to encounter challenges we have not faced before.

As our number of stores and our direct sales grow, our operations will become more complex. While we have grown substantially as a company since inception, this growth has been over a period of decades. As we move forward, we expect our growth to bring new challenges that we have not faced before. Among other strains, this growth may make it more difficult for us to adequately predict expenditures, such as real estate and construction expenses, budgeting will become more complex, and we also may place increased burdens on our vendors, as we will likely increase the size of our merchandise orders. As a result, if new order delivery times lengthen, we could see more fashions arrive after trends have passed, resulting in excess inventory and greater markdowns.

In addition, our planned expansion is expected to place increased demands on our existing operational, managerial, administrative and other resources. Specifically, our inventory management systems and personnel processes may need to be upgraded to keep pace with our current growth strategy. We cannot anticipate all of the demands that our expanding operations will impose on our business, and our failure to appropriately address these demands could have a material adverse effect on our business.

We depend on key personnel and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We believe that we have benefited substantially from the leadership and experience of our key personnel, including our President and Chief Executive Officer, Allen Weinstein, our Chief Merchandising Officer, Beth Angelo, and our Chief Financial Officer, Richard Walters. Our employees may terminate their employment with us at any time. The loss of any of our key personnel could have a material adverse effect on our business, as we may not be able to find suitable individuals to replace them on a timely basis. In addition, any departures of key management could be viewed in a negative light by investors and analysts, which could cause our common stock price to decline.

As our business expands, our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. Attracting and retaining experienced and successful personnel in the retail industry is competitive. If we are not able to meet, hire and retain key members of senior management, our growth strategy and business generally could be impaired.

Our business will suffer and our growth strategy may not be successful if we are unable to find and retain store employees that reflect our brand image and embody our culture.

Like most retailers, we experience significant employee turnover rates, particularly among store employees. Our planned growth will require us to hire and train even more personnel to manage our expected growth. Our success depends in part upon our ability to continually attract, motivate and retain a sufficient number of store employees who understand and can represent and appreciate our brand and customers. We compete for qualified personnel with a variety of companies looking to hire for retail positions. Historically, we have prided ourselves on our commitment to employee growth and development and we focus on promoting from within our team. Our growth plans will strain our ability to staff our new stores, particularly at the store manager level, which could have an adverse effect on our ability to maintain a cohesive and consistently strong team, which in turn could have an adverse impact on our business. If we are unable to attract, train, assimilate or retain employees in the future, we may not be able to service our customers effectively, thus reducing our ability to continue our growth and to operate our existing stores as profitably as we have in the past.

We only have one facility which is both our corporate headquarters and distribution facility and have not yet implemented disaster recovery procedures. If we encounter difficulties associated with this facility, we could face inventory shortages that would have a material adverse effect on our business operations.

Our corporate headquarters and our only distribution facility are located in one facility in Jacksonville, Florida. Our distribution facility supports both our retail stores and our direct business. All of our merchandise is shipped from our vendors to the distribution facility and then packaged and shipped from our distribution facility to our stores and our direct customers. Our stores and our direct customers must receive merchandise in a timely manner in order to stay current with the fashion preferences of our customers. While we believe the size and scale of our distribution center is sufficient to service our growth plans for the foreseeable future, the efficient flow of our merchandise requires that we have adequate capacity in our distribution facility to support our current level of operations and our growth plans. If we encounter difficulties associated with our distribution facility or if it were to shut down for any reason, including by fire or other natural disaster, we could face inventory shortages resulting in "out-of-stock" conditions in our stores, and delays in shipments to our direct customers, resulting in significantly higher costs and longer lead times associated with distributing our merchandise. In addition, most of our computer equipment and senior management, including critical resources dedicated to merchandising, financial and administrative functions, are located at our corporate headquarters. Our management and our operations and distribution staff would need to find an alternative location, causing further disruption and expense to our business and operations.

We recognize the need for, and are in the early stages of, developing disaster recovery, business continuity and document retention plans that would allow us to be operational despite casualties or unforeseen events impacting our corporate headquarters or distribution center. Without disaster recovery, business continuity and document retention plans, if we encounter difficulties or disasters with our distribution facility or at our corporate headquarters, our critical systems, operations and information may not be restored in a timely manner, or at all, and this would have a material adverse effect on our business.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We do not own any real estate. Instead, we lease all of our store locations, as well as our corporate headquarters and distribution facility in Jacksonville, Florida. Although our leases range from month-to-month to approximately ten years, we typically occupy our stores under operating leases with terms of six to ten years. Some of our leases have early termination provisions if we do not achieve specified sales targets after an initial term, which is typically four years. We believe that we have been able to negotiate favorable rental rates over the last few years due in part to the state of the economy and higher than usual vacancy rates in a number of regional malls. These trends may not continue and there is no guarantee that we will be able to continue to negotiate such favorable terms. As we expand our store base, our lease expense and our cash outlays for rent and other related charges will increase. In addition to future minimum lease payments, most of our leases provide for additional rental payments based upon our achieving specified net sales, and many provide for additional payments associated with common area maintenance, real estate taxes and insurance. In addition, many of our lease agreements have escalating rent provisions over the initial term. Our substantial occupancy costs could have significant negative consequences, which include:

  •
  requiring that a substantial portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes;

  •
  increasing our vulnerability to general adverse economic and industry conditions; and

  •
  limiting our flexibility in planning for, or reacting to changes in, our business or in the industry in which we compete.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and needs and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would harm our business. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying rent for the balance of the lease term. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations.

Our ability to obtain merchandise quickly and at competitive prices could suffer as a result of any deterioration or change in our vendor relationships or their businesses.

We do not own or operate any manufacturing facilities. Instead, we purchase all of our merchandise from third-party vendors. Two of our vendors accounted for approximately 22% of our purchases in fiscal year 2009, with no single vendor accounting for more than 11% of our purchases. Our business and financial performance depend in large part on our ability to quickly evaluate merchandise for style and fit and also to test and purchase a wide array of desired merchandise from our vendors at competitive prices and in the quantities we require. We generally operate without long-term purchase contracts or other contractual guarantees. Rather, we receive and review samples almost daily for fit and fashion evaluation.

The benefits we currently experience from our vendor relationships could be adversely affected if a sufficient number of our vendors:

  •
  choose to stop providing merchandise samples to us or otherwise discontinue selling products to us;

  •
  raise the prices they charge us to a level such that we are unable to sell merchandise at prices that make sense for us and our customers;

  •
  change pricing terms to require us to pay on delivery or upfront, including as a result of changes in the credit relationships some of our vendors have with their various lending institutions;

  •
  reduce our access to styles, brands and products by entering into broad exclusivity arrangements with our competitors or otherwise in the marketplace;

  •
  sell similar products to our competitors with similar or better pricing; or

  •
  initiate or expand sales of apparel and accessories to retail customers directly through their own stores, catalogs or on the Internet and compete with us directly.

Market and economic events that adversely impact our vendors could impair our ability to obtain merchandise in sufficient quantities. For instance, in recent months the cost of cotton has increased, which could cause our vendors to increase their prices and impact the prices we charge and our results of operations. We historically have established good working relationships with many small- to mid-size vendors that often have more limited resources, production capacities and operating histories. As we grow and need greater amounts of inventory, we may need to develop new relationships with larger vendors as our current vendors may be unable to supply us with needed quantities. We may not be able to find similar products on the same terms from larger vendors. If we are unable to acquire suitable merchandise in sufficient quantities and at acceptable prices due to the loss of, or a deterioration or change in our relationship with, our vendors or events harmful to our vendors occur, it may adversely affect our business and results of operations.

A failure in our e-commerce operations, which are subject to factors beyond our control, could significantly disrupt our business and lead to reduced sales and reputational damage.

Our direct business operations are growing and represent an important part of our business, accounting for approximately 16.8% of our net revenues in fiscal year 2009. Expanding our direct business is an important part of our growth strategy. In addition to changing consumer preferences and buying trends in e-commerce, we are vulnerable to certain additional risks and uncertainties associated with Internet sales, including changes in required technology interfaces, website downtime and other technical failures, security breaches and consumer privacy concerns. During fiscal year 2009, our e-commerce system suffered a system wide shutdown for a period of approximately six days, resulting in losses to our net revenues. We recently replaced or are planning to replace several core information technology systems, including the replacement of the key systems which support our direct business. The replacement of these systems might disrupt our operations and cause us to incur significant expenses as described elsewhere in this prospectus. Our failure to successfully respond to these risks and uncertainties could reduce Internet sales and damage our brand's reputation.

Many of the risks relating to our e-commerce operations are beyond our control, such as state initiatives to impose sales tax collection or use tax reporting for Internet sales, governmental regulation of the Internet, increased competition from e-commerce retailers offering similar products, online security breaches and general economic conditions specific to the Internet and e-commerce. Each of these factors could negatively impact our results of operations.

System security risk issues could disrupt our internal operations or information technology systems, and any such disruption could harm our net revenues, increase our expenses, and harm our reputation, results of operations and stock price. In addition, incidents in which we fail to protect our customers' information against security breaches could result in monetary damages against us and could otherwise damage our reputation, harm our businesses and adversely impact our results of operations.

Experienced computer programmers and hackers, or even internal users, may be able to penetrate, create systems disruptions or cause shutdowns of our network security or that of third-party companies with which we have contracted to provide payment processing services. As a result, we could incur significant expenses addressing problems created by these breaches. This risk is heightened because we collect and store customer information for marketing purposes. Any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or data breaches. In addition, sophisticated hardware and operating system software and applications that we buy from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the systems. The costs to us to eliminate or alleviate security problems, viruses and bugs, or any problems associated with the outsourced services provided to us, could be significant, and efforts to address these problems could result in interruptions, delays or cessation of service that may impede our sales, distribution or other critical functions.

In addition, almost all states have adopted breach of data security statutes or regulations that require notification to consumers if the security of their personal information is breached, and at least one state has adopted regulations requiring every company that maintains or stores personal information to adopt a comprehensive written information security program. Governmental focus on data security may lead to additional legislative action, and the increased emphasis on information security may lead customers to request that we take additional measures to enhance security. As a result, we may have to modify our business with the goal of further improving data security, which would result in increased expenses and operating complexity. Lastly, our reputation may be damaged by any compromise of security, accidental loss or theft of customer data in our possession, which would negatively impact our business, financial condition or results of operations.

Hurricanes or other unanticipated catastrophes that result in a disruption of our operations could negatively impact our business.

Our corporate headquarters and only distribution center are located at a single facility in Jacksonville, Florida. This single distribution center receives, stores and distributes merchandise to all of our stores and fulfills all sales for our direct business. Most of our computer equipment and senior management, including critical resources dedicated to merchandising, financial and administrative functions, are located at our corporate headquarters. As described elsewhere in the risk factors in this prospectus, we do not have adequate disaster recovery systems and plans at our corporate headquarters and distribution facility. As a result, our business may be more susceptible to regional natural disasters and catastrophes than the operations of more geographically diversified competitors.

In addition, a substantial number of our stores are located in the southeastern U.S. The southeastern U.S., Florida and other states along the Gulf Coast, in particular, are prone to severe weather conditions. For example, hurricanes have passed through Florida and other states along the Gulf Coast causing extensive damage to the region. In addition, to the extent that the predictions of some climate change models prove accurate, there may be significant national and regional physical effects from climate change such as increases in storm intensity and frequency, including hurricanes. An increase in adverse weather conditions impacting Florida and other states along the Gulf Coast, and the southeastern U.S. generally, could harm our business, results of operations and financial condition. For instance, our Nashville mall store has been closed since spring 2010 due to flooding in that region and we do not expect to re-open this store until early 2012. In fact, all of our locations expose us to additional diverse risks, given that natural disasters or other unanticipated catastrophes, such as telecommunications failures, cyber-attacks, fires or terrorist attacks, can occur anywhere and could cause disruptions in our operations. Extensive or multiple disruptions in our operations, whether at our stores or our corporate headquarters and distribution center, due to natural disasters or other unanticipated catastrophes could have a material adverse effect on our results of operations.

Our net revenues and merchandise fluctuate on a seasonal basis, leaving our operating results particularly susceptible to changes in seasonal shopping patterns, weather and related risks.

Due to the seasonal nature of the retail industry, we have historically experienced and expect to continue to experience some fluctuations in our net revenues and net income. Our net revenues are typically higher in the second and fourth quarters. Net revenues generated during the second quarter and the holiday selling season generally contribute to the relatively higher second quarter and fourth quarter net income. Net revenues during these periods cannot be used as an accurate indicator of annual results. In addition, net revenues in a period can fluctuate due to shifts in the timing of holidays. For instance, the Easter holiday will occur during different fiscal quarters from year to year. If for any reason our net revenues were below seasonal norms or expectations during these quarters, our annual results of operations could be adversely affected. In addition, in order to prepare for the second and fourth quarters, we must order and keep in stock more merchandise than we carry at other times during the year. This inventory build-up may require us to expend cash faster than is generated by our operations during this period.

Our net revenues also fluctuate based on weather patterns. Any unanticipated decrease in demand for our products during these peak shopping periods could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, profitability and brand image. In addition, we may experience variability in net revenues as a result of a variety of other factors, including the timing of new store openings and catalog mailings, store events, other marketing activities, sales tax holidays and the back-to-school selling season and other holidays, which may cause our results of operations to fluctuate on a quarterly basis and relative to corresponding periods in prior years.

Increases in costs of catalog mailing, paper and printing will affect the cost of our direct business, which will reduce our profitability.

Postal rate increases and paper and printing costs increase our catalog distribution costs and affect the financial results of our direct business. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. We are not a party to any long-term contracts for the supply of paper. Our cost of paper has fluctuated significantly, and our future paper costs are subject to supply and demand forces that we cannot control. Future additional increases in postal rates or in paper or printing costs could reduce our profitability to the extent that we are unable to pass those increases directly to customers or offset those increases by raising selling prices.

We may suffer risks if our vendors fail to comply with applicable laws, including a failure to use acceptable labor practices, or if our vendors suffer disruptions in their businesses.

Our vendors source the merchandise sold in our stores from manufacturers both inside and outside of the U.S. Although each of our purchase orders is subject to our vendor manual and requires adherence to accepted labor practices and compliance with labor, immigration, manufacturing safety and other laws, we do not supervise, control or audit our vendors or the manufacturers that produce the merchandise we sell. The violation of any labor, immigration, manufacturing safety or other laws by any of our vendors or their U.S. and non-U.S. manufacturers, such as use of child labor, could damage our brand image or subject us to boycotts by our customers or activist groups.

Any event causing a sudden disruption of manufacturing or imports, including the imposition of additional import restrictions, could interrupt, or otherwise disrupt, the shipment of finished products to us by our vendors and materially harm our operations. Political and financial instability outside the U.S., strikes, adverse weather conditions or natural disasters that may occur or acts of war or terrorism in the U.S. or worldwide, may affect the production, shipment or receipt of merchandise. These factors, which are beyond our control, could materially hurt our business, financial condition and results of operations or may require us to modify our current business practices or incur increased costs.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise cause us to change the way we do business.

We are subject to numerous regulations, including labor and employment, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally or govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. If these regulations were to change or were violated by our management, employees or vendors, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make the ordinary conduct of our business more expensive or require us to change the way we do business. Laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, immigration laws, child labor laws, supervisory status, leaves of absence, mandated health benefits or overtime pay, could also negatively impact us, such as by increasing compensation and benefits costs for overtime and medical expenses. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for some merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws, and future actions or payments related to these changes could be material to us.

We plan to use cash from operations to fund our operations and execute our growth strategy. We may, however, require additional financing and any additional indebtedness could adversely affect our financial health and impose covenants that limit our business activities.

We plan to open a number of new stores and remodel existing stores as opportunities arise. As we work to grow our business and store base, we will require cash from operations to pay our lease obligations, build out new store spaces, purchase inventory, pay personnel and further invest in our systems and infrastructure. While we expect a larger store base to increase net sales, we cannot assure you that we would achieve an increase. Payments under our store leases and the lease of our corporate headquarters and distribution center account for a significant portion of our operating expenses.

If our business does not generate sufficient cash flow from operations to fund our business and growth plans, and sufficient funds are not otherwise available to us from the net proceeds received from this offering, we may need additional equity or debt financing. If additional equity or debt financing is not available to us on satisfactory terms, our ability to run and expand our business would be curtailed and we may need to delay, limit or eliminate store openings. Also, we may not have enough cash on hand to fund any operating shortfalls. If we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership would be diluted.

Any borrowings under any future debt financing will require interest payments and need to be repaid or refinanced, and would create additional cash demands and financial risk for us. Diverting funds identified for other purposes for debt service may impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all. Any indebtedness we might incur in the future may contain covenants that restrict our ability to incur additional debt, pay dividends, make acquisitions or investments or do certain other things that may impact the value of our common stock.

There are claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to our brand.

As a growing company with expanding operations, we increasingly face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include employee claims, commercial disputes, intellectual property issues, product-oriented allegations and slip and fall claims. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Litigation and other claims against us could result in unexpected expenses and liabilities, which could materially adversely affect our operations and our reputation.

We may be unable to protect our trademarks or other intellectual property rights.

We believe that our trademarks are integral to our store design, our direct business and our success in building brand image and loyalty. We have registered those trademarks that we believe are important to our business with the U.S. Patent and Trademark Office. We cannot assure you that these registrations will prevent imitation of our name, merchandising concept, store design or private label merchandise or the infringement of our other intellectual property rights by others. In most cases, the apparel and accessories we sell are purchased on a non-exclusive basis from vendors that also sell to our competitors. Our competitors may seek to replicate aspects of our business strategy and in-store experience, thereby diluting our experience and adversely affecting our brand and competitive position. Imitation of our name, concept, store design or merchandise in a manner that projects lesser quality or carries a negative connotation of our brand image could have a material adverse effect on our business, financial condition and results of operations.

In some regions of the U.S., our stores are located in the same malls and shopping centers as stores operated by a company doing business under the name The Body Shop®, which operates cosmetics and beauty stores. While we are not affiliated with this company, in 1991, we granted this company a license to use our Body Shop trademark which is held by us in connection with retail store services for the sale of women's apparel and apparel accessories. This license was non-exclusive as to certain uses and our agreements with this company permit us to continue to use our "Body Shop' mark in our stores located in Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas. While we currently operate under the Body Central banner, we operate under the Body Shop banner in 61 stores in certain states. The use by the cosmetic and beauty store of the Body Shop trademark may create confusion between our business and their business and this could affect our brand.

We are not aware of any claims of infringement upon or challenges to our right to use any of our brand names or trademarks in the U.S. Nevertheless, we cannot be certain that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks or proprietary rights of others. Although we cannot currently estimate the likelihood of success of any such lawsuit or ultimate resolution of such a conflict, such a controversy could have a material adverse effect on our business, financial condition and results of operations. If disputes arise in the future, we may not be able to successfully resolve these types of conflicts to our satisfaction.

Because we have not registered our trademarks in any foreign countries, international protection of our brand image and the use of these marks could be limited. For instance, we are aware of a company outside the U.S. that has used our brand name and has a similar logo, image and website for its business. Also, other entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for apparel or accessories in foreign countries in which our vendors source our merchandise. Our inability to register our trademarks or purchase or license the right to use our trademarks or logos in these jurisdictions could limit our ability to obtain supplies from less costly markets or penetrate new markets should our business plan change to include selling our merchandise in those foreign jurisdictions.

We may be subject to liability if we or our vendors infringe upon the trademarks or other intellectual property rights of third parties, including the risk that we could acquire merchandise from our vendors without the full right to sell it.

While we do not manufacture and produce apparel and accessories, we may be subject to liability if our vendors infringe upon the trademarks or other intellectual property rights of third parties. We do not independently investigate whether our vendors legally hold intellectual property rights to the merchandise they manufacture and distribute. Third parties may bring legal claims, or threaten to bring legal claims, against us that their intellectual property rights are being infringed or violated by our use of intellectual property. Litigation or threatened litigation could be costly and distract our senior management from operating our business. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. In addition, any payments we are required to make and any injunctions with which we are required to comply as a result of infringement claims could be costly and thereby adversely affect our financial results.

If a third party claims to have licensing rights with respect to merchandise we purchased from a vendor, or if we acquire unlicensed merchandise, we may be obligated to remove this merchandise from our stores, incur costs associated with this removal if the distributor or vendor is unwilling or unable to reimburse us and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Additionally, we will be required to purchase new merchandise to replace any we remove.

We rely upon independent third-party transportation providers for substantially all of our merchandise shipments.

We currently rely upon independent third-party transportation providers for substantially all of our merchandise shipments, including shipments to all of our stores and our direct customers. Our use of outside delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact a shipper's ability to provide delivery services that adequately meet our shipping needs. If we change shipping companies, we could face logistical difficulties that could adversely impact deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs.

Our ability to source our merchandise profitably could be hurt if new trade restrictions are imposed or existing trade restrictions become more burdensome.

We currently purchase all of our inventory from domestic, third-party vendors, who source our merchandise both domestically and internationally. These vendors, to the extent they obtain apparel and accessories from outside of the U.S., are subject to trade restrictions, including increased tariffs, safeguards or quotas, which could increase the cost or reduce the supply of merchandise available to us. Under the World Trade Organization Agreement, effective January 1, 2005, the U.S. and other World Trade Organization member countries removed quotas on goods from World Trade Organization members, which in certain instances we believe affords our vendors greater flexibility in importing textile and apparel products from World Trade Organization countries from which they source our merchandise. However, as the removal of quotas resulted in an import surge from China, the U.S. imposed safeguard quotas on a number of categories of goods and apparel from China and may impose additional quotas in the future. These and other trade restrictions could have a significant impact on our vendor's sourcing patterns in the future. The extent of this impact, if any, and the possible effect on our purchasing patterns and costs, cannot be determined at this time. We cannot predict whether any of the countries in which our vendors' merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the U.S. and foreign governments, nor can we predict the likelihood, type or effect of any restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against apparel items, as well as U.S. or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of apparel to our vendors, and we would expect the costs to be passed along in increased prices to us, which could hurt our profitability.

We may be subject to sales tax in states where we operate our direct business, which could have a material adverse effect on our business, financial condition and results of operations.

Under current state and federal laws, we are not required to collect and remit sales tax in states where we sell through our Internet or catalog channels. Legislation is pending in some states that may require us to collect and remit sales tax on direct sales or institute use tax reporting. If states pass sales or use tax laws, we may need to collect and remit current and past sales tax and could face greater exposure to income tax and franchise taxes in these states. Any increase in sales tax or use tax reporting on our Internet sales could discourage customers from purchasing through our catalog or Internet channels, which could have a material adverse effect on our results of operations.

Increases in the minimum wage could have a material adverse effect on our business, financial condition, results of operations and cash flows.

From time to time, legislative proposals are made to increase the minimum wage in the U.S., as well as a number of individual states. Wage rates for many of our employees are at or slightly above the minimum wage. As federal or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly employees as well. Any increase in the cost of our labor could have a material adverse effect on our operating costs, financial condition and results of operations.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Nasdaq Marketplace Rules. The requirements of these rules and regulations have significantly increased our legal and financial compliance costs, including costs associated with the hiring of additional personnel, and made some activities more difficult, time-consuming or costly.

The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Public disclosure of our business results and other company information could make us less competitive in the market place as our competition gains a better understanding of how we do business.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be reevaluated frequently. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered certified public accounting firm auditing. The assessment of the effectiveness of our internal control over financial reporting will begin with fiscal year 2011. Both we and our independent certified registered public accounting firm will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting and other personnel, involve substantial costs to modify our existing accounting systems and take a significant period of time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

Risks Related to this Offering and Ownership of Our Common Stock

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon consummation of this offering, and assuming that no over-allotment shares are sold in this offering, our executive officers, directors and principal stockholders will beneficially own, in the aggregate, approximately 29% of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of corporate transactions and will have significant control over our management and policies. Of the eight members of our board of directors two are principals of WestView and one member is a managing director of PineBridge.

WestView is expected to hold approximately 9.9% of our outstanding common stock, entities advised by PineBridge are expected to hold approximately 9.4% of our outstanding common stock and members of the Rosenbaum family are expected to hold approximately 10.2% of our outstanding common stock, upon completion of this offering and assuming that no over-allotment shares are sold in this offering. As a result of these ownership positions, these stockholders could take actions that have the effect of delaying or preventing a change-in-control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power among WestView and entities advised by PineBridge may have an adverse effect on the price of our common stock. The interests of these stockholders may not be consistent with your interests as a stockholder.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price at which you purchase them.

Shares of our common stock were sold in our initial public offering in October 2010 at a price of $13.00 per share, and our common stock has subsequently traded between approximately $12.00 and $21.00 per share. There has been a public market for our common stock for only a short period of time. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. An inactive market may also impair our ability to raise capital by selling shares. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

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  fashion trends and changes in consumer preferences;

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  changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the retail sales environment;

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  the timing and level of expenses for new store openings and remodels and the relative proportion of our new stores to existing stores;

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  the performance and successful integration of any new stores that we open;

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  the success of our direct business and sales levels;

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  changes in our source mix and vendor base;

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  changes in key personnel;

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  entry into new markets;

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  our levels of comparable store sales;

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  actions and announcements by us or our competitors or significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

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  inventory shrinkage beyond our historical average rates;

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  changes in operating performance and stock market valuations of other retail companies;

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  investors' perceptions of our prospects and the prospects of the retail industry;

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  fluctuations in quarterly operating results, as well as differences between our actual financial and operating results and those expected by investors;

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  the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

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  announcements relating to litigation;

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  guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

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  changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

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  the development and sustainability of an active trading market for our common stock;

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  future sales of our common stock by our officers, directors and significant stockholders;

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  other events or factors, including those resulting from information technology system failures and disruptions, hurricanes, war, acts of terrorism, other natural disasters or responses to these events; and

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  changes in accounting principles.

These and other factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the offering price.

In addition, the stock markets, including The Nasdaq Global Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have approximately 15,505,677 shares of common stock outstanding. All of the 5,750,000 shares of common stock sold in our initial public offering are, and the 4,959,795 shares of common stock (or 5,703,764 shares if the underwriters exercise their option to purchase additional shares in full) sold in this offering will be, freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We and each of our officers and directors as well as all of the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, without the prior written consent of Piper Jaffray & Co. See "Underwriting" for a more detailed description of the terms of these "lock-up" arrangements. Shares of common stock subject to these lock-up arrangements may be sold in the public market 90 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering. Sales of a substantial number of shares in the public market, or the threat of a substantial sale, could cause the market price of our common stock to decrease significantly.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our certificate of incorporation and by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions, among other things:

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  establish a classified board of directors so that not all members of our board of directors are elected at one time;

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  authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super-majority voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

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  prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

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  provide that our board of directors is expressly authorized to make, alter or repeal our by-laws; and

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  establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law, together with the concentration of ownership of our common stock discussed above under "Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions," could discourage, delay or prevent a transaction involving a change-in-control, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and growth of our business will require substantial cash. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Our actual operating results may differ significantly from our guidance.

From time to time, we release guidance regarding our future performance that represents our management's estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in the release. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed. There can be no assurance that our results will not fall outside of the suggested ranges. The principal reason that we release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such outside analysts or investors.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this prospectus could result in the actual operating results being different than the guidance, and such differences may be materially adverse.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these statements by words such as "aim," "anticipate," "assume," "believe," "could," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "potential," "positioned," "predict," "should," "target," "will," "would" and other similar expressions that are predictions of or indicate future events and future trends. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management's beliefs and assumptions. These statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations. Factors that may cause such differences include, but are not limited to, the risks described under "Risk Factors," including:

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  our ability to identify and respond to new and changing fashion trends, customer preferences and other related factors;

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  failure to execute successfully our growth strategy;

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  changes in consumer spending and general economic conditions;

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  changes in the competitive environment in our industry and the markets we serve, including increased competition from other retailers;

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  failure of our new stores or existing stores to achieve sales and operating levels consistent with our expectations;

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  the success of the malls and shopping centers in which our stores are located;

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  our dependence on a strong brand image;

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  failure of our direct business to grow consistent with our growth strategy;

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  failure of our information technology systems to support our business;

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  our dependence upon key executive management or our inability to hire or retain additional personnel;

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  disruptions in our supply chain and distribution facility;

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  our indebtedness and lease obligations;

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  our reliance upon independent third-party transportation providers for all of our product shipments;

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  hurricanes, natural disasters, unusually adverse weather conditions, boycotts and unanticipated events;

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  the seasonality of our business;

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  increases in costs of fuel, or other energy, transportation or utilities costs and in the costs of labor and employment;

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  the impact of governmental laws and regulations and the outcomes of legal proceedings;

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  restrictions imposed by our indebtedness and lease obligations on our current and future operations;

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  our failure to maintain effective internal controls;

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  our inability to protect our trademarks or other intellectual property rights; and

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  increased costs as a result of being a public company.

We derive many of our forward-looking statements from our own operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties, some of which may not be publicly available. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we do not intend to update or revise any forward-looking statements publicly to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where You Can Find More Information."

USE OF PROCEEDS

We estimate that our net proceeds from this offering, based on the sale of 100,000 shares of our common stock at an offering price of $16.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $1.0 million. We intend to use the net proceeds to pay for our expenses incurred in connection with this offering and the balance to provide funds for working capital and other general corporate purposes.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on The NASDAQ Global Market under the symbol BODY since our initial public offering on October 14, 2010. Before then, there was no public market for our common stock. The following table sets forth the high and low sales prices of our common stock per share, as reported by The NASDAQ Global Market.

	High	Low
2010
2010 Fourth Quarter (beginning October 14, 2010)	$15.75	$11.98
2011
2011 First Quarter (through February 10, 2011)	$21.30	$14.11

On February 10, the closing price as reported on The NASDAQ Global Market of our common stock was $16.87. As of January 10, 2011, we estimate that we had approximately 18 holders of record of our common stock.

DIVIDEND POLICY

We did not declare or pay dividends on our common stock for our fiscal years 2008, 2009 and 2010. We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be retained and used in the operation and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness that we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under future indebtedness we may incur.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of October 2, 2010:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to give effect to the following:

    •
    the sale of 100,000 shares of common stock at an offering price of $16.50 per share, after the deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us;

    •
    the sale by us of 3,333,333 shares of our common stock on October 14, 2010 at an initial public offering price of $13.00 per share, after deducting estimated underwriting discounts, commissions and offering expenses payable by us;

    •
    the repayment of all outstanding indebtedness under our senior credit facility;

    •
    the redemption of our non-convertible, non-voting Series C preferred stock;

    •
    the conversion of all outstanding shares of our convertible preferred stock into 11,869,109 shares of our common stock;

    •
    the payment by us of up to an aggregate of $1.0 million to specified employees, including certain named executive officers, under a success bonus plan triggered upon completion of our initial public offering;

    •
    an amendment to our certificate of incorporation to increase our authorized capital stock to 150,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock; and

    •
    a 25.40446 -for- 1 stock split of our common stock, which occurred on October 13, 2010.

Our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the sections of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Selected Consolidated Financial and Operating Data."

	As of October 2, 2010(1)
	Actual	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$5,823	$8,541

Long-term debt:
Senior credit facility	31,518	—
Redeemable preferred stock:
Preferred stock, Series D, $0.001 par value: no shares authorized, issued or outstanding, actual; no shares authorized, no shares issued and outstanding, on a pro forma as adjusted basis(2)	—	—
Preferred stock, Series C, $0.001 par value: 30,000 shares authorized, issued and outstanding, actual; no shares authorized, no shares issued and outstanding, on a pro forma as adjusted basis	3,531	—
Preferred stock, Series A, $0.001 par value: 325,000 shares authorized, 308,820 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, on a pro forma as adjusted basis	31,080	—
Preferred stock, Series B, $0.001 par value: 175,000 shares authorized, 158,386 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, on a pro forma as adjusted basis	15,540	—
Undesignated preferred stock, $0.001 par value: no shares authorized, no shares issued or outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, on a pro forma as adjusted basis(3)	—	—
Stockholders' deficit:
Common stock, $0.001 par value: 19,053,345 shares authorized, 203,235 shares issued and outstanding, actual; 150,000,000 shares authorized, 15,505,677 shares issued and outstanding, on a pro forma as adjusted basis(4)	—	16
Additional paid-in capital	531	85,902
Accumulated deficit	(30,117)	(30,743)

Total stockholders' (deficit) equity	(29,586)	55,175
Total capitalization	$52,083	$55,175

(1)
Does not include options to purchase 1,094,094 shares of common stock outstanding under our Plan. Of the 1,094,094 shares of common stock outstanding under our Plan, 75,142 shares of our common stock (or 150,280 shares of common stock if the underwriters' over-allotment is exercised in full) will be issued pursuant to the exercise of vested stock options held by certain of our selling stockholders in order to participate in this offering.

(2)
In exchange for certain letters of credit we approved the conditional authorization of up to 61,000 shares of Series D preferred stock in the event of a draw on those letters of credit. No draw has been made and no shares of Series D preferred stock have ever been authorized or issued as of the date hereof. Since the credit facility related to these letters of credit was terminated on October 20, 2010, no issuance of Series D preferred stock will occur.

(3)
Represents shares of preferred stock that our board of directors have the authority to issue, without further action by our stockholders, in one or more series under the terms of our certificate of incorporation. See "Description of Capital Stock—Preferred Stock" for more information.

(4)
As of October 2, 2010, the par value of our issued and outstanding common stock was inconsequential.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated financial data for each of the years ended December 29, 2007, January 3, 2009, and January 2, 2010, and consolidated balance sheet data as of January 3, 2009 and January 2, 2010, have been derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The selected consolidated financial data for each of the years ended December 31, 2005 and December 30, 2006, and the consolidated balance sheet data as of December 31, 2005, December 30, 2006 and December 29, 2007, have been derived from our audited consolidated financial statements that do not appear in this prospectus. The selected consolidated income statement data for the thirty-nine weeks ended October 3, 2009 and October 2, 2010 have been derived from our unaudited consolidated financial statements and related notes, which are included elsewhere in the prospectus.

On October 1, 2006, the acquisition by Body Central of all of the outstanding capital stock of Body Shop of America, Inc. and Catalogue Ventures, Inc. was completed. As a result of this acquisition, Body Shop of America, Inc. and Catalogue Ventures, Inc. became our wholly owned subsidiaries. As a result of the 2006 Transaction, on October 2, 2006, we began a new basis of accounting. As a result of that change in our basis of accounting, the 2006 financial reporting periods presented below include the predecessor period of Body Central reflecting approximately 39 weeks of operating results of its now wholly owned subsidiaries from January 1, 2006 to October 1, 2006 and approximately 13 weeks of operating results for the successor period from October 2, 2006 to December 30, 2006. Body Central had no assets, liabilities or operations prior to the 2006 Transaction and therefore the results for all periods prior to October 2, 2006 reflect results of our predecessors. Due to the significance of the 2006 Transaction, the impact of purchase accounting and the change in our corporate structure that occurred in 2006, the financial information for all successor periods is not comparable to that of the predecessor periods presented in the accompanying table. As part of the 2006 Transaction, Body Central also acquired Rinzi Air, LLC, of which Body Shop of America, Inc. was the sole member. On March 6, 2008, Rinzi Air, LLC, transferred its only asset to a third party and on October 20, 2010 we dissolved the entity.

In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of our financial position and results of operations for these periods. The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period may not necessarily be indicative of the results that may be expected for a full year.

We operate on a fiscal calendar that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to December 31st. The reporting periods contained in our audited financial statements included in this prospectus contain 52 weeks of operations in fiscal year 2007, which ended December 29, 2007, 53 weeks of operations in fiscal year 2008, which ended January 3, 2009, and 52 weeks of operations in fiscal year 2009, which ended January 2, 2010.

	Predecessor		Successor
	Fiscal Year Ended	39 Weeks Ended	Thirteen Weeks Ended	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 31, 2005(1)	September 30, 2006(1)	December 30, 2006	December 29, 2007	January 3, 2009	January 2, 2010	October 3, 2009	October 2, 2010
							(unaudited)
	(in thousands, except share, per share and operating data)
Statement of Income Data:
Net revenues(2)	$171,804	$136,767	$51,137	$195,911	$191,824	$198,834	$145,647	$176,288
Cost of goods sold(3)	117,289	94,323	36,226	140,334	137,982	139,145	103,678	118,358

Gross profit	$54,515	$42,444	$14,911	$55,577	$53,842	$59,689	$41,969	$57,930
Selling, general and administrative expenses	37,291	30,606	12,310	51,832	45,555	46,567	33,550	40,621
Depreciation and amortization	4,246	2,928	1,044	5,469	5,357	4,678	3,518	3,510
Impairment of long-lived assets	—	—	—	2,428	936	196	—	—
Goodwill impairment	—	—	—	33,962	—	—	—	—

Income (loss) from operations	12,978	8,910	1,557	(38,114)	1,994	8,248	4,901	13,799
Interest expense, net of interest income	(416)	(600)	1,174	4,215	4,329	3,956	2,985	2,581
Other expense (income), net	82	192	(145)	238	(493)	(128)	(157)	(105)

Income (loss) before income taxes	13,312	9,318	528	(42,567)	(1,842)	4,420	2,073	11,323
Noncontrolling interest(4)	1,550	3,850	—	—	—	—	—	—
Provision for (benefit from) income taxes	223	126	206	(3,237)	(890)	1,640	769	4,260

Net income (loss)	$11,539	$5,342	$322	$(39,330)	$(952)	$2,780	$1,304	$7,063

Net income (loss) per common share
Basic	$11.54	$5.34	$1.58	$(194.10)	$(5.42)	$12.94	$5.86	$34.20
Diluted	$11.54	$5.34	$0.03	$(194.10)	$(5.42)	$.23	$0.11	$0.57
Weighted average common shares outstanding
Basic	1,000,000	1,000,000	203,235	203,235	203,235	203,235	203,235	203,235
Diluted	1,000,000	1,000,000	12,072,352	203,235	203,235	12,173,978	12,157,584	12,447,411
Pro Forma net income per common share(5)
Basic						$0.36		$0.58
Diluted						$0.35		$0.57
Pro Forma weighted average common shares outstanding(5)
Basic						14,861,730		14,861,730
Diluted						14,963,364		15,236,797

	Predecessor		Successor
	Fiscal Year Ended	39 Weeks Ended	Thirteen Weeks Ended	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 31, 2005	September 30, 2006	December 30, 2006	December 29, 2007	January 3, 2009	January 2, 2010	October 3, 2009	October 2, 2010
Operating Data (unaudited):
Revenues:
Stores	$156,180	$117,506	$44,700	$164,411	$156,924	$165,331	$118,800	$148,980
Direct	15,624	19,261	6,437	31,500	34,900	33,503	26,847	27,308

Net revenues	$171,804	$136,767	$51,137	$195,911	$191,824	$198,834	$145,647	$176,288
Stores:
Comparable store sales change(6)	12.7%	3.3%	(9.6)%	(4.6)%	(8.0)%	4.9%	4.3%	14.8%
Number of stores open at end of period	163	172	176	188	180	185	179	204
Sales per gross square foot	$237	$164	$61	$206	$204	$207	$154	$170
Average square feet per store	4,045	4,170	4,176	4,246	4,283	4,312	4,319	4,289
Total gross square feet at end of period (in thousands)	659	717	735	798	771	798	773	875
Direct:
Number of catalogs circulated (in thousands)	9,000	9,500	3,000	16,000	20,300	20,500	17,200	18,300
Number of pages circulated (in millions)	612	646	204	1,088	1,380	1,394	1,170	1,244
Capital expenditures (in thousands)	$2,876	$4,348	$1,969	$9,656	$2,640	$4,809	$2,725	$5,494

	Predecessor		Successor
	December 31, 2005	September 30, 2006	December 30, 2006	December 29, 2007	January 3, 2009	January 2, 2010	October 3, 2009	October 2, 2010
							(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$25,082	$7,309	$9,353	$5,372	$4,002	$7,226	$706	$5,823
Working capital	30,494	17,588	12,125	192	(2,698)	(1,967)	(3,512)	(1,217)
Total assets	63,967	56,326	125,385	87,390	77,727	79,209	75,527	84,398
Long-term debt, less current portion	—	—	49,500	43,250	38,250	33,000	34,500	25,518
Redeemable preferred stock	—	—	46,620	49,738	49,888	50,038	50,001	50,151
Stockholders' equity (deficit)	39,333	29,150	719	(38,701)	(39,689)	(36,891)	(38,498)	(29,586)
Cash Flow Data:
Net cash provided by operating activities	$18,030	$7,713	$5,814	$7,175	$4,220	$13,018	$2,179	$10,823

(1)
The fiscal year ended December 31, 2005 and the thirty-nine weeks ended September 30, 2006 do not reflect the 25.40446-for-1 stock split which occurred on October 13, 2010.

(2)
Consists of net sales as well as shipping and handling fees.

(3)
Includes direct cost of purchased merchandising, freight, occupancy, distribution costs, catalog costs, buying costs and inventory shrinkage.

(4)
The fiscal year ended December 31, 2005 and the 39 weeks ended September 30, 2006 includes the operating results of Body Shop of America, Inc. Following the provisions of Financial Accounting Standards Board guidance, Consolidation of Variable Interest Entities, we have consolidated the operating results of our noncontrolling interest in Catalogue Ventures, Inc. As a result of the 2006 Transaction, both Body Shop of America, Inc. and Catalogue Ventures, Inc. are wholly owned subsidiaries.

(5)
The pro forma net income per common share and pro forma weighted average common shares outstanding has been derived by applying pro forma adjustments to our historical statements of operations as if this offering as well as our initial public offering were effective January 4, 2009. The pro forma net income per common share and pro forma weighted average common shares outstanding are presented for supplemental informational purposes only. It does not purport to represent what our results of operations would have been had this offering actually occurred on January 4, 2009.

  The pro forma adjustment to net income gives effect to the deduction of $2.5 million and $1.6 million of interest expense, net of income tax benefit, for the fiscal year ended January 2, 2010 and the thirty-nine weeks ended October 2, 2010, respectively, related to the repayment of all outstanding indebtedness under our senior credit facility.

  The pro forma adjustments to the weighted average common shares outstanding give effect to the following:

    •
    the sale by us of 2,520,616 shares of our common stock in our initial offering used to repay all of our outstanding indebtedness under our senior credit facility;

    •
    the sale by us of 268,770 shares of our common stock in our initial offering used to redeem our non-convertible, non-voting Series C preferred stock; and

    •
    the conversion of all outstanding shares of our convertible preferred stock into 11,869,109 shares of our common stock in connection with our initial public offering.

  The pro forma adjustments do not give effect to the following:

    •
    the sale by us of 100,000 shares of our common stock in this offering for working capital and general corporate purposes;

    •
    the sale by us of 76,924 shares of our common stock in our initial public offering to provide funds for the payment by us of up to an aggregate of $1.0 million to specified employees, including certain named executive officers, under a success bonus plan triggered upon completion of this offering;

    •
    the sale by us of 425,641 shares of our common stock in our initial public offering to provide funds for the underwriting discounts and commissions and estimated offering expenses associated with our initial public offering; and

    •
    The sale by us of 41,382 shares of our common stock in our initial public offering to provide funds for working capital and other general corporate purposes, including to grow our store base and our direct business, to convert Body Shop stores to Body Central banners, to refurbish older stores, to make technology improvements and to make other capital expenditures.

(6)
A store is included in comparable store sales on the first day of the fourteenth month after a store opens. For fiscal year 2008, which was a 53-week year, sales from the 53rd week were excluded from the calculation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" and "Special Note Regarding Forward-Looking Statements" sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We operate on a fiscal calendar that results in a given fiscal year consisting of a 52- or 53-week period ending on the last Saturday closest to December 31st. The reporting periods contained in the audited financial statements included in this prospectus contain 52 weeks of operations in fiscal year 2009, which ended January 2, 2010, 53 weeks of operations in fiscal year 2008, which ended January 3, 2009, and 52 weeks of operations in fiscal year 2007, which ended December 29, 2007.

Overview

Founded in 1972, Body Central is a growing, multi-channel specialty retailer offering on-trend, quality apparel and accessories at value prices. We operate specialty apparel stores under the Body Central and Body Shop banners, as well as a direct business comprised of our Body Central catalog and our e-commerce website at www.bodyc.com. We target women in their late teens and twenties from diverse cultural backgrounds, who seek the latest fashions and a flattering fit. Our stores feature an assortment of tops, dresses, bottoms, jewelry, accessories and shoes sold primarily under our exclusive Body Central® and Lipstick® labels. We continually update our merchandise and floor sets with an emphasis on coordinated outfits presented by lifestyle to give our customers a reason to shop our stores frequently. We believe our multi-channel strategy supports our brand building efforts and provides us with synergistic growth opportunities across all of our sales channels.

We attribute our historical success to our test-and-reorder strategy, which allows us to minimize our inventory risk by testing small quantities in our stores before placing larger purchase orders for a broader roll out. We also utilize our vendors' short production lead times to increase our speed to market of our successfully tested items. Our Chief Merchandising Officer, Beth Angelo was integral to the implementation of this strategy during her early tenure. In 2006, the founding family sold a controlling interest in the company to an investor group led by WestView. Following the transaction, Ms. Angelo transitioned to primarily focus on our direct business.

A new Chief Executive Officer and Chief Merchandising Officer were brought in shortly thereafter. Under the direction of this executive team, we underwent a shift away from our test-and-reorder strategy and our core historical focus of providing the latest trends and moved toward a merchandising strategy focused on offering more basic fashions through larger, untested inventory purchases. We believe that this strategy shifted our business away from our core customer and resulted in lower sales, excess inventory and higher levels of markdowns during fiscal year 2007 and the first three quarters of fiscal year 2008. As an example, in the first quarter of 2007, our comparable store sales change was 6.3% and thereafter our comparable store decreased during 2007 as a result of the shift in our strategy to a comparable stores sales change of (20.5)% in the fourth quarter of 2007.

In January 2008, Ms. Angelo returned to her previous role as Chief Merchandising Officer and reestablished the test-and-reorder merchandising strategy that was core to our historical success. Over the course of the following three fiscal quarters, Ms. Angelo restored our historical merchandising strategy, thereby positioning our business for renewed growth, and we saw our comparable store sales begin to steadily increase quarter over quarter. In fiscal year 2009, our current Chief Executive Officer, Allen Weinstein, joined us to implement additional improvements to our business and refocus us on executing operational discipline. Under the leadership of our executive team, we have delivered strong results evidenced by, among other things, our nine consecutive quarters, through the fourth quarter of 2010, of positive comparable store sales and increased net income despite a difficult economic environment. Our strong growth and operating results reflect the initiatives taken by our management team, as well as the increasing acceptance of our merchandise and brands.

As of January 1, 2011, we had 209 stores with an average size of approximately 4,300 square feet. Our stores are located in fashion retail venues in the South, Mid-Atlantic and Midwest. Since the beginning of fiscal year 2005, we have increased our store base from 162 stores to 209 stores as of January 1, 2011. We opened 15 stores in fiscal year 2009 and 27 stores in fiscal year 2010 (of which 22 were open as of October 2, 2010). We have also closed 13 stores, most of which were underperforming, from fiscal year 2009 through January 1, 2011, to enhance our overall store performance. We expect to continue to drive our comparable store sales by keeping our merchandise on-trend, increasing the number of customer transactions, continuing to provide our distinctive in-store experience and increasing our brand awareness. We believe these initiatives will enhance our operating margins. We also expect to continue to drive our direct business by leveraging the capabilities of our new direct systems which were implemented during fiscal year 2010. This new technology allows us to process more orders, offer a more dynamic merchandise presentation on our website and enhance our marketing efforts by including, among other things, the ability to target specific customer groups.

We plan to expand our store base to take advantage of what we believe are a compelling store economic model and significant real estate opportunities. As a result of our first year sales coupled with low store build-out costs and a low-cost operating model, our stores generate strong returns on investment. Our real estate model includes focusing on enclosed regional malls and outlet, lifestyle and power centers in small, medium and metropolitan markets. Our new store operating model assumes average store revenue of $850,000 to $1,100,000 in the first 12 months of a store's operations. Our average net initial cash investment is approximately $100,000, which includes $75,000 of average build-out costs, including equipment and fixtures (net of landlord contributions), and $25,000 of initial inventory (net of payables). Our new store operating model assumes a less than one year pay back on our investment based on net operating cash flows for that store and inclusive of lease commitments.

We employ various marketing initiatives to develop and enhance brand recognition and to create and strengthen relationships with customers. Our marketing strategy involves a combination of store-visual merchandising and signage updates, in-store promotions, distributions of our catalogs, email campaigns and social networking sites. During July 2010, we launched a redesigned and enhanced website. We expect this new website will increase our ability to effectively market to and expand our customer base. We also anticipate increasing our customer database through catalog mailings, email blasts and in-store customer sign-up campaigns. We expect these efforts to have a positive effect on driving our net revenues.

We are in the process of upgrading or have upgraded several of our systems to better position us for future growth. This investment includes an upgrade of our point-of-sale software system and our systems that support our direct business and we completed the upgrade of the systems that support our direct business in July 2010. We completed our point-of-sale upgrade in advance of the 2010 holiday shopping season. We will continue to evaluate our systems' needs and invest in infrastructure as appropriate. We believe these investments will help us drive comparable store sales and new store sales and improve efficiencies in our operating margins.

While we believe that our cash position and net cash provided by operating activities will be adequate to finance working capital needs and planned capital expenditures for at least the next 12 months, our ability to fund such cash flow needs will depend largely on our future operating performance. Accordingly, our growth strategies may be limited by our future operating performance.

We believe our business strategy will continue to offer significant opportunities, but it also presents risks and challenges. These risks and challenges include, but are not limited to, that we may not be able to to effectively anticipate, identify and respond to changing fashion trends, or that we may not be able to find desirable locations for new stores or that we may not be able to effectively manage our operations, which have grown rapidly. See "Risk Factors" for other important factors that could impact us. We seek to ensure that addressing these risks does not divert our management's attention from continuing to build on the strengths that we believe have driven the growth of our business. We believe our focus on enhancing the desirability of our fashions, improving our in-store shopping experience and upgrading our catalog and website capabilities, all while maintaining our customer service, will be integral to our ongoing growth.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of operational and financial measures. The key measures for determining how our business is performing are net revenues, comparable store and non-comparable store sales, direct sales through our catalog and e-commerce channels, gross profit margin and selling, general and administrative expenses.

Net Revenues

Net revenues consist of sales of our merchandise from comparable stores and non-comparable stores, and direct sales through our catalog and e-commerce channels, including shipping and handling fees charged to our customers. Net revenues from our stores and direct business reflect sales of our merchandise less estimated returns and merchandise discounts.

  Store Sales

There may be variations in the way in which some of our competitors and other apparel retailers calculate "comparable" or "same store" sales. We include a store in comparable store sales on the first day of the fourteenth month after a store opens. Non-comparable store sales include sales not included in comparable store sales (for example, the first two months of a new store's sales) and sales from closed stores. Measuring the change in year-over-year comparable store sales allows us to evaluate how our store base is performing. Various factors affect comparable store sales, including:

  •
  consumer preferences, buying trends and overall economic trends;

  •
  our ability to identify and respond effectively to fashion trends and customer preferences;

  •
  changes in competition;

  •
  changes in our merchandise mix;

  •
  changes in pricing levels and average unit price;

  •
  the timing of our releases of new merchandise;

  •
  the level of customer service that we provide in our stores;

  •
  our ability to source and distribute products efficiently; and

  •
  the number of stores we open and close in any period.

Opening new stores is an important part of our growth strategy. We expect a significant percentage of our net revenues to come from non-comparable store sales. Accordingly, comparable store sales is only one element we use to assess the success of our growth strategy.

Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates and consumer confidence. Our business is somewhat seasonal and as a result, our revenues fluctuate. In addition, our revenues in any given quarter can be affected by timing of holidays, the weather and similar matters.

  Direct Sales

We offer direct sales through our catalogs and through our e-commerce website, www.bodyc.com, which accepts orders directly from our customers. We believe the circulation of our catalogs and access to our website increases our reputation and brand recognition with our target customers and helps support the strength of our store operations.

Gross Profit

Gross profit is equal to our net revenues minus our cost of goods sold. Gross profit margin measures gross profit as a percentage of our net revenues. Cost of goods sold includes the direct cost of purchased merchandise, distribution costs, all freight costs incurred to ship merchandise to our stores and our direct customers, costs incurred to produce and distribute our catalogs, store occupancy costs, buying costs and inventory shrinkage. The components of our cost of goods sold may not be comparable to those of other retailers.

Our cost of goods sold is greater in higher volume periods because cost of goods sold generally increases as net revenues increase. Changes in the mix of our products, such as changes in the proportion of accessories, may also impact our cost of goods sold. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise and take appropriate markdowns to clear these goods. The timing and level of markdowns are not seasonal in nature, but are driven by customer acceptance of our merchandise. If we misjudge sales levels and/or trends, we may be faced with excess inventories and be required to mark down our prices for those products in order to sell them. Significant markdowns have reduced our gross profit in some prior periods and may do so in future periods.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating costs not included in cost of goods sold. These expenses include payroll and other expenses related to operations at our corporate headquarters and store operations. These expenses do not generally vary proportionally with net revenues. As a result, selling, general and administrative expenses as a percentage of net revenues are usually higher in lower volume periods and usually lower in higher volume periods. The components of our selling, general and administrative expenses may not be comparable to those of other retailers. We expect that our selling, general and administrative expenses will increase in future periods due to our continuing store growth, continuing growth in our direct business and, in part, due to additional legal, accounting, insurance and other expenses that we expect to incur as a result of recently becoming a public company. Among other things, compliance with the Sarbanes-Oxley Act and related rules and regulations have and are expected to continue to result in significant additional legal and accounting costs.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of revenues:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 29, 2007	January 3, 2009	January 2, 2010	October 3, 2009	October 2, 2010
				(unaudited)
	(dollars in thousands)
Net revenues	$195,911	$191,824	$198,834	$145,647	$176,288
Cost of goods sold	140,334	137,982	139,145	103,678	118,358

Gross profit	55,577	53,842	59,689	41,969	57,930
Selling, general and administrative expenses	51,832	45,555	46,567	33,550	40,621
Depreciation and amortization	5,469	5,357	4,678	3,518	3,510
Impairment of long-lived assets	2,428	936	196	—	—
Goodwill impairment	33,962	—	—	—	—

(Loss) income from operations	(38,114)	1,994	8,248	4,901	13,799
Interest expense, net of interest income	4,215	4,329	3,956	2,985	2,581
Other expense (income), net	238	(493)	(128)	(157)	(105)

(Loss) income before income taxes	(42,567)	(1,842)	4,420	2,073	11,323
(Benefit from) provision for income taxes	(3,237)	(890)	1,640	769	4,260

Net (loss) income	$(39,330)	$(952)	$2,780	$1,304	$7,063

Operating Data (unaudited):
Stores:
Comparable store sales change	(4.6)%	(8.0)%	4.9%	4.3%	14.8%
Number of stores open at end of period	188	180	185	179	204
Sales per gross square foot (in whole dollars)	$206	$204	$207	$154	$170
Total gross square feet at end of period (in thousands)	798	771	798	773	875
Direct:
Number of catalogs circulated (in thousands)	16,000	20,300	20,500	17,200	18,300
Number of pages circulated (in millions)	1,088	1,380	1,394	1,170	1,244
Percentage of Revenues:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	71.6	71.9	70.0	71.2	67.1

Gross profit	28.4	28.1	30.0	28.8	32.9
Selling, general and administrative expenses	26.5	23.7	23.4	23.0	23.0
Depreciation and amortization	2.8	2.8	2.4	2.4	2.0
Impairment of long-lived assets	1.2	0.5	0.1	0.0	0.0
Goodwill impairment	17.3	0.0	0.0	0.0	0.0

(Loss) income from operations	(19.4)	1.1	4.1	3.4	7.8
Interest expense, net of interest income	2.2	2.3	2.0	2.0	1.5
Other expense (income), net	0.1	(0.3)	(0.1)	(0.1)	(0.1)

(Loss) income before income taxes	(21.7)	(0.9)	2.2	1.4	6.4
(Benefit from) Provision for income taxes	(1.6)	(0.4)	0.8	0.5	2.4

Net (loss) income	(20.1)%	(0.5)%	1.4%	0.9%	4.0%

We have determined our operating segments on the same basis that we use internally to evaluate performance. Our operating segments are our stores and our direct business, which have been aggregated into one reportable financial segment. We aggregate our operating segments because they have a similar class of customer, nature of products, nature of production process and distribution methods, as well as similar economic characteristics.

A summary of revenues by sales channel is set forth below:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 29, 2007	January 3, 2009	January 2, 2010	October 3, 2009	October 2, 2010
				(unaudited)
	(dollars in thousands)
Revenues
Store	$164,411	$156,924	$165,331	$118,800	$148,980
Direct	31,500	34,900	33,503	26,847	27,308

Net revenues	$195,911	$191,824	$198,834	$145,647	$176,288

The following table summarizes the number of stores open at the beginning of the period and at the end of the period:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 29, 2007	January 3, 2009	January 2, 2010	October 3, 2009	October 2, 2010
Number of stores open at beginning of period	176	188	180	180	185
New stores	15	6	15	7	22
Store closings	(3)	(14)	(10)	(8)	(3)

Number of stores open at end of period	188	180	185	179	204

Comparison of the Thirty-Nine Weeks Ended October 2, 2010 Compared to the Thirty-Nine Weeks Ended October 3, 2009

Net Revenues

Net revenues increased by $30.6 million, or 21.0%, to $176.3 million for the thirty-nine weeks ended October 2, 2010 from $145.6 million for the thirty-nine weeks ended October 3, 2009. This increase resulted from an increase in non-comparable store sales and comparable store sales in addition to a slight increase in our direct sales as further described below.

Store sales increased $30.2 million, or 25.4%, to $149.0 million for the thirty-nine weeks ended October 2, 2010 from $118.8 million for the thirty-nine weeks ended October 3, 2009. The increase in store sales resulted in part from a 25.5% increase in the number of customer transactions, driven in part by 25 new store openings, net of store closings, since October 3, 2009, partially offset by a decline in the average number of items per sale. Comparable store sales increased $16.7 million, or 14.8%, for the thirty-nine weeks ended October 2, 2010 compared to an increase of 4.3% for the thirty-nine weeks ended October 3, 2009. Non-comparable store sales increased $13.5 million for the thirty-nine weeks ended October 2, 2010 compared to the thirty-nine weeks ended October 3, 2009. There were 167 comparable stores and 37 non-comparable stores open at October 2, 2010.

Direct sales, including shipping and handling fees, from our direct business increased $461,000, or 1.7%, to $27.3 million for the thirty-nine weeks ended October 2, 2010 from $26.8 million for the thirty-nine weeks ended October 3, 2009, due to an increase in the number of catalogs circulated offset by a decrease in average revenue per catalog.

Gross Profit

Gross profit increased $16.0 million, or 38.0%, to $57.9 million for the thirty-nine weeks ended October 2, 2010 from $42.0 million for the thirty-nine weeks ended October 3, 2009. As a percentage of net revenues, gross profit margin increased by 410 basis points, to 32.9%, for the thirty-nine weeks ended October 2, 2010 from 28.8% for the thirty-nine weeks ended October 3, 2009. This increase was attributable to a 120 basis point increase in merchandise margin, due primarily to decreased markdowns, and a 290 basis point decrease in freight costs, store occupancy, distribution and buying costs as a percentage of net revenues, due primarily to an increase comparable store sales and a favorable change in store occupancy costs per store.

Selling, General and Administrative Expense

Selling, general and administrative expenses increased by $7.1 million, or 21.1%, to $40.6 million for the thirty-nine weeks ended October 2, 2010 from $33.6 million for the thirty-nine weeks ended October 3, 2009. This increase resulted in part from a $3.5 million increase in store operating expenses due to our store growth. As a percentage of net revenues, store operating expenses decreased to 17.3% for the thirty-nine weeks ended October 2, 2010 from 18.5% for the thirty-nine weeks ended October 3, 2009.

General and administrative expenses increased $3.6 million primarily related to payroll, payroll-related expenses and professional fees, including fees associated with the implementation of certain information technology systems, including a new point-of-sale software system. As a percentage of net revenues, general and administrative expenses increased to 5.7% for the thirty-nine weeks ended October 2, 2010 from 4.5% for the thirty-nine weeks ended October 3, 2009.

As a percentage of net revenues, selling, general and administrative expenses was 23.0% for both the thirty-nine weeks ended October 2, 2010 and thirty-nine weeks ended October 3, 2009.

Depreciation and Amortization Expense

Depreciation and amortization decreased $8,000, or 0.2%, to $3.5 million for the thirty-nine weeks ended October 2, 2010 from $3.5 million for the thirty-nine weeks ended October 3, 2009. As a percentage of net revenues, depreciation and amortization decreased 40 basis points to 2.0% for the thirty-nine weeks ended October 2, 2010 from 2.4% for the thirty-nine weeks ended October 3, 2009, as a result of an increase of our comparable store sales.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, decreased by $404,000, or 13.5%, to $2.6 million for the thirty-nine weeks ended October 2, 2010 from $3.0 million for the thirty-nine weeks ended October 3, 2009, which reflects our lower average borrowings under our senior credit facility for the thirty-nine weeks ended October 2, 2010.

Provision for Income Taxes

Provision for income taxes increased $3.5 million to $4.3 million for the thirty-nine weeks ended October 2, 2010 from $769,000 for the thirty-nine weeks ended October 3, 2009, which was attributable to a $9.3 million increase in income before income taxes in addition to the effective tax rate increase of 50 basis points to 37.6% for the thirty-nine weeks ended October 2, 2010 from 37.1% for the thirty-nine weeks ended October 3, 2009 due primarily to reduced tax credits expected to be utilized to reduce our fiscal year 2010 income tax liability.

Net Income

Net income increased $5.8 million to $7.1 million for the thirty-nine weeks ended October 2, 2010 from $1.3 million for the thirty-nine weeks ended October 3, 2009 due to the factors discussed above.

Comparison of Fiscal Year 2009 to Fiscal Year 2008

Net Revenues

Net revenues increased $7.0 million, or 3.7%, to $198.8 million in fiscal year 2009 from $191.8 million in fiscal year 2008, which included an additional 53rd week. This 53rd week contributed $3.6 million in additional revenue in fiscal year 2008. The overall increase in revenues resulted from an increase in non-comparable store sales and an increase in comparable store sales, partially offset by a decrease in our direct sales as further described below.

Store sales increased $8.4 million, or 5.4%, to $165.3 million in fiscal year 2009 from $156.9 million in fiscal year 2008. This increase in revenues from store sales was primarily attributable to a 5.2% increase in the number of customer transactions, driven in part by five new store openings, net of store closings, since January 3, 2009, and an increase in the average number of items per sale. Comparable store sales increased $7.2 million, or 4.9%, in fiscal year 2009 compared to an 8.0% decrease in comparable store sales in fiscal year 2008. Non-comparable store sales increased $1.2 million in fiscal year 2009 compared to fiscal year 2008. There were 164 comparable stores and 21 non-comparable stores open at January 2, 2010.

Direct sales, including shipping and handling fees, from our direct business decreased $1.4 million, or 4.0%, to $33.5 million in fiscal year 2009 from $34.9 million in fiscal year 2008, primarily as a result of a temporary failure in the system for our direct business in June 2009, and resulting loss of customer sales data, which prevented us from fulfilling existing and new sales orders.

Gross Profit

Gross profit increased $5.8 million, or 10.9%, to $59.7 million in fiscal year 2009 from $53.8 million in fiscal year 2008. As a percentage of revenues, gross profit margin increased by 1.9%, to 30.0%, in fiscal year 2009 from 28.1% for fiscal year 2008. This increase was a result of a 70 basis point increase in the merchandise margin and a 1.2% decrease in freight costs, store occupancy, distribution and buying costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $1.0 million, or 2.2%, to $46.6 million in fiscal year 2009 from $45.6 million in fiscal year 2008. Store operating expenses increased by $1.4 million due to our store growth. As a percentage of revenues, store operating expenses were 18.7% for both fiscal years. General and administrative expenses decreased $376,000 primarily as a result of a reduction in professional fees, partially offset by an increase in payroll and payroll-related expenses. As a percentage of revenue, general and administrative expenses decreased 40 basis points to 4.7% in fiscal year 2009 from 5.1% in fiscal year 2008.

As a percentage of revenues, selling, general and administrative expenses decreased 30 basis points to 23.4% for fiscal year 2009 from 23.7% for fiscal year 2008, as a result of the above factors.

Depreciation and Amortization

Depreciation and amortization decreased $679,000, or 12.7%, to $4.7 million in fiscal year 2009 from $5.4 million in fiscal year 2008. As a percentage of revenues, depreciation and amortization decreased 40 basis points to 2.4% in fiscal year 2009 from 2.8% in fiscal year 2008. This decrease was a result of an adjustment for impairment of long-lived assets during the fourth quarter of fiscal year 2008 partially offset by depreciation and amortization on new capital expenditures.

Impairment of Long-Lived Assets

Impairment of long-lived assets was $196,000 for fiscal year 2009 and $936,000 for fiscal year 2008, related to fair value adjustments on the carrying value of store assets.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, decreased by $373,000, or 8.6%, to $4.0 million in fiscal year 2009 from $4.3 million in fiscal year 2008. This decrease reflects our lower average outstanding debt resulting from quarterly payments under our senior credit facility in the amount of $5.0 million in fiscal year 2009.

(Benefit from) Provision for Income Taxes

(Benefit from) provision for income tax increased $2.5 million to a provision of $1.6 million in fiscal year 2009 from an income tax benefit of $890,000 for fiscal year 2008. This increase was attributable to a $6.3 million increase in income before income taxes partially offset by the effective tax rate decrease to 37.1% for fiscal year 2009 from a tax benefit of 48.3% in fiscal year 2008.

Net (Loss) Income

Net (loss) income increased $3.7 million to net income of $2.8 million in fiscal year 2009 from a net loss of $952,000 in fiscal year 2008 due to the factors discussed above.

Comparison of Fiscal Year 2008 to Fiscal Year 2007

Net Revenues

Net revenues decreased $4.1 million, or 2.1%, to $191.8 million in fiscal year 2008, which included an additional 53rd week ended on January 3, 2009, from $195.9 million in fiscal year 2007. This 53rd week contributed $3.6 million in additional revenue in fiscal year 2008. The overall decrease in revenues resulted from a reduction in comparable store sales partially offset by an increase in non-comparable store sales and an increase in our direct sales as further described below.

Store sales decreased $7.5 million, or 4.6%, to $156.9 million in fiscal year 2008 from $164.4 million in fiscal year 2007. The decrease in store sales was driven in part by eight store closings, net of store openings, since December 29, 2007, partially offset by an increase in the average number of items per sale and an increase of 40 basis points in the number of customer transactions. Comparable store sales decreased $12.2 million, or 8.0%, in fiscal year 2008 compared to a 4.7% decrease in fiscal year 2007. Non-comparable store sales increased $4.7 million in fiscal year 2008 compared to fiscal year 2007. There were 159 comparable stores and 21 non-comparable stores open at January 3, 2009.

Direct sales, including shipping and handling fees, from our direct business increased $3.4 million, or 10.8%, to $34.9 million in fiscal year 2008 from $31.5 million in fiscal year 2007. This increase was due to an expanded distribution of our catalogs and an increase in our customer base resulting from our efforts to increase brand awareness partially offset by a decrease in revenue per book.

Gross Profit

Gross profit decreased $1.7 million, or 3.1%, to $53.8 million in fiscal year 2008 from $55.6 million in fiscal year 2007. As a percentage of revenues, gross profit margin decreased 30 basis points to 28.1% in fiscal year 2008 from 28.4% for fiscal year 2007. This decrease was a result of a 1.6% increase in freight, store occupancy, distribution and buying costs partially offset by a 1.3% increase in the merchandise margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $6.3 million, or 12.1%, to $45.6 million in fiscal year 2008 from $51.8 million in fiscal year 2007. Store operating expenses decreased $2.4 million due to the number of stores closed in fiscal year 2008. As a percentage of revenues, store operating expenses decreased to 18.7% in fiscal year 2008 from 19.5% in fiscal year 2007. General and administrative expenses decreased $3.9 million primarily as a result of a reduction in payroll and payroll-related expenses, travel and relocation expenses and temporary employees. As a percentage of revenues, general and administrative expenses decreased by 1.9% to 5.1% in fiscal year 2008 from 7.0% in fiscal year 2007.

As a percentage of revenues, selling, general and administrative expenses decreased by 2.8% to 23.7% for fiscal year 2008 as compared to 26.5% in fiscal year 2007, as a result of the above factors.

Depreciation and Amortization

Depreciation and amortization decreased $112,000, or 2.0%, to $5.4 million in fiscal year 2008 from $5.5 million in fiscal year 2007. Depreciation and amortization as a percentage of revenues remained constant at 2.8% in fiscal years 2008 and 2007.

Impairment of Long-Lived Assets

Impairment of long-lived assets was $936,000 for fiscal year 2008 and $2.4 million in fiscal year 2007 related to fair value adjustments on the carrying value of store assets.

Goodwill Impairment

Goodwill impairment of $34.0 million was recorded in fiscal year 2007 related to our store operations as a result of the slowing economy, repositioning of our merchandise strategy, competition with other retailers and operating performance of the stores. See the discussion in "—Overview" for further understanding of changes that led to the goodwill impairment of our store operations.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, increased $114,000, or 2.7%, to $4.3 million in fiscal year 2008 from $4.2 million in fiscal year 2007, which was attributable to an increase in the weighted average borrowings under our senior credit facility.

Benefit from Income Taxes

Benefit from income taxes benefit decreased $2.3 million to $890,000 in fiscal year 2008 from $3.2 million in fiscal year 2007. This was attributable to a $40.7 million reduction in losses before income tax offset by the effective tax benefit increase to 48.3% in fiscal year 2008 from a 7.6% benefit in fiscal year 2007. The effective tax benefit was lower for fiscal year 2007 as a result of the impairment of $34.0 million of goodwill, which was not deductible for income tax purposes.

Net loss

Net loss decreased $38.4 million, or 97.6%, to a net loss of $952,000 in fiscal year 2008 from a net loss of $39.3 million in fiscal year 2007 due to the factors discussed above.

Quarterly Results and Seasonality

The following table sets forth our historical unaudited quarterly results of operations as well as certain operating data for each of our most recent eleven fiscal quarters expressed as a percentage of our revenues. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented.

The quarterly data should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Quarterly Results of Operations

	Fiscal Year 2008				Fiscal Year 2009				Fiscal Year 2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(in thousands, except percentages)
Net revenues(1)	$44,783	$50,921	$44,518	$51,602	$48,628	$52,159	$44,860	$53,187	$58,173	$61,172	$56,943
Gross profit	11,850	14,458	12,656	14,878	14,128	14,956	13,635	16,970	19,740	20,015	18,175
(Loss) income from operations	(1,295)	1,288	332	1,669	1,397	2,137	1,367	3,347	6,220	4,646	2,933
Net (loss) income	$(2,428)	$787	$(674)	$1,363	$273	$747	$284	$1,476	$3,389	$2,331	$1,343
Year-over-Year (Decrease)/Increase
Net revenues	(13.4)%	(7.5)%	(0.4)%	16.1%	8.6%	2.4%	0.8%	3.1%	19.6%	17.3%	26.9%
Gross profit	(27.4)	(16.5)	(6.7)	77.5	19.2	3.4	7.7	14.1	39.7	33.8	33.3
Percent of Annual Results
Net revenues	23.3%	26.6%	23.2%	26.9%	24.5%	26.2%	22.6%	26.7%	— (2)	— (2)	— (2)
Gross profit	22.0	26.9	23.5	27.6	23.7	25.1	22.8	28.4	—	—	—
(Loss) income from operations	(64.9)	64.6	16.6	83.7	16.9	25.9	16.6	40.6	—	—	—
Net (loss) income	(255.0)	82.7	(70.8)	143.2	9.8	26.9	10.2	53.1	—	—	—
Operating Data
Comparable store sales change	(18.5)%	(13.3)%	(5.8)%	8.7%	8.2%	3.7%	1.1%	6.7%	17.7%	9.4%	17.6%

(1)
Consists of net sales as well as shipping and handling fees.
(2)
Our "Percent for Annual Results" are only available for completed fiscal years.

Seasonality

Due to the seasonal nature of the retail industry, we have historically experienced and expect to continue to experience some fluctuations in our revenues and net income. We recognized 36.6% and 63.4% of our positive net income in the second and fourth quarters of fiscal year 2008, respectively (in our first and third quarters, we had negative net income). In fiscal year 2009, we recognized 26.9% and 53.1% of our net income in the second and fourth quarters, respectively (a year in which net income was positive for all quarters). Revenues generated during the holiday selling season generally contribute to our relatively higher fourth quarter net income. Revenues generated around Easter and the beginning of Spring generally contribute to the relatively higher second quarter net income. If for any reason our revenues were below seasonal norms or expectations during these quarters, our annual results of operations could be adversely affected. The level of our working capital reflects the seasonality of our business. We expect inventory levels, along with an increase in accounts payable and accrued expenses, generally to reach their highest levels in anticipation of the increased revenues during these periods.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations and, historically, borrowings under our senior credit facility. Our primary cash needs are capital expenditures in connection with opening new stores, remodeling or relocating existing stores, distributing our catalogs, operating our website and the additional working capital required for running our operations. Cash is also required for investment in our information technology systems, the planned upgrade of these systems and distribution facility enhancements. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, trade payables and other current liabilities. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within several days of the related sale, and we typically have up to 60 days to pay our merchandise vendors, depending on the applicable vendor terms.

On October 13, 2010, we amended our authorized capital stock to 150,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share.

On October 14, 2010, we completed an initial public offering of common stock which included 3,333,333 new shares sold by us and 1,666,667 shares sold by our existing shareholders, raising net proceeds of $40.3 million for us, after deducting the underwriting discounts and commissions and other offering expenses. As part of the initial public offering, our convertible Series A and Series B preferred stock were converted into 11,869,109 shares of our common stock.

On October 20, 2010, we repaid all amounts owed under the term loan facilities of our senior credit facility and redeemed our non-convertible, non-voting Series C preferred stock using proceeds from our initial public offering. There were no amounts outstanding under our revolving credit facility of our senior credit facility at the time of repayment. Subsequently, the senior credit facility was terminated. We are currently in negotiations for a new revolving credit facility which we anticipate will be effective by the end of the first quarter of 2011. There is no guarantee that such a facility will be entered into on commercially reasonable terms or at all.

On November 2, 2010, the underwriters in our initial public offering closed the full exercise of their over-allotment option to purchase an additional 750,000 shares of our common stock from our selling stockholders. We did not receive any proceeds from the sale of shares in the over-allotment by the selling stockholders.

We believe that our cash position, as well as any net proceeds from this offering will be adequate to finance our working capital needs and planned capital expenditures for at least the next 12 months. Although we are currently in negotiations for a new revolving credit facility which we anticipate will be effective by the end of the first quarter of 2011, there is no guarantee that we could enter into such a facility on commercially reasonable terms or at all, and even if we do enter into such a facility, our ability to fund our cash flow needs beyond the next 12 months will depend largely on our future operating performance. We assess future operating performance by looking at a number of metrics, primarily our net revenues, comparable store and non-comparable store sales, direct sales through our catalog and e-commerce channels, gross profit margin, and selling, general and administrative expenses. Our liquidity position is affected by many metrics beyond our control but is specifically directly affected by these performance metrics.

Our cash and cash equivalents balance decreased $1.4 million to $5.8 million as of October 2, 2010, from $7.2 million as of January 2, 2010. Components of this change in cash for the thirty-nine weeks ended October 2, 2010 and October 3, 2009 as well as fiscal years 2009, 2008 and 2007 are provided below in more detail.

A summary of operating, investing and financing activities are shown in the following table:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 29, 2007	January 3, 2009	January 2, 2010	October 3, 2009	October 2, 2010
				(unaudited)
	(in thousands)
Provided by operating activities	$7,175	$4,220	$13,018	$2,179	$10,823
Used for investing activities	(9,656)	(2,340)	(4,794)	(2,725)	(5,494)
Used for financing activities	(1,500)	(3,250)	(5,000)	(2,750)	(6,732)

(Decrease) increase in cash / cash equivalents	$(3,981)	$(1,370)	$3,224	$(3,296)	$(1,403)

Operating Activities

Operating activities consist of net (loss) income adjusted for non-cash items, including depreciation and amortization, deferred income taxes and the effect of other working capital requirements, as summarized in following table:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 29, 2007	January 3, 2009	January 2, 2010	October 3, 2009	October 2, 2010
				(unaudited)
	(in thousands)
Net (loss) income	$(39,330)	$(952)	$2,780	$1,304	$7,063
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,469	5,357	4,678	3,518	3,510
Non-cash impairment charges	36,390	936	196	—	—
Deferred income taxes	(3,577)	(275)	1,561	(159)	1,197
Inventory	5,850	(450)	1,714	(1,636)	(4,282)
Merchandise payables	2,925	(4,041)	(174)	(828)	2,540
Other working capital components	(552)	3,645	2,263	(20)	795

Net cash provided by operating activities	$7,175	$4,220	$13,018	$2,179	$10,823

Net cash provided by operating activities increased $8.6 million to $10.8 million during the thirty-nine weeks ended October 2, 2010 compared to $2.2 million for the thirty-nine weeks ended October 3, 2009. This increase was attributable to a $5.8 million increase in net income, a $1.4 million favorable change in deferred income taxes, a $722,000 improvement in our requirements for inventory, net of merchandise payables, and an $815,000 decrease in our other working capital requirements. The improvements in our cash requirements for inventory were principally due to successful management of our inventories as well as more favorable terms with our trade vendors. The improvements in our cash requirements for other working capital components are principally due to favorable tenant allowances related to store occupancy.

The $8.8 million improvement in net cash provided by operating activities in fiscal year 2009 compared to fiscal year 2008 is due to growth in net income of $3.7 million and a $6.0 million decrease in our requirements for inventory, net of merchandise payables, offset by a $900,000 increase in our other working capital requirements.

The $3.0 million reduction in cash generated from operating activities in fiscal year 2008 compared to fiscal year 2007 resulted from growth in net income, offset by non-cash impairment adjustments, of $2.9 million, and offset by an increase of $13.3 million in our requirements for inventory, net of merchandise payables and a $7.4 million decrease in our other working capital requirements.

Inventory, net of merchandise payables, increased $4.5 million in fiscal year 2008 compared to a decrease of $8.8 million in fiscal year 2007. This increase was related to comparable store sales declines in the fourth quarter of fiscal year 2007, which continued through the third quarter of fiscal year 2008, as we continued to adjust from a change in merchandising strategy implemented during fiscal year 2007.

Investing Activities

Investing activities consist of capital expenditures for new and existing stores, as well as our investment in information technology:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 29, 2007	January 3, 2009	January 2, 2010	October 3, 2009	October 2, 2010
				(unaudited)
	(in thousands)
Capital expenditures (excluding tenant allowances)	$(7,381)	$(1,463)	$(3,044)	$(1,559)	$(3,153)
Tenant allowances	(2,275)	(1,177)	(1,765)	(1,166)	(2,341)
Proceeds from sale of assets	—	300	15	—	—

Net cash used in investing activities	$(9,656)	$(2,340)	$(4,794)	$(2,725)	$(5,494)

For the thirty-nine weeks ended October 2, 2010, capital expenditures, excluding tenant allowances, increased $1.6 million compared to the thirty-nine weeks ended October 3, 2009, which increase was attributable to capital expenditures for our new point-of-sale software system, an upgrade to our systems that support our direct business, new store construction and maintenance of existing stores.

Capital expenditures, excluding tenant allowances, for the opening of new stores and the relocation of and maintenance on existing stores, were $3.0 million, $1.3 million and $1.8 million in fiscal years 2007, 2008 and 2009, respectively. The remaining capital expenditures in each period were primarily for our investment in information technology systems and distribution and corporate facility enhancements.

In fiscal year 2007, we invested approximately $1.8 million to replace our point-of-sale equipment in all of our stores, along with a $1.5 million investment for our direct business to enhance our e-commerce systems.

We anticipate that capital expenditures, excluding tenant allowances, in fiscal year 2010, will be approximately $3.9 million, including $1.3 million for 27 new stores, $900,000 for the relocation of and maintenance of existing stores, $100,000 for maintenance of corporate facilities, and $1.6 million for investments in information technology systems, which includes the implementation of a new point-of-sale software system for our stores and an upgrade to our systems that support our direct business.

Financing Activities

Financing activities have consisted principally of borrowings and payments on our outstanding senior credit facility:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 29, 2007	January 3, 2009	January 2, 2010	October 3, 2009	October 2, 2010
				(unaudited)
	(in thousands)
Payments on long-term debt	$(4,500)	$(3,250)	$(5,000)	$(2,750)	$(6,732)
Proceeds from issuance of preferred stock	3,000	—	—	—	—

Net cash used for financing activities	$(1,500)	$(3,250)	$(5,000)	$(2,750)	$(6,732)

The $6.7 million and $2.8 million use of net cash in the thirty-nine weeks ended October 2, 2010 and October 3, 2009, respectively, resulted from the scheduled quarterly principal repayments due under our senior credit facility. In addition, we paid an additional $3.0 million on our senior credit facility in the thirty-nine weeks ended October 2, 2010, based on our operating results for fiscal year 2009.

In fiscal years 2009 and 2008, $5.0 million and $3.3 million of net cash, respectively, were utilized for scheduled principal repayments due under our senior credit facility.

In fiscal year 2007, $3.0 million in proceeds was generated from the issuance of 30,000 shares of our non-convertible, non-voting Series C preferred stock and $4.5 million was utilized for scheduled principal payments under our senior credit facility, resulting in the $1.5 million use of net cash.

Senior Credit Facility

Effective October 1, 2006, we established a six-year, $66.5 million senior credit facility with certain lenders managed by Dymas Funding Company, LLC. As described below, on October 20, 2010, we repaid and terminated this credit facility. This senior credit facility provided for a $24.0 million term loan B facility, with quarterly interest payments and a maturity date of October 1, 2013, a $27.5 million term loan A facility, with quarterly principal and interest payments and a maturity date of October 1, 2012 and a revolving credit facility that provided for advances up to $15.0 million, subject to certain limitations, and a maturity date of October 1, 2012. There were no amounts outstanding under the revolving credit facility on October 2, 2010, January 2, 2010, January 3, 2009 and December 29, 2007. There was $1.0 million outstanding under the revolving credit facility on

October 3, 2009. Both of the term loans and the revolving credit facility were collateralized by substantially all of our assets and a pledge of stock in our subsidiaries.

Interest rates on our senior credit facility ranged from LIBOR plus 5.25% to LIBOR plus 5.75%, with a floor for LIBOR of 3.25%. Our borrowing capacity was limited to 70% of our total merchandise inventory pursuant to the terms of our senior credit facility. Pursuant to Amendment No. 3 to our senior credit facility, dated January 25, 2008, our borrowing capacity was limited to a maximum of $11.0 million. This expired on December 31, 2009 and we reverted back to a borrowing capacity limited to 70% of our total merchandise inventory. The terms of the loan agreements contained certain restrictive covenants, which required, among other things, the maintenance of a maximum ratio of debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, a minimum fixed charge coverage ratio and maximum capital expenditures. As of October 2, 2010, we were in compliance with all financial covenants contained in the senior credit facility.

On October 20, 2010, we repaid all amounts owing under our term loan facilities of our senior credit facility using proceeds from our initial public offering. There were no amounts outstanding under our revolving credit facility of our senior credit facility at the time of repayment. Subsequently, the senior credit facility was terminated.

We are in negotiations for a new revolving credit facility which we anticipate will be effective by the end of the first quarter of 2011. There is no guarantee that such a facility will be entered into on commercially reasonable terms or at all.

Off Balance Sheet Arrangements

We are not a party to any off balance sheet arrangements.

Contractual Obligations

We enter into long-term contractual obligations and commitments in the normal course of business, primarily debt obligations and non-cancelable operating leases. The following table summarizes our contractual obligations as of January 2, 2010 over the periods specified.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Long-term debt obligations(1)	$38,250	$5,250	$12,000	$21,000	$—
Operating lease obligations(2)	63,317	13,802	20,782	13,248	15,485
Merchandise accounts payable	9,078	9,078	—	—	—

Total	$110,645	$28,130	$32,782	$34,248	$15,485

(1)
Represents our senior credit facility. See "—Senior Credit Facility." On October 20, 2010 all amounts owed under our senior credit facility were repaid and the facility was subsequently terminated.

(2)
Does not include rent based on sales.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Recent Accounting Pronouncements

In June 2009, authoritative guidance was issued which establishes the Financial Accounting Standards Board, or FASB, and the Accounting Standards Codification, or ASC, as the source of authoritative accounting principles generally accepted in the U.S., or GAAP, recognized by the FASB to be applied by nongovernmental entities. This guidance, which was incorporated into Generally Accepted Accounting Principles, is effective for annual periods ending after September 15, 2009. We adopted the guidance for fiscal year 2009 and changed certain disclosure references. This change did not have any other impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Liabilities at Fair Value (Topic 820). The objective of the new guidance is to provide clarification for the fair value measurement of liabilities, specifically providing clarification that in circumstances in which a quoted price in an active market for an identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted include using: (1) the quoted price of the identical liability when traded as an asset; (2) quoted prices for similar liabilities or similar liabilities when traded as assets; or (3) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that Level 1 fair value measurements include both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset is required. The adoption of this guidance did not have an impact on our financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The new guidance requires disclosures of transfers in and out of Level 1 and 2 fair value measurements, including a description of the reason for the transfer. The new guidance also calls for disclosures about the activity in Level 3 measurements by separately presenting information on purchases, sales, issuances and settlements on a gross basis rather than a single net number. The guidance also clarifies (1) the level of disaggregation that should be used in completing disclosures about fair value measurements and (2) the disclosures required in describing the inputs and valuation techniques used for both nonrecurring and recurring fair value measurements. This guidance became effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which became effective for fiscal years beginning after December 15, 2010.

We do not expect the adoption of these pronouncements to have a material impact on our financial position or results of operations.

Critical Accounting Policies

This Management's Discussion and Analysis of Financial Condition and Results of Operations has been derived from our consolidated financial statements that were prepared in accordance with GAAP. GAAP requires management to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, our management evaluates its estimates and judgments, including those related to inventory valuation, property and equipment, recoverability of long-lived assets, including intangible assets, income taxes and stock-based compensation.

Our management bases its estimates and judgments on its historical experience and other relevant factors and assumptions it believes to be reasonable to form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources and evaluates these estimates on an ongoing basis. While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, we cannot guarantee that our estimates and assumptions will be accurate. Actual results could differ from these estimates under different assumptions or conditions which would require us to make adjustments to these estimates in future periods.

Our management has reviewed critical accounting policies and estimates with our audit committee. The following reflect the most critical accounting policies and significant estimates and judgments used in the preparation of our consolidated financial statements. For a complete discussion of our significant accounting policies, refer to Note 1 of our consolidated financial statements "Nature of Business and Summary of Significant Accounting Policies" appearing elsewhere in this prospectus.

Revenue Recognition

We recognize revenue at the point-of-sale or upon shipment to customers. Shipping and handling fees billed to customers for direct sales are included in net revenues. Based on historical sales returns, an allowance for sales returns is recorded as a reduction of net revenues in the periods in which the sales are recognized. Sales tax collected from customers is excluded from net revenues and is included as part of accrued expenses and other current liabilities on our consolidated balance sheets appearing elsewhere in this prospectus.

We sell gift certificates in our stores, which do not expire or lose value over periods of inactivity. We account for gift certificates by recognizing a liability at the time a gift certificate is sold. We recognize revenue from gift certificates when they are redeemed by the customer.

Inventory Valuation

Inventories are comprised primarily of women's apparel and accessories and are stated at the lower of cost or market, on a first-in, first-out basis, using the retail inventory method. We record merchandise receipts at the time they are delivered to our consolidator as this is the point at which title and risk of loss transfer to us. We do not directly import any merchandise at this time.

We review our inventory levels to identify slow-moving merchandise and generally use markdowns to clear this merchandise. We record a markdown reserve based on estimated future markdowns related to current inventory to clear slow-moving inventory. During each accounting period, we evaluate the selling trends experienced and the related promotional events or pricing strategies in place to sell through the current inventory levels. Markdowns may occur when inventory exceeds customer demand for reasons of style, seasonal adaptation, changes in customer preference, lack of consumer acceptance of fashion items, competition or if it is determined that the inventory in stock will not sell at its currently ticketed price. These markdowns may have an adverse impact on earnings, depending on the extent and amount of inventory affected. The markdown reserve is recorded as an increase to cost of goods sold in the consolidated statements of operations appearing elsewhere in this prospectus.

We perform physical inventory counts at all stores semi-annually. Included in the carrying value of merchandise inventories is a reserve for shrinkage. Shrinkage is estimated based on historical physical inventory results as a percentage of sales. The estimate for shrinkage reserve can be affected by changes in merchandise mix and changes in actual shrinkage trends.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed for financial reporting purposes on the straight-line method using service lives ranging principally from three to fifteen years. Furniture and fixtures are typically depreciated over three to five years. Amortization of leasehold improvements is provided on the straight-line method over the length of the lease or over the estimated useful life of the improvement, whichever is shorter. The cost of assets sold or retired and the related accumulated depreciation or amortization is removed from the accounts with any resulting gain or loss included in net income. Major renewals and betterments which extend service lives are capitalized, while expenditures for repairs and maintenance that do not significantly extend the life of the asset are expensed as incurred.

Impairment of Long-Lived Assets

We are exposed to potential impairment if the book value of our assets exceeds their expected future cash flows. The major components of our long-lived assets are store fixtures, equipment and leasehold improvements. We follow FASB ASC 360, Property, Plant and Equipment, which requires impairment losses to be recorded on long-lived assets used in operations whenever events or changes in circumstances indicate that the net carrying amounts may not be recoverable. Our evaluation is performed based on estimated undiscounted future cash flows from operating activities compared with the carrying value of related assets for the individual stores. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized as the difference between the carrying value and the estimated fair value of the assets based on the discounted future cash flows of the assets using a rate that approximates our weighted average cost of capital.

Goodwill

Goodwill of $55.5 million was recognized on the acquisition of Body Shop of America, Inc. and Catalogue Ventures, Inc. on October 1, 2006. We follow FASB ASC 350, Intangibles—Goodwill and Other, which requires that goodwill and indefinite life intangibles are subject to an assessment of impairment at least annually. Under this guidance, we are required to compare the fair value of each reporting unit with its carrying amount to determine if there is a potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. We performed our annual impairment analysis as of January 2, 2010 using the discounted cash flow and guideline public company methods to determine the fair value of the reporting units. Our analysis indicated that no impairment of goodwill occurred or was at-risk as of January 2, 2010 and January 3, 2009, respectively. In fiscal year 2007, we recorded a $34.0 million impairment of goodwill related to our store operations as a result of the slowing economy, repositioning of our merchandise strategy, competition with retailers and operating performance of our stores.

Income Taxes

Income taxes are accounted for pursuant to FASB ASC 740, Income Taxes, which requires that we recognize deferred tax assets, which include net operating loss carry forwards and tax credits. Deferred income taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are offset by deferred tax liabilities relating to nondeductible temporary differences. Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with temporary differences will be utilized. The FASB issued guidance requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. We have determined that valuation allowances against the deferred tax assets are not currently necessary.

We follow FASB ASC 740, Income Taxes, guidance on accounting for uncertainty in income taxes. The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns. In addition, the standard provides guidance on the de-recognition, classification and disclosure of tax positions, as well as the accounting for related interest and penalties. In May 2007, the FASB amended the guidance associated with the criteria that must be evaluated in determining if a tax position has been effectively settled and should be recognized as a tax benefit. We did not have any uncertain tax provisions recorded in our consolidated financial statements appearing elsewhere in this prospectus.

Stock-Based Compensation

Stock-based compensation expense related to stock options was $28,000, $114,000 and $168,000 for fiscal years 2007, 2008 and 2009, respectively. We granted options to purchase an aggregate of 368,873, 209,587 and 586,843 shares of common stock in fiscal years 2007, 2008 and 2009, respectively. In fiscal year 2010, effective with our initial public offering, we granted options to certain of our employees and non-employee directors to purchase an aggregate of 130,000 shares of common stock with an exercise price equal to the initial public offering price of $13.00 per share. These grants and any future stock option grants increased our stock-based compensation expense in fiscal year 2010 and in future fiscal years compared to fiscal year 2009.

We account for stock-based compensation in accordance with FASB ASC 718, Compensation-Stock Compensation, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of this statement, stock-based compensation cost is measured at the grant date fair value and is recognized as an expense on a straight-line basis over the employee's requisite service period (generally the vesting period of the equity grant). As required under this guidance, we estimate forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measurement of the estimated fair value of our stock-based compensation expense. We estimate the grant date fair value of stock option awards using the Black-Scholes option pricing model. For fiscal years 2008, 2009 and 2010, the fair value of stock options was estimated at the grant date using the following weighted-average assumptions:

	Fiscal Year Ended
	January 3, 2009	January 2, 2010	January 1, 2011
Risk-free interest rate	1.8%	3.1%	1.5%
Expected dividend yield	0%	0%	0%
Expected volatility	66.1%	71.0%	73.7%
Weighted average expected term	6.25 years	6.25 years	6.19 years

The risk-free interest rate was determined based on the rate of Treasury instruments whose maturities are similar to those of the expected term of the award being valued. The expected dividend yield was based on our expectations of not paying dividends on our common stock for the foreseeable future. The expected volatility incorporates historical volatility of similar entities whose shares prices are publicly available. The weighted average expected term is based on the simplified method of estimating the option life.

As of January 21, 2011, we had outstanding vested options to purchase approximately 495,146 shares of common stock, at a weighted average exercise price of $3.08 per share, and outstanding unvested options to purchase 598,948 shares of common stock, at a weighted average exercise price of $5.58 per share. The per share value of each share of common stock underlying the vested and unvested options at the dates of the grant of the options range from $0.98 to $13.00 per share.

The fair values of the shares at the dates of grant were originally estimated by a valuation firm that used three approaches to measure fair value: the income approach; the market approach; and the cost approach.

The income approach focuses on the income-producing capability of a business or asset, by incorporating the calculation of the present value of future economic benefits such as cash earnings, cost savings, tax deductions and proceeds from disposition. Indications are developed by discounting expected cash flows to the present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation and risks associated with the particular investment. The discount rate selected is generally based on rates of return available from investments of similar type and quality.

The market approach measures value through an analysis of recent sales or offerings of comparable assets between arm's length parties. In the valuation of equity interests in business, the market approach can be applied by utilizing one or both of the following methods:

  •
  The guideline public company method focuses on comparing the subject entity to guideline publicly traded entities. In applying this method, valuation multiples are: (i) derived from historical operating data of selected guideline entities; (ii) evaluated and/or adjusted based on the strengths and weaknesses of the subject entity relative to the selected guideline entities; and (iii) applied to the appropriate operating data of the subject entity to arrive at a value indication.

  •
  The similar transactions method utilizes valuation multiples based on actual transactions that have occurred in the subject entity's industry or related industries to arrive at an indication of value. These derived multiples are then adjusted and applied to the appropriate operating data of the subject entity to arrive at an indication of value.

  •
  The cost approach measures the value of an asset as the cost to reconstruct or replace it with another of like utility. When applied to the valuation of equity interests in businesses, each item on the business' balance sheet is restated to its fair value. By deducting the fair value of the business' liabilities from the fair value of its assets, the fair value of the equity is isolated. The approach is generally not used to value businesses operated as going concerns. The cost approach is often utilized in the valuation of tangible assets.

As disclosed more fully in Note 10 to our consolidated financial statements, included elsewhere in this prospectus, we granted stock options during fiscal year 2009 with a fair value of $1.27 per share. Factors that contributed to the difference between the fair value of those grants and our initial public offering price of $13.00 are:

  •
  the increased private company valuation that occurred subsequent to the date of the grants but previous to the initial public offering based on earnings and cash flows;

  •
  the span of time between grant dates and the estimated time of the initial public offering;

  •
  the fact that private company valuations are normally based on historical performance while a public company's valuation is based in large part on future expected earnings;

  •
  the uncertainty of our future cash flow and earnings at the date of the grants;

  •
  increased same store sales when compared with the same periods from previous years;

  •
  increased average sales per store;

  •
  the continued growth in our store base; and

  •
  our expanded geographic footprint.

Quantitative and Qualitative Disclosures about Market Risk

Our principal market risk relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce our net income or net assets. Our senior credit facility's interest rates ranged from LIBOR plus 5.25% to LIBOR plus 5.75% with interest paid quarterly with a floor for LIBOR of 3.25%. At October 2, 2010, the weighted average interest rate on our borrowings was 8.4%. Based on a sensitivity analysis at October 2, 2010, assuming average outstanding borrowings during fiscal year 2009 of $40.7 million, a 100 basis point increase in interest rates would increase our annual interest expense by approximately $407,000.

On October 20, 2010, we repaid all amounts owing under our term loan facilities of our senior credit facility using proceeds from our initial public offering. Subsequently, the senior credit facility was terminated. We are currently in negotiations for a new revolving credit facility which we anticipate will be effective by the end of the first quarter of 2011. We anticipate the interest rate for our new revolving credit facility will vary based on LIBOR plus a fixed rate. Consequently, our principal market risk will likely continue to relate to interest rate sensitivity. We expect that our new revolving credit facility will have prevailing market rates, however, there is no guarantee that such a facility could be entered into on commercially reasonable terms or at all.

Given our exposure to variable interest rates, during fiscal year 2006, we entered into an interest rate swap agreement that involved the receipt of variable rate payments based on the one-month LIBOR rate in exchange for 5.22% fixed rate payments over the life of the swap agreement without an exchange of the underlying notional amount of $25.0 million. The differential to be paid or received is accrued and recognized as an adjustment to interest expense as interest rates change. The interest rate swap was not designated as a cash flow hedge and, accordingly, it is reflected at fair value on the consolidated balance sheet and the related change in fair value is reflected in interest expense. The agreement terminated on November 13, 2008. The net effect of the agreement was approximately $199,000 of expense for fiscal year ended January 3, 2009.

BUSINESS

Our Company

Founded in 1972, Body Central is a growing, multi-channel, specialty retailer offering on-trend, quality apparel and accessories at value prices. We operate specialty apparel stores under the Body Central and Body Shop banners, as well as a direct business comprised of our Body Central catalog and our e-commerce website at www.bodyc.com. We target women in their late teens and twenties from diverse cultural backgrounds who seek the latest fashions and a flattering fit. Our stores feature an assortment of tops, dresses, bottoms, jewelry, accessories and shoes sold primarily under our exclusive Body Central® and Lipstick® labels. We continually update our merchandise and floor sets with an emphasis on coordinated outfits presented by lifestyle to give our customers a reason to shop our stores frequently.

We believe our multi-channel strategy supports our brand building efforts and provides us with synergistic growth opportunities across all of our sales channels. As of January 1, 2011, we had 209 stores located in fashion retail venues across 23 states in the South, Mid-Atlantic and Midwest. Our average store size is 4,300 square feet. We aim to generate customer traffic by designing and merchandising our stores to bring the excitement and look of chic specialty stores. By allocating our capital to areas that we believe achieve the largest impact per dollar spent, such as in-store marketing graphics, store layout, fixtures and merchandise displays, instead of more expensive structural and architectural improvements, we believe we create an exciting look for our stores while maintaining low build-out costs. We believe our prices compare favorably to other specialty stores and regional department stores.

Our History

We opened our first Body Shop retail store in 1973 in Jacksonville, Florida, where our corporate headquarters is located. Our current business is focused on opening Body Central stores and developing the Body Central and Lipstick brands and on moving away from the use of the Body Shop name for our stores. Under the leadership of our founders, members of the Rosenbaum family, we grew to approximately 175 stores and established our direct business.

In October 2006, members of the Rosenbaum family sold a controlling interest in Body Central to a group of outside investors led by WestView Capital Partners. In October 2010, we completed our initial public offering and our common stock was listed on The Nasdaq Global Market under the symbol BODY. In recent years, we have completed numerous initiatives that have strengthened our business and positioned us for future growth, including:

  •
  Enhanced Executive Team.  We hired Allen Weinstein as our President and Chief Executive Officer in 2009. Mr. Weinstein has brought more than 30 years of retail experience and has introduced a number of changes to improve our business, including a focus on our competitive advantages and operational discipline. In addition, Beth Angelo returned as Chief Merchandising Officer in January 2008. Ms. Angelo has reestablished the merchandising strategy that was core to our historical success and has enhanced the depth of our marketing and merchandising teams. During 2007, Richard Walters joined as our Chief Financial Officer. Mr. Walters has brought more than 20 years of retail experience and has enhanced our financial reporting capabilities and implemented other operating improvements.

  •
  Flexible Test-and-Reorder Business Model.  Our merchandising model allows us to identify and respond quickly to fashion trends and to bring proven styles to our stores. In early

    2008, we returned to our proven test-and-reorder strategy, which combined with short lead times enables us to react quickly to the latest fashion trends. Our extensive vendor base provides us with access to a large number of designers and enables us to have the best selling products in our stores in a timely fashion. From this vast supply of new designs we can select merchandise to test, which we believe has the distinctive Body Central look, feel and fit. This model allows us to maximize full-price sales and reduce our inventory risk.

  •
  Refined Real Estate Model.  In 2008, we enhanced our real estate model by introducing additional structure and analysis to our site selection process. Our real estate committee has instituted a rigorous process for determining new store locations based on projected sales potential, investment returns and key performance indicators of competitors combined with site visits. We adhere to our selection methodology and do not pursue expansion opportunities if they do not meet our new store financial and site criteria. Our flexible model has proven successful in hot, warm and cold climates, in small, medium and metropolitan markets and in many different fashion venues. Since 2008, our average new store performance outpaced the targeted returns in our store economic model.

Our Recent Accomplishments

Through initiatives implemented by our executive team since 2008, we have delivered strong results despite the difficult economic environment. For instance, we have:

  •
  maintained positive comparable stores sales growth over the past nine quarters, through the fourth quarter of 2010, including an increase of 4.9% for fiscal year 2009 and 14.8% for the thirty-nine weeks ended October 2, 2010;

  •
  opened six stores in fiscal year 2008, 15 stores in fiscal year 2009 and 27 stores in fiscal year 2010 and from fiscal 2008 through January 1, 2011, we also closed 27 stores, most of which were underperforming, for a net increase of 21 stores;

  •
  increased inventory turnover resulting in a meaningful reduction in markdowns and an improvement in gross margin by approximately 190 basis points between fiscal year 2008 and fiscal year 2009;

  •
  improved operating margin by approximately 300 basis points between fiscal year 2008 and fiscal year 2009, primarily as a result of reduced labor and occupancy costs, resulting in an increase in income from operations to $8.2 million for fiscal year 2009 from $2.0 million for fiscal year 2008; and

  •
  increased net income by $3.7 million to $2.8 million for fiscal year 2009 from a loss of $952,000 in fiscal year 2008, and by $5.8 million to $7.1 million for the thirty-nine weeks ended October 2, 2010 from $1.3 million in the thirty-nine weeks ended October 3, 2009.

Our Market

Based on publicly available data from the NPD Group, Inc., a leading global provider of apparel market research information for tracking consumer behavior, sales in the U.S. women's apparel market totaled approximately $104.0 billion for the 12 months ended December 2009. While our products appeal to women of varying ages and diverse backgrounds, our core customer is a young woman in her late teens or twenties who enjoys shopping for the latest fashions. According to the U.S. Census Bureau, there were estimated to be approximately 25.0 million women as of July 2009 between the ages of 18 to 29. Our target customer represents a growing segment of the U.S. population and we believe that she spends a higher proportion of her income on fashion than the general population.

Our Strengths

We believe that the following strengths are critical to our continued success:

  •
  Established and Differentiated Brand.  With over 35 years of operating experience, we have built the Body Central brand around our strategy of providing the right fashion and quality, with a flattering fit at a value price. We believe our core customer is passionate about finding current fashions typically offered in higher-end specialty stores and boutiques at value prices in an exciting store environment. We also believe that the look and feel of our stores, in-store graphics, fashion assortment, product labeling and overall shopping experience are critical to building our brand image. All of these factors create a unique Body Central experience.

  •
  Exciting Fashion Delivered at Compelling Value.  We deliver a carefully edited selection of quality, fashionable apparel and accessories for most occasions at value prices. Our broad product assortment of apparel, jewelry, accessories and footwear allows our customers to purchase complete outfits. We do not dictate fashion trends, but respond quickly to offer best selling styles. We maintain a fresh and exciting shopping experience by continually refreshing our inventory through almost daily shipments to our stores. We design our windows, displays and floor sets to emphasize outfit ideas and refresh them every two to three weeks to drive repeat store visits.

  •
  Multiple Sales Channel Synergies.  We complement our retail stores with a successful direct business, which consists of both catalog and internet sales, which we have operated since 2005. We believe our catalog differentiates us from most competitors. We select our best selling products from our stores to sell through our direct channel. We believe our multi-channel strategy builds brand awareness and drives sales across all of our channels. We operate retail stores in 23 states and have direct sales in all 50 states. In fiscal year 2009, our two highest volume states for direct sales were outside of our retail store geography. For the fiscal year 2009, direct sales represented approximately 16.8% of our net revenues.

  •
  Powerful New Store Economics.  We have a proven store model that works across a variety of market sizes, demographics, climates, real estate venues, store sizes and mall classifications. Our flexible store format allows us to adapt to available locations and store footprints quickly with a low investment cost that has delivered attractive returns and short payback periods. The majority of our stores range from approximately 3,200 to 5,200 square feet with an average size of 4,300 square feet. Our average net investment for a new store, including inventory, is approximately $100,000. On average, our new stores are paying back our investment in less than one year based on net operating cash flows for that store and inclusive of lease commitments. We believe our attractive new store economics, flexible real estate model and disciplined new store development process allow us to opportunistically expand our store footprint on a profitable basis.

  •
  Disciplined Inventory Management.  We test the vast majority of all new products on a limited basis prior to a broader roll out of the best selling items. This proven test-and-reorder strategy serves as the foundation of our merchandising philosophy and instills discipline in our inventory management. Our ability to interpret the amount of merchandise we will be able to sell to our customers by color, classification and size, combined with our vendors' short production lead time, allows us to respond rapidly to changing trends while reducing markdowns and inventory risk.

  •
  Proven Management Team.  Allen Weinstein, our President and Chief Executive Officer, Beth Angelo, our Chief Merchandising Officer and President of Direct Sales, and Richard Walters, our Chief Financial Officer, have an average of more than 25 years of retail experience, including in design, marketing, sourcing, merchandising and real estate, and have been instrumental in our strong performance in recent years. In addition, experience and tenure run deep within the Body Central organization. Our regional and district managers average over 20 years and 10 years of experience, respectively.

Growth Strategy

We believe we are well positioned to take advantage of opportunities to increase revenues, capture market share and drive net income growth, including:

  •
  Expand Our Store Base.  We believe our concept has broad appeal and significant expansion opportunity. With only 209 stores in 23 states as of January 1, 2011, we have considerable opportunity to expand in existing and adjacent markets. We opened 15 stores in fiscal year 2009 and 27 new stores in fiscal year 2010. We expect to open approximately 30 to 35 new stores in fiscal year 2011. We have also closed 13 stores, most of which were underperforming, during fiscal years 2009 and 2010 to enhance our overall store performance. We believe we can continue to open new stores at an annual rate of 15% for the next several years.

  •
  Increase Comparable Store Sales and Enhance Brand Awareness.  We plan to grow our comparable store sales by merchandising our stores with the latest fashion trends and maintaining a sharp focus on store level execution through implementing a district manager training program, building a grading system for stores, sending more floor sets to stores and almost daily communication with stores. We believe our ability to test products quickly and to rapidly replenish the best selling items keeps our shopping experience exciting and drives repeat customer visits and purchases. We believe we will be able to enhance our brand awareness through our continued marketing efforts and in-store experience. In addition, we believe our extensive catalog distribution helps build our Body Central brand. For example, in fiscal year 2009, we distributed 10 catalog editions and approximately 20.5 million catalogs totaling approximately 1.4 billion pages to our customers. Since January 2, 2005, we have distributed 56 catalog editions to our customers.

  •
  Expand Operating Margin.  As we grow, we believe we can improve our operating margin. We expect to leverage our infrastructure and buying power and streamline processes through the implementation of our new point-of-sale system and catalog and warehouse management systems. In addition, we will continue to refine our inventory disciplines and upgrade information technology to enhance our productivity. We also believe we can enhance our operating margins through further improvements in our store operations and labor productivity. Finally, we expect to see continued improvements in our new store economics through our disciplined real estate model.

  •
  Grow Our Direct Business.  In July 2010, we implemented a new software system for our direct business. This new system is expected to enhance the potential for growth in our direct business, by allowing us to process more orders, offer a more dynamic merchandise presentation on our website and enhance our marketing efforts by including, among other things, the ability to target specific customer groups. In addition, we recently implemented a new point-of-sale software system which is expected to increase the synergies between our direct business and our retail stores.

Products

We offer a broad selection of apparel and accessories targeted to young women who seek the latest fashion styles at value prices. The majority of our products are sold under our exclusive Body Central® and Lipstick® labels. We also sell a select assortment of branded merchandise, primarily denim, to complement our exclusive label merchandise.

Our products are presented to emphasize coordinated outfits. Our assortment of tops, dresses, bottoms, jewelry, accessories and shoes fits the many lifestyles of our customers — casual, club, dressy and active. The majority of our products are priced under $20 and we believe represent real values. We strategically price some of our best selling tops and our jewelry to drive customer traffic. The table below indicates our product mix as a percentage of net sales in our stores derived from our two major product categories, as of the fiscal year end for each of the years indicated below:

	2007	2008	2009
Apparel	73.4%	75.2%	76.6%
Accessories	26.6	24.8	23.4

Total	100.0%	100.0%	100.0%

Typically, our direct business features an edited selection of our best selling store merchandise targeted to a slightly broader customer base. We monitor trends in our stores in order to optimize our direct merchandise offerings.

Merchandising

Our merchandising team seeks to identify current fashion trends and merchandise consistent with our brand image. We do not dictate fashion trends; rather we focus on quickly adapting to the latest trends to provide the right merchandise at value prices every day. Our merchandising team consists of our Chief Merchandising Officer, buyers and assistant buyers organized by product category, as well as a team focused on our direct business. Our merchandising team is responsible for selecting and sourcing our product assortments, managing inventory levels, and allocating merchandise to stores. We build our product assortments after careful review and consideration and select products that can be displayed in our stores in a coordinated manner to encourage our customers to purchase complete outfits.

The merchandising team holds weekly meetings to review merchandise performance and to determine new fashion trends. We have access to the design expertise of numerous designers through our broad vendor base who provide us with hundreds of new styles each week to review. The merchandising team selects new style items from the styles presented to us and makes necessary changes based on current fashion trends and preferences of our customer. Before placing an order, every item is evaluated for style, quality and fit to ensure standards consistent with our Body Central brand. Our vendor relationships provide us the ability to introduce these fashion-right products to our stores quickly. Once in the stores, our buyers use an array of retail intelligence tools to track the performance of each item and class, and then place appropriate reorders for popular merchandise.

Sourcing

Our test-and-reorder strategy enables us to respond rapidly to changing trends. This strategy allows us to minimize our inventory risk by testing small quantities in our stores before placing larger purchase orders for a broader roll out. Thousands of items are tested throughout the year, but most of our sales are generated from items that are reordered after successful testing. Our ability to make decisions quickly on successful items and our vendors' short production lead time increase our speed to market. Therefore, our test-and-reorder strategy enables us to react quickly to evolving trends and fashion preferences, which minimizes fashion risk and inventory markdowns. We believe this flexible sourcing model enables us to maintain a smaller percentage of our inventory on clearance.

We do not own or operate any manufacturing facilities and buy our merchandise from third-party vendors on an order-by-order basis. We have relationships with approximately 240 U.S. vendors. Our top 10 vendors sourced approximately 45% of our merchandise in 2009, with our two largest vendors each representing approximately 11%. We continue to expand our vendor network, which gives us access to a broad variety of merchandise from a multitude of designers and vendors at competitive prices. We believe our vendors view us as an important retail partner given our scale and market position.

We believe our sourcing strategy has been successful because we have a balance of domestic and import production by which our U.S. vendors supply merchandise to us from both U.S. manufacturers and foreign manufacturers that are located in such countries as China. This strategy provides us with lead times as short as four to six weeks for domestic purchases and eight to twelve weeks for imports.

Every vendor that supplies our merchandise is required to adhere to our vendor manual, which is designed to ensure that our vendor's business is conducted in a legal, ethical and responsible manner. Our vendor manual requires that each of our suppliers operates in compliance with applicable wage, benefit, working hours and other local laws, and forbids the use of practices such as child labor or forced labor. See "Risk Factors—Risks Related to Our Business—We may suffer risks if our vendors fail to comply with applicable laws, including a failure to use acceptable labor practices or if our vendors suffer disruptions in their businesses" for more information.

Sales Channels

We conduct our business through two primary sales channels: retail stores and direct, which consists of the Body Central catalog and our website, www.bodyc.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

Stores

For fiscal year 2009, our stores generated net sales of $165.3 million, which represented 83.2% of our total net revenues.

As of January 1, 2011, we had 209 retail stores under the names Body Central and Body Shop in 23 states, located primarily in the South, Mid-Atlantic and Midwest. The majority of our stores range in size from 3,200 to 5,200 square feet, with an average of approximately 4,300 square feet. The stores we opened during fiscal year 2009 achieved annualized sales per store and sales per gross square foot in excess of our average store sales. Our stores have historically been located in regional malls and lifestyle centers in small, medium and metropolitan markets. The nature of our fashion merchandise enables us to be successful in markets across hot, warm and cold climates.

The following store list shows the number of stores we operated in each state as of January 1, 2011:

State	Number of Stores	State	Number of Stores
Alabama	10	Maryland	5
Arizona	1	Mississippi	4
Arkansas	4	Missouri	4
Delaware	1	North Carolina	13
Florida	33	Ohio	9
Georgia	17	Oklahoma	3
Illinois	9	Pennsylvania	17
Indiana	11	South Carolina	8
Iowa	1	Tennessee	8
Kansas	2	Texas	25
Kentucky	5	Virginia	10

Louisiana	9	Total	209

  Store Design and Environment

Our stores are designed to effectively present our merchandise and create an exciting atmosphere to draw customers into our store, similar to fashion boutiques. The stores feature a vibrant look with colorful displays, popular music and aspirational lifestyle photos. Our stores are constructed to allow us to efficiently shift merchandise displays for each season and major holiday. Our open floor design enables customers to easily view most of our merchandise. We use a large number of body forms to provide customers with full outfit ideas. Each store's merchandise presentation, including windows, tables, gondolas and walls, is refreshed every two to three weeks to keep our shopping experience new and exciting. We believe by constantly changing our products and floor sets with new merchandise, we give our customers a reason to shop our stores frequently.

We maintain a consistent look in our stores, including signature blue LED storefront signs, blue mosaic tiles on the storefront columns and a well-lit selling area. High ceilings and slat walls allow us to stock and display our merchandise effectively. We seek site locations that have a store front of at least 30 feet wide to create an inviting open floor feel, complete with visually appealing glass line presentations.

  Site Selection and Store Growth

In selecting a location for a new store, we target malls as well as lifestyle, power and outlet centers in areas with suitable demographics and where similar fashion retailers have performed well. We have a real estate committee that utilizes a disciplined approach to analyze factors that include mall productivity, mall-specific competitive environment, average sales of junior retailers and configuration of available space for potential new store locations. We seek prominent locations in high-traffic areas of the mall and in close proximity to other retailers targeting juniors and young women as we have found that when we have locations in malls with certain key competitors our net sales in those stores typically exceed the net sales of stores that are not located in proximity to those key competitors. Our flexible store format allows us to utilize both new and second-generation retail locations. We also evaluate new store locations based on projected sales and ensure that the capital investment and estimated store level contribution satisfies our targeted return threshold. We negotiate leases with a variety of term lengths, often with an early termination right held by us if certain sales goals are not achieved. This store selection strategy is designed to ensure consistent store performance by adhering to a rigorous selection process that ensures each potential site meets our benchmark level of profitability.

We have currently identified a number of potential sites for new stores with appropriate market characteristics. We opened 15 new stores in fiscal year 2009 and 27 stores in fiscal year 2010. We have also closed 13 stores, most of which were underperforming, from fiscal year 2009 through January 1, 2011 to enhance our overall store performance. In addition, our 2011 plans include opening approximately 30 to 35 stores with approximately 15% new store growth over the next several years. Our new store model assumes average unit revenue of $850,000 to $1,100,000 in the first 12 months and an average net initial cash investment of approximately $100,000 which includes $75,000 of average build-out costs, including equipment and fixtures (net of landlord contributions), and $25,000 of initial inventory (net of payables). Our new store operating model assumes a less than one year pay back on our investment based on net operating cash flows inclusive of lease commitments. Stores opened using this model have achieved average pre-tax cash return on investment in excess of 100%. Our fiscal year 2009 new stores, on average, generated unit revenue in excess of $1,000,000 with a cash return in excess of 150% and a payback period of less than seven months.

We have enhanced our existing store base by relocating or closing underperforming stores that we believed were not profitable or located in underperforming markets as well as remodeling our older stores. From fiscal year 2005 through fiscal year 2010, we relocated 29 stores and we remodeled 12 of our older stores.

The table below highlights certain information regarding our new store openings, store closings, relocations and remodels as of the fiscal year end for each of the years indicated below:

	Fiscal Year Ended
	2005	2006	2007	2008	2009	2010
Stores at beginning of period	162	163	176	188	180	185
Stores opened during period	8	20	15	6	15	27
Stores closed during period	(7)	(7)	(3)	(14)	(10)	(3)

Stores at end of period	163	176	188	180	185	209
Remodeled stores	3	3	2	4	0	0
Relocated stores	3	7	7	5	4	3

Direct

Our direct business consists of Body Central catalogs and our www.bodyc.com website and enables us to reach customers by phone, mail or the Internet in all states and further build our Body Central brand. For fiscal year 2009, our direct business generated revenues of $33.5 million or approximately 16.8% of our net revenues.

We currently obtain customer information from both catalog and Internet customers as well as mail and email customer lists that we purchase. We currently have a database containing approximately 950,000 mailing addresses and approximately 800,000 email addresses.

We have implemented a new system for our direct business, which is expected to enhance our capabilities and support growth. For example, this system will support a more dynamic presentation of merchandise, allow us to process more orders and enhance our marketing efforts by including, among other things, the ability to target specific customer groups based on their shopping history and spending habits.

  Catalog

Since the majority of our competitors do not offer a catalog, we believe our Body Central catalog differentiates us from them. We believe our catalog reinforces the Body Central brand image and drives sales across all of our sales channels. For example, following the delivery of our catalogs, we have historically experienced an increase in orders on our website. In fiscal year 2009, we distributed 10 catalog editions and approximately 20.5 million catalogs totaling approximately 1.4 billion pages to our customers. Since January 2, 2005, we have distributed 56 catalog editions to our customers.

All creative work on the Body Central catalog is developed in-house, which we believe allows us to consistently reinforce our brand image. Photography is shot both on location and in studios, and page layout and copy writing are executed by us. Digital images are transmitted directly to outside printers, thereby reducing lead times and improving reproduction quality.

  Internet

Our customers are able to purchase our merchandise through our website as well as obtain current information on our store locations. Most of our direct business purchases are made online although often tied to a catalog distribution. As with our catalog, we believe our website reinforces our Body Central brand.

Marketing and Advertising

Our marketing approach aims to increase customer traffic and build our brand image. We believe one of our strongest marketing pieces is our Body Central catalog. Additionally, we use email communications, in-store graphics, our website and social networking sites, such as Facebook and Twitter to achieve our marketing goals. We often coordinate marketing efforts with the malls and shopping centers in which our stores are located.

We believe that the look and feel of our stores, our in-store graphics, product labeling, customer service and overall shopping experience are critical to building our brand image. Merchandise is presented with a cohesive marketing theme, often around seasons and holidays, which unifies the store presentation and emphasizes both on-trend fashions and fashion basics. For example, we display large posters throughout each store that feature aspirational photos of our models wearing complete Body Central outfits, as well as a large number of body forms featuring current merchandise.

Distribution

We distribute all of our merchandise from our corporate headquarters in Jacksonville, Florida, which occupies approximately 179,000 square feet, consisting of approximately 146,000 square feet of warehouse space and approximately 33,000 square feet of office space. All of our merchandise is received, inspected, managed, stored and distributed through our warehouse. Most of our merchandise is currently pre-ticketed and pre-assorted by our vendors, which allows us to distribute the merchandise quickly and reduce labor costs. Merchandise is shipped almost daily to our stores to ensure a steady flow of new inventory. We believe that the capacity of our distribution center is sufficient to support our expected growth plans for the foreseeable future.

Information Technology Systems

Our information technology systems provide support and information to our management team. We believe our systems provide us with improved operational efficiencies, scalability, increased management control and timely reporting that allows us to identify and respond to trends in our business. We use a combination of customized and industry-standard software systems to support the following functions:

  •
  store point-of-sale;

  •
  e-commerce and catalog;

  •
  inventory management; and

  •
  financial reporting.

We are in the process of investing in and upgrading several of our systems to provide improved support of our current operations and position us for future growth.

We recently replaced our point-of-sale software system. We expect this upgrade to enhance customer service, improve operational efficiency, increase management reporting and control and increase synergies between our direct business and our retail stores. Our new system complements our core functions of purchasing, merchandising, finance and accounting, inventory and order management and warehousing and distribution. This new system was deployed across all of our stores in advance of the 2010 holiday shopping season.

During July 2010, we upgraded our systems that support our direct business and redesigned our website.

Competition

The specialty-apparel retail market is highly competitive. We compete primarily with other specialty retailers and Internet and catalog businesses that specialize in women's apparel and accessories targeting customers in their late teens and twenties. We believe the principal basis upon which we compete is by offering quality, current fashions at value prices. We believe that our success is dependent on are our in-store experience, our Body Central brand, our current fashions and desirable store locations.

Our success also depends in substantial part on our ability to respond quickly to fashion trends so that we can meet the changing demands of our customers. We believe our competitors include other specialty retailers such as Forever 21, Wet Seal, rue21, Charlotte Russe and Aéropostale. Our market is highly competitive and many of these retailers have substantially greater name recognition, as well as financial, marketing, and other resources, and devote greater resources to the sale of their products than we do. We may face new competitors and increased competition from existing competitors as we expand into new markets and increase our presence in existing markets.

Intellectual Property

We have registered numerous trademarks with the U.S. Patent and Trademark Office, including Body Central® and Lipstick®. In addition, we own domain names, including www.bodyc.com, and we own unregistered copyright rights in our website content. We believe our material trademarks have value, and we protect them against infringement. Our Body Central® trademark is registered until September 2013 when it is up for renewal. Our Lipstick® trademark is registered until January 2019 when it is up for renewal and our Body Shop® trademark is up for renewal in December 2015. We will also continue to file new applications as appropriate to protect our intellectual property rights.

In some regions of the U.S., our stores are located in the same malls and shopping centers as stores operated by a company doing business under the name The Body Shop®, which is a cosmetics and beauty store. We are not affiliated with this company. In 1991, we granted this company a license to use our Body Shop trademark which is held by us in connection with retail store services for the sale of women's apparel and apparel accessories. Under the terms of this license agreement, we granted an exclusive, royalty-free license to the cosmetics and beauty store company to use our "Body Shop" mark for its business as follows: as a service mark for mail order retail sales of t-shirts and sweatshirts in 49 states and territories and of other apparel in 38 states and territories; as a service mark for retail store sales of apparel in 38 states and territories; and as a trademark for apparel in 38 states and territories. This license was non-exclusive as to certain uses and our agreements with this company permit us to continue to use our "Body Shop" mark in our stores located in Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas. We currently operate under the Body Central banner and, in a minority of stores in certain states, we operate under the Body Shop banner. Our current business is focused on developing the Body Central® and Lipstick® brands and we are moving away from the use of the Body Shop name in our stores. We currently operate 61 stores under the Body Shop banner, and we expect that this number will decline as we remodel or update older stores and transition to Body Central signs and banners.

Regulation and Legislation

We are subject to labor and employment laws, laws governing advertising and promotions, privacy laws, safety regulations, consumer protection regulations and other laws that regulate retailers and govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Insurance

We use a combination of insurance and self-insurance for a number of risk management activities, including workers' compensation, general liability, automobile liability and employee-related health care benefits, a portion of which is paid by the employees. We evaluate our insurance requirements on an ongoing basis to maintain adequate levels of coverage.

Properties

We do not own any real property. All of our properties are leased. Our executive offices, warehouse and distribution center are located in an approximately 179,000 square foot facility in Jacksonville, Florida. This facility is leased under a lease agreement expiring in 2016. Of the approximately 179,000 square feet in the facility, approximately 146,000 square feet are dedicated to warehouse space and distribution. We believe that our Jacksonville facility will be able to meet our growth plans for the foreseeable future, although we may from time to time lease new facilities or vacate existing facilities as our operations require.

As of January 1, 2011, we had 209 retail stores in 23 states, located primarily in the South, Mid-Atlantic and Midwest. All of our stores are leased from third parties, and the leases typically have terms of five to ten years. Some of our leases have early termination clauses, which permit the lease to be terminated by us if certain sales levels are not met in specific periods or if a shopping center does not meet specified occupancy standards. In addition to future minimum lease payments, most of our store leases provide for additional rental payments based on our achieving specified net sales and many provide for additional payments associated with common area maintainence, real estate, taxes and insurance. In addition, many of our lease agreements have defined escalating rent provisions over the initial term and extensions.

Employees

As of January 10, 2011, we had approximately 2,440 total employees. Out of our total employees, approximately 120 were based at our corporate headquarters in Jacksonville, Florida, and approximately 2,320 were store employees. We had approximately 730 full-time employees and approximately 1,710 part-time employees, who are primarily store employees. None of our employees are represented by a labor union, and we have had no labor-related work stoppages as of January 10, 2011. Our relationship with our employees is a key to our success, and we believe that relationship is strong.

Seasonality

Our business is seasonal in nature reflecting increased demand during the year-end holiday season, other holidays, such as Easter, the beginning of Spring and peak shopping periods, such as the back-to-school season. As a result of this seasonality and generally because of variation in consumer spending habits, we experience fluctuations in net revenues and working capital requirements during the year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results and Seasonality—Seasonality" for more information.

Legal Proceedings

We are subject to various legal proceedings and claims, including employment claims, wage and hour claims, intellectual property claims, contractual and commercial disputes and other matters that arise in the ordinary course of our business. While the outcome of these and other claims cannot be predicted with certainty, we do not believe that the outcome of these matters will have a material adverse effect on our business, results of operations or financial condition.

Privacy Policy

In the course of our business, we collect information about our customers, including customer data submitted to us in connection with purchases of our products at stores as well as from our direct business. We respect the privacy of our customers and take steps to safeguard the confidentiality of the information that they provide to us.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors and their respective ages and positions as of January 10, 2011 and a brief account of the business experience of each of them. Our board of directors consists of eight members.

Name	Age	Position
B. Allen Weinstein	64	President, Chief Executive Officer and Director
Beth R. Angelo	43	Chief Merchandising Officer, Executive Vice President, President of Direct Sales and Director
Richard L. Walters	58	Executive Vice President, Treasurer and Chief Financial Officer
Martin P. Doolan(1)(2)(3)	70	Chairman of the Board of Directors
Scott M. Gallin(1)(2)	38	Director
John K. Haley(1)(3)	59	Director
Jerrold S. Rosenbaum	74	Director
Carlo A. von Schroeter(2)(3)	47	Director
John H. Turner	50	Director

(1)
Member of our audit committee.

(2)
Member of our compensation committee.

(3)
Member of our nominating and governance committee.

Executive Officers

B. Allen Weinstein, 64, has been our President and Chief Executive Officer since August 2009. He joined our board of directors in June 2010. Prior to joining us, Mr. Weinstein served in various senior management positions with The Cato Corporation, a specialty retailer of women's apparel, from 1997 to 2009, including as Executive Vice President-Chief Merchandising Officer of The Cato Corporation, from 2005, and Executive Vice President, Chief Merchandising Officer of The Cato Division, from 1997. From 1995 to 1997, Mr. Weinstein was Senior Vice President-Merchandising of Catherines Stores Corporation, a specialty retailer of women's apparel. From 1981 to 1995, he served as Senior Vice President of Merchandising of Bealls, Inc., a retailer of apparel and home merchandise. Since January 2010, Mr. Weinstein has served on the board of directors and compensation committee of Destination Maternity Corporation, a Nasdaq-listed retailer of maternity apparel. He received a B.B.A. degree in finance in 1970 from the University of Houston. Mr. Weinstein brings to our board of directors almost 30 years of experience in apparel retailing.

Beth R. Angelo, 43, has served as our Chief Merchandising Officer and Executive Vice President since 2008. Before the 2006 Transaction she had served the company in various capacities since 1994 and was Chief Merchandising Officer from 1996 through the 2006 Transaction. Ms. Angelo left the role as Chief Merchandising Officer in May 2007, but returned to that position in January 2008. She has also served as our President of Direct Sales since 2005, a position which she continued between May 2007 and January 2008 and through present day. She has served as a member of our board of directors since October 2006. Ms. Angelo also served as the sportswear merchant for Venus Swimwear, a direct business, from 1999 to 2004 as part of a joint venture with Body Central. Ms. Angelo received a B.S. degree in business administration in 1989 from the University of Florida and an M.B.A. degree in

1994 from Northwestern University's Kellogg Graduate School of Management. Beth Angelo serves on the Executive Advisory Board for the David F. Miller Center for Retail Education and Research at the University of Florida. Ms. Angelo brings to our board of directors experience in apparel retailing, including her recent 19 years in specialty retailing of women's clothing and accessories, and valuable expertise in merchandising and marketing. Ms. Angelo is Jerrold Rosenbaum's daughter.

Richard L. Walters, 58, has served as our Executive Vice President, Treasurer and Chief Financial Officer since January 2007. From 2001 until 2006, Mr. Walters was the Chief Financial Officer of Hearing Healthcare Management, Inc., a retailer of hearing products and services, in Columbus, Ohio. Prior to that, from 1985 until 2000, Mr. Walters served as Vice-President of Finance of Value City Department Stores, Inc., a discount department store chain with more than 150 stores. Mr. Walters received a B.S. degree in accounting in 1975 from the Ohio State University and his CPA license in 1978.

Directors

The following information pertains to the directors (other than Mr. Weinstein and Ms. Angelo who are described under "Executive Officers"), their ages, principal occupations and other directorships for at least the last five years and information regarding their specific experience, qualifications, attributes or skills. In selecting directors, we consider factors that are in our best interests and those of our stockholders, including diversity of backgrounds, experience and competencies that our board of directors desires to have represented. These competencies include: independence; adherence to ethical standards; the ability to exercise business judgment; substantial business or professional experience and the ability to offer our management meaningful advice and guidance based on that experience; ability to devote sufficient time and effort to his or her duties as a director; and any other criteria established by our board of directors together with any core competencies or technical expertise necessary for our committees. We believe that each director possesses these qualities and has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to us and to our board of directors.

Martin P. Doolan, 70, has served as a member of our board of directors since October 2006 and became Chairman of our board of directors upon the completion of our initial public offering in October 2010. Mr. Doolan is the founder and currently the Chairman and Chief Executive Officer of Multitech Enterprises, Inc., a firm specializing in providing management expertise to companies with underperforming earnings. Mr. Doolan previously worked for Value City Department Stores, Inc., an off-price department store chain, in various capacities, including Vice Chairman and member of the board of directors from July 1998 to January 2002, and as the President and Chief Executive Officer from July 1997 until July 1999. This included responsibilities as the Chief Executive Officer of DSW Shoe Warehouse, Inc., a subsidiary of Value City Department Stores, Inc. and a retailer of specialty footwear. Prior to that, Mr. Doolan served as the Chief Executive Officer of Delstar Technologies, Inc., a private company and a manufacturer of thermoplastic nets and laminates for water, air and oil filtration, from June 1995 until June 1997, the Chief Executive Officer of Bestop, Inc., a manufacturer of automotive parts and accessories, from October 1987 until June 1995 and the Chief Executive Officer of Pilliod Furniture, Inc., a manufacturer of wood household furniture, from 1985 until 1987. Mr. Doolan has served on the board of directors and audit committee of Lectrus Inc., a private company and manufacturer of electrical systems and metal enclosures, since January 2007, the board of directors, audit and compensation committees of Radiac Abrasives, Inc., a manufacturer of abrasive products, from February 2007 until June 2009 and as Chairman of the board of directors of Delstar Technologies, Inc. since June 1995. He previously served on the board of directors of American Eagle Outfitters, Inc., a public company and specialty apparel retailer traded on the New York Stock Exchange, from June 1994 until June 2004. Mr. Doolan received a B.A. degree in Business from Dallas Baptist University and associate degrees in electronics engineering from the RCA Institute and the City

University of New York. Mr. Doolan brings to our board of directors over 30 years of executive business experience, including many in the retail industry.

Scott M. Gallin, 38, has served as a member of our board of directors since October 2006. Mr. Gallin has been a managing director of PineBridge Investments, a multi-strategy investment manager, since 2002. Additionally, Mr. Gallin is an adjunct professor of finance and economics at Columbia Business School, where he has taught courses since 2003 on private equity. He has also previously taught at the University of California, Berkeley's Haas School of Business and at the Tsinghua University in Beijing, China. Mr. Gallin has served on the board of directors, and sits on the audit and compensation committees, of Flash Global Logistics, a global supply logistics company, a private company, since April 2007. Mr. Gallin previously served on the boards of directors of Faith Media Holdings, a book publisher, from June 2006 to December 2006, Best Brands Corp., a distributor and manufacturer of baking products, from December 2006 to March 2009, where he was also a member of the compensation committee, Everest Connections, a broadband communications company, from June 2006 to February 2008, where he served on the audit and compensation committees, Medispectra Inc., a medical device company, from February 2007 to June 2007, and Legendary Pictures, a motion picture production company, from June 2009 to September 2010, each a private company. Prior to joining PineBridge, he worked for Kluge & Co., an affiliate of Metromedia Company that is responsible for executing and managing venture-stage, growth equity and buyout transactions. Mr. Gallin received B.A. and M.A. degrees in 1995 from the University of Pennsylvania and an M.B.A. degree in 2002 from Columbia Business School. He was awarded a Fulbright Scholarship in 1995. As a professor and a professional with more than 14 years of experience in the private equity sector and with experience serving on numerous boards and committees, Mr. Gallin brings to our board of directors a unique perspective and strong financial and business acumen.

John K. Haley, 59, became a member of our board of directors and chair of our audit committee upon the completion of our initial public offering in October 2010. From 1988 through September 2009, Mr. Haley was a partner of the international accounting firm of Ernst & Young LLP, where he worked for more than 30 years. Mr. Haley served nearly 20 years in Ernst & Young's audit practice and from 1998 until his retirement in 2009 served in a number of leadership roles in the firm's transaction advisory services group. Mr. Haley has served since September 2009 as a director of General Growth Properties, Inc., a landlord to approximately 31 of our stores. Mr. Haley has over 30 years of financial experience in the audit and transaction services industry.

Jerrold S. Rosenbaum, 74, is our founder and has served as a member of our board of directors since October 2006. Before the 2006 Transaction, Mr. Rosenbaum served the company in various capacities since 1972 and was our President, Chief Executive Officer and Chairman of our board of directors at the time of the 2006 Transaction, after which he served as Vice Chairman of our board of directors. He received a B.S. degree in Business Administration in 1958 from the University of Florida. As our former Chief Executive Officer and a founder, Mr. Rosenbaum brings significant historical knowledge about our merchandise, marketing and relationships with suppliers. Mr. Rosenbaum is Beth R. Angelo's father.

Carlo A. von Schroeter, 47, has served as a member of our board of directors since 2006. Mr. von Schroeter is a managing partner of WestView Capital Partners, L.P., a private equity group with over $500 million in assets under management, which he co-founded in 2004. Prior to founding WestView, Mr. von Schroeter was a general partner at Weston Presidio from 1992 to 2003, a private equity fund that manages approximately $3.3 billion in capital. Mr. von Schroeter serves on the boards of directors of numerous private companies, including Advanced Technology Services, Inc., a provider of service solutions to manufacturers, since January 2008, SpectorSoft Corporation, a provider of PC/Internet monitoring products, since July 2008, OneNeck IT Services Corporation, a hosting and managed services provider, since June 2006, Ruffalo CODY, a fundraising and enrollment services and software provider, since June 2009 and Peerless Industrial Group, a manufacturer of industrial chains, since May 2010. Additionally, he serves on the audit and compensation committees of Advanced Technologies, Inc. and SpectorSoft Corporation and has previously served on the compensation committee of Radiac Abrasives, Inc. from February 2007 until July 2009. Mr. von Schroeter is also a member of the board of directors of the New England Venture Capital Association, a non-profit organization. He received a B.A. degree in mechanical engineering in 1986 from Queen's University in Canada and an M.B.A. degree in 1990 from Harvard Business School. Mr. von Schroeter brings to our board of directors strategic insight and experience with his long career in private equity and investing in growing middle market companies for over 20 years.

John H. Turner, 50, has served as a member of our board of directors since October 2006. Mr. Turner is a general partner of WestView Capital Partners, L.P., where he has been investing and managing portfolio investments since 2004. Prior to joining WestView, Mr. Turner managed $650 million in investment funds as a general partner at Norwest Mezzanine Partners and was a managing partner at Triumph Capital, a private equity group. Mr. Turner has served on the board of directors of Titan Fitness, a private company and health club chain operator, since January 2007. Additionally, he previously served on the board of directors and audit committee of Radiac Abrasives, Inc., a private company and manufacturer of abrasive products, from February 2006 until July 2009. Mr. Turner received a B.A degree in economics in 1982 from the University of New Hampshire and an M.B.A. degree in 1987 from the University of Pennsylvania's Wharton School. Mr. Turner brings to our board of directors over 20 years experience investing across all tranches of the capital structure including senior debt, mezzanine debt and equity.

Board Composition and Election of Directors

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of eight members. Our by-laws provide that our board of directors will be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total directors then in office.

Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Messrs. von Schroeter, Turner and Gallin serve as Class I directors, with an initial term expiring in 2011. Messrs. Rosenbaum and Weinstein and Ms. Angelo serve as Class II directors, with an initial term expiring in 2012. Messrs. Doolan and Haley serve as Class III directors, with an initial term expiring in 2013.

Upon expiration of the term of a class of directors, directors for that class will be elected for a new three-year term at the annual meeting of stockholders in the year in which the term expires. Each director's term is subject to the election and qualification of his successor, or his earlier death, resignation or removal. Any vacancies on our board of directors may be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors will make it more difficult for a third party to acquire control of our company.

Director Independence

The rules of The Nasdaq Global Market require that our board be comprised of a majority of "independent directors" and that the audit committee, compensation committee and nominating and corporate governance committee each be comprised solely of "independent directors," as defined under applicable Nasdaq rules.

Our board of directors has determined that Messrs. Doolan, Haley, Turner, von Schroeter and Gallin each qualify as an independent director under the corporate governance rules of The Nasdaq Global Market. In making these determinations, our board of directors affirmatively determined that Messrs. von Schroeter and Turner, who are affiliated with WestView, and Mr. Gallin, who is affiliated with PineBridge, our largest stockholders, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, our board of directors affirmatively determined that Mr. Haley does not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making this determination our board of directors considered that Mr. Haley sits on the board of directors of General Growth Properties, Inc., a landlord to approximately 31 of our stores.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Messrs. Haley, Doolan and Gallin. Mr. Haley is the chairperson of our audit committee. Our audit committee has responsibility for, among other things:

  •
  selecting and hiring our independent registered certified public accounting firm and approving the audit and non-audit services to be performed by our independent registered certified public accounting firm;

  •
  evaluating the qualifications, performance and independence of our independent registered certified public accounting firm;

  •
  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

  •
  reviewing the adequacy and effectiveness of our internal control policies and procedures;

  •
  discussing the scope and results of the audit with the independent registered certified public accounting firm and reviewing with management and the independent registered certified public accounting firm our interim and year-end operating results; and

  •
  preparing the audit committee report required by the SEC to be included in our annual proxy statement.

The SEC and the Nasdaq Marketplace Rules require us to have all independent audit committee members within one year of the date of listing. We expect to have an entirely independent audit committee within one year from October 14, 2010. Our board of directors has affirmatively determined that Messrs. Haley and Doolan meet the definition of "independent directors" for purposes of serving on an audit committee under applicable SEC and the Nasdaq Marketplace Rules. Our board of directors has also determined that Mr. Gallin does not meet the criteria for independence for purposes of serving on our audit committee set forth in Rule 10A-3 of the Exchange Act because he is deemed an affiliated person of Body Central based upon his association with PineBridge, one of our largest stockholders. In addition, Mr. Haley qualifies as our "audit committee financial expert."

Our board of directors has adopted a written charter for our audit committee, which is available on our website at www.bodyc.com.

Compensation Committee

Our compensation committee consists of Messrs. Doolan, Gallin and von Schroeter. Mr. von Schroeter is the chairperson of our compensation committee. The compensation committee is responsible for, among other things:

  •
  reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change-in-control arrangements and any other benefits, compensation or arrangements;

  •
  reviewing succession planning for our executive officers;

  •
  reviewing and recommending compensation goals, bonus and stock compensation criteria for our employees;

  •
  determining the compensation of our directors;

  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure required by SEC rules;

  •
  preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

  •
  administrating, reviewing and making recommendations with respect to our equity compensation plans.

Our board of directors has adopted a written charter for our compensation committee, which is available on our website at www.bodyc.com.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Doolan, Haley and von Schroeter. Mr. von Schroeter is the chairperson of our corporate governance and nominating committee.

The corporate governance and nominating committee is responsible for, among other things:

  •
  assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to our board of directors;

  •
  reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

  •
  overseeing the evaluation of our board of directors and management; and

  •
  recommending members for each board committee of our board of directors.

Our board of directors has adopted a written charter for our corporate governance and nominating committee, which is available on our website at www.bodyc.com.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, Messrs. Doolan, Gallin and von Schroeter served on our compensation committee. Messrs. Gallin and von Schroeter both have relationships with us that require disclosure under Item 404 of Regulation S-K under the Exchange Act. See "Certain Relationships and Related Party Transactions" for more information.

During the past fiscal year, none of our executive officers served as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who served as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

Our code of business conduct and ethics applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics is available on our website at www.bodyc.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Board Leadership Structure and Board's Role in Risk Oversight

Mr. Doolan, a non-employee, independent director, serves as Chairman of our board of directors. We support separating the position of Chief Executive Officer and Chairman to allow our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman to lead our board of directors in its fundamental role of providing advice to, and independent oversight of, management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position as well as the commitment required to serve as our Chairman, particularly as our board of directors' oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors.

While our by-laws and corporate governance guidelines do not require that our Chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions and having an independent outside director serve as Chairman is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business and we face a number of risks as outlined in the "Risk Factors" section of this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its audit committee, is responsible for overseeing our management and operations, including overseeing its risk assessment and risk management functions. Our board of directors has delegated responsibility for reviewing our policies with respect to risk assessment and risk management to our audit committee through its charter. Our board of directors has determined that this oversight responsibility can be most efficiently performed by our audit committee as part of its overall responsibility for providing independent, objective oversight with respect to our accounting and financial reporting functions, internal and external audit functions and systems of internal controls over financial reporting and legal, ethical and regulatory compliance. Our audit committee will regularly report to our board of directors with respect to its oversight of these important areas.

Compensation Policies and Practices and Risk Management

We consider, in establishing and reviewing our compensation philosophy and programs, whether such programs encourage unnecessary or excessive risk taking. Base salaries are fixed in amount and consequently we do not see them as encouraging risk taking. Employees are also eligible to receive a portion of their total compensation in the form of annual cash bonus awards. While the annual cash bonus awards focus on achievement of annual goals and could encourage the taking of short-term risks at the expense of long-term results, the Company's annual cash bonus awards represent only a portion of eligible employees' total compensation and are tied to both corporate performance measures and individual performance. We believe that the annual cash bonus awards appropriately balance risk with the desire to focus eligible employees on specific goals important to our success and do not encourage unnecessary or excessive risk taking.

We also provide named executive officers and other senior managers long-term equity awards to help further align their interests with our interests and those of our stockholders. We believe that these awards do not encourage unnecessary or excessive risk taking since the awards are generally provided at the beginning of an employee's tenure or at various intervals to award achievements or provide additional incentive to build long-term value and are subject to vesting schedules to help ensure that executives and senior managers have significant value tied to our long-term corporate success and performance.

We believe our compensation philosophy and programs encourage employees to strive to achieve both short- and long-term goals that are important to our success and building stockholder value, without promoting unnecessary or excessive risk taking. We have concluded that our compensation philosophy and practices are not reasonably likely to have a material adverse effect on us.

Director Compensation

In connection with our initial public offering in October 2010, we revised our director compensation structure. Our executives who are members of our board of directors do not receive compensation from us for their service on our board of directors. Only those directors who are non-executives are eligible to receive compensation from us for their service on our board of directors. Our non-executive directors are paid:

  •
  a base annual retainer of $25,000 in cash;

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  an additional $1,000 in cash to the members of the audit, compensation and nominating and corporate governance committees for each meeting attended;

  •
  an additional annual retainer of $10,000 in cash to the chair of the audit committee;

  •
  an additional annual retainer of $5,000 in cash to the chair of the compensation committee and the corporate governance and nominating committee; and

  •
  an additional annual retainer of $25,000 in cash to the chairperson of our board of directors.

We pay Mr. Rosenbaum $1,000 in cash per day for each real-estate site visit to assess store locations and $25,000 per year for his assessment and review of potential store locations. These amounts are not tied to his service on our board of directors and are in addition to his $25,000 annual retainer as a member of our board of directors.

We also provide certain non-executive directors with equity compensation for service on our board of directors and committees and we reimburse directors for reasonable expenses incurred to attend meetings of our board of directors or committees.

The following table sets forth information regarding the compensation of our non-executive directors for their service on our board of directors for fiscal year 2010.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Martin P. Doolan(2)	$11,598	$51,891	$63,489
Scott M. Gallin	$6,299	$—	$6,299
John K. Haley	$8,418	$25,942	$34,360
Jerrold S. Rosenbaum	$5,299	$—	$5,299
Carlo A. von Schroeter	$6,359	$—	$6,359
John H. Turner	$5,299	$—	$5,299

(1)
For stock options granted, the value set forth is the full grant date fair value, in accordance with FASB ASC 718. Valuation assumptions used to determine the fair value of the option awards are described below:

• Risk-free interest rates	1.2%
• Expected dividend yield	0%
• Expected volatility	69.5%
• Weighted average expected term	5.5 years
(2)
Fees are paid to the Doolan Family First Limited Partnership, of which Mr. Doolan is managing general partner, in lieu of payment to Mr. Doolan directly.

The following table summarizes the outstanding equity awards held by our non-employee directors as of the end of fiscal year 2010:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Martin P. Doolan	—	6,667(1)	$13.00	10/14/20
John K. Haley	—	3,333(2)	$13.00	10/14/20

(1)
Options granted were to the Doolan Family First Limited Partnership, of which Mr. Doolan is managing general partner, and is therefore deemed to beneficially own the options held by it. These options vest in full on October 14, 2011.

(2)
Options vest in full on October 14, 2011.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our "named executive officers," who consist of our principal executive officer, principal financial officer and our other most highly compensated executive officer. We do not have any other executive officers. For fiscal year 2010, our named executive officers, were:

  •
  Allen Weinstein, President, Chief Executive Officer and Director;

  •
  Beth Angelo, Chief Merchandising Officer, Executive Vice President, President of Direct Sales and Director; and

  •
  Richard Walters, Executive Vice President, Treasurer and Chief Financial Officer.

Historical Compensation Decisions

Prior to our initial public offering on October 14, 2010, we were a privately held company with a relatively small number of stockholders, including our principal stockholders, WestView and PineBridge. As a result, we were not previously subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. Most, if not all, of our prior compensation policies and determinations, including those made for fiscal year 2010, have been the product of discussions between our Chief Executive Officer and our compensation committee existing prior to our initial public offering.

Our compensation committee will review our existing compensation approach to determine whether such approach is appropriate given that we are now a public company. Accordingly, the compensation paid to our named executive officers for fiscal year 2010 is not necessarily indicative of how we will compensate our named executive officers in the future.

Compensation Philosophy and Objectives

Our compensation committee reviews and approves the compensation of our named executive officers and oversees and administers our executive compensation approach and initiatives. We believe that our executive compensation approach motivates our named executive officers by balancing fixed versus variable payments and cash payments versus equity awards. Our executive compensation approach is based upon a philosophy that is designed to:

  •
  attract and retain talented and experienced executives in our industry;

  •
  reward executives whose knowledge, skills and performance are critical to our success;

  •
  align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases; and

  •
  recognize the contributions each executive officer makes to our success.

The compensation committee meets outside the presence of all of our named executive officers to consider appropriate compensation for our Chief Executive Officer. For all other named executive officers, the compensation committee meets outside the presence of all named executive officers except our Chief Executive Officer.

Historically, compensation has been highly individualized, the result of arm's-length negotiations and based on a variety of informal factors including, in addition to the factors listed above, our financial condition and available resources, our need for a particular position to be filled and the compensation levels of our other executive officers. In addition, we informally considered the competitive market for corresponding positions within the specialty retail apparel industry. This informal consideration was based on the general knowledge possessed by members of our compensation committee and our Chief Executive Officer regarding the compensation given to some of the executive officers of other companies in our industry through informal benchmarking. In the case of Mr. Weinstein's compensation, the compensation committee also conducted informal benchmarking against the competitive market and relied on the recommendation of the search firm hired to fill the Chief Executive Officer position. As a result, our compensation committee historically has applied its discretion to make compensation decisions and set the compensation for each named executive officer on an individual basis.

Our Chief Executive Officer will review annually with the compensation committee each named executive officer's performance and recommend appropriate base salary, cash performance awards and grants of equity incentive awards. Based upon the recommendations from our Chief Executive Officer and in consideration of the objectives described above and the principles described below, the compensation committee will approve the annual compensation packages of our named executive officers other than our Chief Executive Officer. The compensation committee or the full board of directors, upon recommendation of the compensation committee, will also annually analyze our Chief Executive Officer's performance and determine his base salary, cash performance awards and grants of equity incentive awards based on its assessment of his performance.

Elements of Compensation

Our current executive compensation approach, which was set by our compensation committee with input from our Chief Executive Officer, consists of the following components:

  •
  base salary;

  •
  annual cash incentive awards linked to corporate and individual performance;

  •
  periodic grants of stock options; and

  •
  other executive benefits and perquisites.

Executive compensation includes both fixed compensation (base salary, benefits and executive perquisites) and variable compensation (annual bonus and stock option grants). Each component is linked to one or more of the compensation philosophy objectives listed above. The fixed compensation is designed to induce talented executives to join or remain with our company.

Variable cash incentive awards are tied specifically to the achievement of our annual financial objectives and individual performance. Bonus amounts generally relate to the scope of responsibility for each named executive officer. Our bonus awards are designed to align each executive's annual goals for his or her respective area of responsibility with the financial goals of the entire business.

The other element to variable compensation is stock option awards. Our 2006 Equity Incentive Plan was adopted by our board of directors to award stock options to executive officers and other key employees. Prior to our initial public offering, the grants awarded had no public market and no certain opportunity for liquidity until the completion of our initial public offering, making them inherently long-term compensation. The awards have been used to motivate executives and employees to individually and collectively build long-term stockholder value. In connection with our initial public offering, we amended and restated our equity incentive plan, which became effective upon completion of our initial public offering.

The compensation committee has engaged Mercer (US) Inc., a compensation consulting firm, to evaluate our fiscal 2011 compensation packages.

Base Salary

Historically, base salary has been the primary component of our compensation packages as it provides a constant and consistent source of income to our named executive officers. The base salary established for each of our named executive officers is intended to reflect each individual's professional responsibilities, the skills and experience required for the job, their individual performance, business performance and a competitive salary based on market comparables.

Typically, base salaries are reviewed annually by our compensation committee with input from our Chief Executive Officer, for base salaries other than the Chief Executive Officer, and may be increased depending on business circumstances and individual situations. In past years, our compensation committee determined base salaries partially based on our named executive officers' experience in the industry with reference to the base salaries of similarly situated executives in other companies of similar size and stage of development operating in the specialty retail apparel industry, such as rue21, Wet Seal, Charlotte Russe, Zumiez and CitiTrends. This determination is informal and based primarily on the general knowledge of our Chief Executive Officer and compensation committee members of the practices within our industry. With this information, the compensation committee sets the salary levels for each named executive officer and determines whether to award a salary increase.

In fiscal year 2010, our named executive officers received the following in annual base salary: $400,000 for Mr. Weinstein (of which he received $382,692 based on his salary increase described in the paragraph below); $350,000 for Ms. Angelo and $304,200 for Mr. Walters.

In 2010, Mr. Weinstein received a salary increase from $350,000 to $400,000 to align his base salary with that of similarly situated chief executive officers. There were no other salary increases or decreases in 2010. Effective March 1, 2011, Mr. Walters' base salary will be increased to $350,000.

Our compensation committee, with input from the Chief Executive Officer, will annually review base salaries and set salaries for the fiscal year that are competitive and aim to retain our executives. The salaries may be set based on recommendations by compensation consultants, formal benchmarking against a particular set of comparable companies or survey data.

Bonus Awards

Our compensation committee, with input from our Chief Executive Officer other than for his own bonus, determines annual cash bonus awards to our named executive officers. The annual cash bonuses are intended to reward the achievement of corporate objectives linked to our financial results. We believe that our bonus awards help us attract and retain qualified and highly skilled executives and reward and motivate named executive officers who have had a positive impact on corporate results.

Historically, on an annual basis, our compensation committee typically has set aside a bonus pool for executive officers and key employees with bonuses paid out, if at all, based on positive financial performance and at the compensation committee's sole discretion. Each named executive officer is eligible to receive a bonus award from the bonus pool, based on his or her position with our company and the compensation committee's determination of the officer's individual contribution to our financial performance. The bonus percentages were not established in advance, but were based on achievement of strong financial performance and the individual's contribution to the achievement of corporate performance, with full discretion to award any bonus resting with the compensation committee.

For fiscal year 2010, the compensation committee established a bonus plan for executive officers and key employees based on EBITDA targets. Each of our named executive officers is eligible to receive a bonus award from the bonus pool based on (1) achievement of the EBITDA target, (2) his or her position with the company and (3) his or her relative contribution to the achievement of the EBITDA target. The awards may be adjusted upward or downward based on the compensation committee's determination of an individual's contribution to the achievement of the EBITDA targets. We expect the bonus plan to work on a sliding scale in which executives will be able to share in any financial upside and forgo full bonus awards in the case of financial downside. For example, under this bonus plan:

  •
  if we achieve $18.5 million of EBITDA, the executive officers and key employees will share in the bonus pool;

  •
  if we achieve over $18.5 million of EBITDA, the bonus pool will increase proportionately with the increase in EBITDA and similarly if we fail to achieve $18.5 million of EBITDA, our bonus pool will decrease proportionately; and

  •
  if we achieve $14.8 million of EBITDA or less, no bonus amounts will be awarded.

In future years we expect our bonus awards to operate similarly to the 2010 bonus plan with net income rather than EBITDA as the metric by which our corporate performance is measured for bonus plan purposes. We expect target bonuses, reflected as a percentage of base salary, to be set at the beginning of each fiscal year measured against pre-determined net income targets and that bonuses will be awarded based on achievement of those targets while considering the individual's contribution to our performance.

We granted Mr. Walters a one time discretionary bonus totaling $20,000 upon completion of our initial public offering to reward Mr. Walters for his work on that offering. In addition, we awarded Mr. Weinstein, Mr. Walters and Ms. Angelo amounts under the terms of our success bonus plan upon completion of our initial public offering. See " —Success Bonus Plan" for more information.

Equity-Based Compensation

Our compensation committee believes that equity-based compensation is an important component of our executive compensation approach and that providing a significant portion of our named executive officers' total compensation package in equity-based compensation aligns the incentives of our named executive officers with the interests of our stockholders and with our long-term corporate success. Additionally, our compensation committee believes that equity-based compensation awards enable us to attract, motivate, retain and adequately compensate executive talent. To that end, we have awarded equity-based compensation in the form of options to purchase shares of our common stock. Our compensation committee believes stock options provide our named executive officers with a significant long-term interest in our success by rewarding the creation of stockholder value over time.

Generally, each named executive officer is provided with a stock option grant when he or she joins our company based upon his or her position with us and his or her relevant prior experience. Each of our stock option grants generally vests over the course of four years with 25% of the shares vesting on the first anniversary of the grant date or employment date, as applicable, and the remainder of the shares vesting in 12 equal quarterly installments. In addition to stock options granted upon commencement of employment with us, our compensation committee may grant additional stock options to retain our executives and to recognize the achievement of corporate and individual goals.

Stock options are granted with an exercise price equal to or greater than the fair value of our stock on the applicable date of grant. Prior to the completion of our initial public offering, our compensation committee determined fair value for purposes of stock option pricing based on the compensation committee's own good-faith analysis after review of our performance at the time the options were granted. For future grants, as a public company, fair value will be based on the closing price of our common stock on The Nasdaq Global Market on the date of grant.

In general, stock option grants to our named executive officers are determined at the discretion of our compensation committee. In addition, our compensation committee also considers a named executive officer's current position with our company, the size of his or her total compensation package and the amount of existing vested and unvested stock options, if any, then held by the executive officer. No formal benchmarking efforts are made by our compensation committee with respect to the size of option grants made to executive officers and, in general, the determination process is informal. Historically, our compensation committee has made all stock option grant decisions with respect to our named executive officers. The compensation committee intends to formalize this process with annual grants and may use formal bench-marking efforts to determine grant amounts.

No equity awards were granted to our named executive officers in fiscal 2010.

Other Executive Benefits and Perquisites

We provide the following benefits to our named executive officers to attract and retain qualified and highly skilled executives:

  •
  health insurance, including payment of 100% of the insurance premium;

  •
  four weeks paid vacation;

  •
  short-term disability as provided in certain named executive officer's employment agreements;

  •
  automobile allowance of $1,000 a month; and

  •
  term life insurance for Mr. Weinstein and Mr. Walters.

We also provide for the reimbursement of travel expenses to our named executive officers. In May 2010, we provided $20,000 in living and travel expenses to Mr. Weinstein related to fiscal year 2009 and reimbursed Mr. Walters $20,000 for certain relocation expenses for his relocation to Jacksonville, Florida in fiscal year 2010.

Severance and Change-in-Control Benefits

We have entered into employment agreements with the named executive officers that contain severance benefits, the terms of which are described under the heading "—Employment Agreements and Potential Payments Upon Termination or Change-in-Control." We believe these severance benefits are essential elements of our executive compensation package by assisting in recruiting and retaining talented executives.

Section 162(m) Compliance

Section 162(m) of the Code limits us to a deduction for federal income tax purposes of no more than $1.0 million of compensation paid to certain executive officers in a taxable year. Compensation above $1.0 million may be deducted if it is "performance-based compensation" within the meaning of the Code. Our board of directors believes that we should be able to continue to manage our executive compensation for our named executive officers so as to preserve the related federal income tax deductions, although individual exceptions may occur.

Success Bonus Plan

We adopted a success bonus plan on April 10, 2007, which provided for the grant of up to an aggregate of $1.0 million in bonuses to specified employees payable upon the closing of either an initial public offering or certain change of control events defined in the success bonus plan.

In October 2010, as a result of the closing of our initial public offering, Mr. Weinstein, Mr. Walters and Ms. Angelo received awards totaling $15,000, $30,000 and $10,000, respectively, under the terms of the success bonus plan.

Summary Compensation Table

The following table sets forth certain information regarding compensation for fiscal years 2008, 2009 and 2010 awarded to or earned by our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Non-Equity Incentive Plan Compensation		Bonus(4) ($)	Option Awards ($)(5)	All Other Compensation ($)(6)	Total ($)
B. Allen Weinstein(1)	2010	382,692	15,000	(2)	—	—	29,452	427,144
President & CEO	2009	134,615	107,500	(3)	—	496,342	31,073	769,530
	2008	—	—		—	—	—	—
Richard L. Walters	2010	304,200	30,000	(2)	20,000	—	65,332	419,532
Executive VP & CFO	2009	304,200	50,000	(3)	—	—	40,072	394,272
	2008	304,119	50,000	(3)	—	26,954	72,454	453,527
Beth R. Angelo	2010	350,000	10,000	(2)	—	—	32,921	392,921
Executive VP & CMO	2009	319,230	86,436	(3)	—	248,171	34,908	688,745
	2008	300,000	75,000	(3)	—	26,954	30,349	432,303

(1)
Mr. Weinstein joined us as our President and Chief Executive Officer on August 3, 2009.

(2)
Represents amounts awarded under our Success Bonus Plan. The amounts earned for fiscal 2010 pursuant to our bonus plan are not determinable as of the date hereof. We expect to determine the bonuses payable in March 2011 in connection with the audit of our fiscal 2010 financial statements.

(3)
Represents amounts awarded under incentive bonus plans in effect in each fiscal year.

(4)
Represents a discretionary bonus award made in connection with our initial public offering.

(5)
For stock options granted, the value set forth is the full grant date fair value, in accordance with FASB ASC 718. Valuation assumptions used to determine the fair value of the option awards are described in the notes to the financial statements appearing elsewhere in this prospectus.

(6)
Represents amounts paid on behalf of each of the named executive officers for the following respective categories of compensation: 401(k) matching contributions for eligible employees; term life insurance; car allowance; health premiums and medical reimbursements and other personal benefits. The amounts included in that column for each of the named executive officers include the following:

Name	Fiscal Year	401(k) Match ($)	Health Premiums ($)	Medical Reimbursement ($)(1)	Term Life Insurance ($)	Automobile Allowance ($)	Other ($)		Total($)
B. Allen Weinstein	2010	—	15,795	1,640	17	12,000	—		29,452
	2009	—	6,066	—	7	5,000	20,000	(2)	31,073
	2008	—	—	—	—	—	—		—
Richard L. Walters	2010	6,096	15,795	10,494	947	12,000	20,000	(3)	65,332
	2009	6,095	14,192	6,838	947	12,000	—		40,072
	2008	4,715	12,922	7,507	947	12,000	34,363	(4)	72,454
Beth R. Angelo	2010	3,346	15,795	1,763	17	12,000	—		32,921
	2009	3,345	14,192	5,354	17	12,000	—		34,908
	2008	4,715	12,922	695	17	12,000	—		30,349

(1)
The named executive officers receive reimbursements of up to $10,000 for medical expenses not covered by our benefits plans. This benefit terminated with the completion of our initial public offering.

(2)
Represents temporary living expenses.

(3)
Represents reimbursement for certain relocation expenses for Mr. Walters' relocation to Jacksonville, Florida.

(4)
Includes commuting cost and temporary living expenses.

2010 Grants of Plan-Based Awards

None of our named executive officers received equity awards in fiscal year 2010.

Outstanding Equity Awards at Fiscal Year End 2010

The following table sets forth certain information with respect to outstanding equity awards of each of our named executive officers as of fiscal year end 2010 (January 1, 2011):

Option Awards

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price(1)	Option Expiration Date
B. Allen Weinstein	7/7/09	122,259	268,969	$3.94	10/12/19
Richard L. Walters	8/15/07	134,135	—	$3.94	8/15/17
	2/7/08	24,452	11,114	$0.98	2/7/18
Beth R. Angelo	2/7/08	24,452	11,114	$0.98	2/7/18
	10/12/09	61,129	134,485	$3.94	10/12/19

(1)
The options have a term of 10 years and generally vest in accordance with the following schedule: 25% of the total number of shares vest on the first anniversary of either the grant date or employment date, as applicable, and the remaining shares vest in 12 equal quarterly installments.

Options Exercised and Stock Vested

None of our named executive officers exercised stock options in fiscal year 2010.

Pension Benefits

We do not sponsor defined benefit plans. Consequently, our named executive officers did not participate in, or have account balances in, qualified or nonqualified defined benefit plans. Our board of directors or compensation committee may elect to adopt qualified or nonqualified defined benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

We do not maintain nonqualified defined contribution plans or other deferred compensation plans. Consequently, our named executive officers did not participate in, or have account balances in, nonqualified defined contribution plans or other nonqualified deferred compensation plans. Our board of directors or compensation committee may elect to provide our executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interest.

Employment Agreements and Potential Payments Upon Termination or Change-in-Control

Employment Agreements

We have entered into employment agreements with each of our named executive officers as described below.

Allen Weinstein — On July 8, 2009, we entered into an employment agreement with Mr. Weinstein which provides for an annual base salary of $350,000 (which was later increased to $400,000), subject to increase by our board of directors, a discretionary bonus, the grant of stock options and four weeks of paid vacation. In addition, it provides a $1,000 monthly car allowance, use of a cell phone, health care coverage, reimbursement of reasonable travel, entertainment and other business expenses and premium payments on a $50,000 life insurance policy.

Beth Angelo — On October 14, 2010, we entered into an employment agreement with Ms. Angelo which provides for a base salary of $350,000 annually, subject to adjustment by our board of directors, a discretionary bonus, and four weeks of paid vacation. In addition, it provides a $1,000 monthly car allowance, health care coverage and reimbursement of reasonable travel, entertainment and other business expenses.

Richard Walters — On November 27, 2007, we entered into an employment agreement with Mr. Walters which provides for an annual base salary of $304,200, (which was subsequently increased by an amendment to the employment agreement to $350,000 effective March 1, 2011) subject to adjustment by our board of directors, a discretionary bonus and four weeks of paid vacation. In addition, it provides a $1,000 monthly car allowance and reimbursement of reasonable travel, entertainment and other business expenses. The agreement also provides for annual premium payments of up to $930 on an existing term life insurance policy and health care coverage. On January 24, 2011, in connection with the amendment to Mr. Walters' employment agreement, he was granted stock options to purchase 18,500 shares of our common stock, which vest 25% on January 24, 2012, with the balance vesting in equal amounts over the following 12 consecutive quarters.

Termination of Employment Agreements and Change-in-Control Arrangements

The information below describes and quantifies certain compensation that would become payable under each named executive officer's employment agreement if, as of January 1, 2011, their employment agreements were in effect and their employment with us had been terminated. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event.

The employment agreements for our named executive officers provide for compensation in the event of termination of their employment due to death or disability, without cause, and by the executive for good reason. In general, these employment agreements contain the following termination-related provisions:

  •
  Termination Due to Death or Disability.  Severance payments equal to any unpaid portion of the executive's base salary, any unpaid bonus from prior years, and any other unpaid amounts and benefits to which the executive is entitled as of the termination of the executive's employment under any of our compensation plans and programs, the aggregate reduced by any insurance or disability benefits paid to the executive under our benefit plans.

  •
  Termination Without Cause or for Good Reason.  Severance payments equal to the executive's base salary for the period described below, any unpaid bonus from prior years, and any other unpaid amounts and benefits to which the executive is entitled as of the termination of employment under any of our compensation plans and programs.

  •
  Severance.  Receipt of any severance and benefits upon termination without cause or for good reason is conditioned on the executive signing a release and waiver of claims in a form satisfactory to us.

  •
  Non-competition.  Our executive officers are also generally prohibited from disclosing confidential information and trade secrets, soliciting any employee, vendor or customer for two years following termination of their employment and working with or for any competing companies during their employment and for one year thereafter.

  •
  "For Cause."  Under the employment agreements, "cause" generally means (i) a material failure of the executive in performing his or her duties, (ii) willful misconduct, (iii) an act of moral turpitude, (iv) conviction of, or guilty plea or nolo contendere to, a felony or crime involving fraud, dishonesty or moral turpitude, (v) material breach of his or her employment agreement or a material policy or (vi) any breach of fiduciary duties of loyalty and trust.

  •
  "Good Reason."  Under the employment agreements, "good reason" generally means (i) a reduction in the executive's responsibilities without his or her consent, (ii) attempted or actual relocation of the executive's principal workplace beyond a 50 mile radius of our location or (iii) our failure to provide the executive's compensation, benefits and perquisites under his or her employment agreement.

Allen Weinstein — If Mr. Weinstein terminates his employment for good reason, he must provide us with 90 days' prior written notice. Mr. Weinstein would receive 12 months of his annual base salary if his employment is terminated without cause or for good reason.

Beth Angelo — Differing from the general provisions described above, if Ms. Angelo terminates her employment for good reason, she must provide us with 60 days' prior written notice. Ms. Angelo would receive 12 months of her annual base salary if her employment is terminated without cause or for good reason.

Richard Walters — Differing from the general provisions described above, and in addition to 12 months of his annual base salary if Mr. Walters is terminated without cause or for good reason, Mr. Walters would receive severance payments for 12 months if he terminates his employment with us for any reason after his family has relocated to Florida by providing six months' prior written notice and complying with confidentiality, non-solicitation and non-compete requirements of his agreement for one year following such termination.

Under our Plan, in the event of a merger, consolidation, sale of all or substantially all of our assets, sale or exchange of all our common stock for cash, securities or other property or our liquidation or dissolution, the compensation committee shall have the discretion to provide for any or all of the following: (a) the assumption of outstanding options or the substituting of equivalent rights by the acquiring or succeeding entity; (b) the termination of all unexercised options immediately prior to the transaction unless exercised within a specified period; (c) the exercise of outstanding options (in whole or in part) prior to or upon the transaction; (d) cash payments to be made to holders equal to the excess, if any, of the acquisition price over the exercise price (net of tax withholdings); (e) the conversion of options into the right to receive liquidation proceeds in connection with our liquidation or dissolution; or (f) any combination of the foregoing.

Under the individual stock option agreements entered into with each of our named executive officers, under the Plan prior to its amendment and restatement, any unvested stock options represented by the agreements will fully vest immediately prior to the closing of a merger, consolidation or sale of all or substantially all of our assets, in which our stockholders, together with any affiliates, do not own or hold, immediately after the merger, consolidation or sale, at least 25% of the total voting power of the outstanding capital stock of the acquiring party. In the event of a termination of employment (other than for death or disability), the option remains exercisable to the extent vested for a period of 90 days from the date of termination. In the event a named executive officer's employment is terminated due to death or disability, the option remains exercisable to the extent vested for a period of 365 days from the date of termination.

The following table sets forth the amounts of compensation payable by us to our named executive officers, including cash severance, benefits and perquisites and long-term incentives. The amounts shown assume that the specified event was effective as of January 1, 2011 under their employment agreements. The actual amounts to be paid can only be determined at the time of the termination of employment or change-in-control, as applicable.

	Benefits and Payments	Termination by Company Without Cause ($)	Employee Resignation for Good Reason ($)	Termination Due to Death or Disability ($)	Change-in- Control ($)
B. Allen Weinstein	Base Salary	400,000	400,000	—(1)	—
	Bonus	—(2)	—(2)	—(2)	—
	Stock Options	—(3)	—(3)	—(4)	4,166,578(5)
Richard L. Walters	Base Salary	304,200	304,200	—(1)	—
	Bonus	—(2)	—(2)	—(2)	—
	Stock Options	—(3)	—(3)	—(4)	1,912,591(5)
Beth R. Angelo	Base Salary	350,000	350,000	—(1)	—
	Bonus	—(2)	—(2)	—(2)	—
	Stock Options	—(3)	—(3)	—(4)	2,556,692(5)

(1)
In the event of termination due to death or disability, the named executive officers would receive any accrued and unpaid base salary.

(2)
In the event of termination, the named executive officers would receive any accrued and unpaid bonus amounts. The amounts earned for fiscal 2010 pursuant to our bonus plan are not determinable as of the date hereof. We expect to determine the bonuses payable in March 2011 in connection with the audit of our fiscal 2010 financial statements.

(3)
In the event the named executive officer's employment is terminated, except due to death or disability, only vested options remain exercisable for a period of 90 days from the date of termination.

(4)
In the event the named executive officers are terminated due to death or disability, only vested options remain exercisable for a period of 365 days from the date of termination.

(5)
Represents the difference between the closing price of our common stock on January 3, 2011 ($14.59), the first trading day following January 1, 2011, and the exercise price of the options held by each named executive officer.

Amended and Restated 2006 Equity Incentive Plan

Our board of directors adopted our 2006 Equity Incentive Plan, effective September 29, 2006, which was amended in July 2007 to modify the definition of change in control and amended and restated upon completion of our initial public offering.

As of January 21, 2011, no shares of common stock had been issued upon the exercise of options granted under the Plan and options to purchase 495,146 shares were vested and unexercised under the Plan.

The following is a summary of the material terms of the Plan, which became effective upon completion of our initial public offering. The summary does not include all of the provisions of the Plan. For further information about the Plan before its amendment and restatement, we refer you to the complete copy of the 2006 Equity Incentive Plan, which we included as an Exhibit to our registration statement for our initial public offering. For further information about the Plan, we refer you to the complete copy of the Plan, which we included as an Exhibit to our registration statement of which this prospectus is a part.

The Plan provides for the grant of incentive stock option and nonstatutory stock options, which we collectively refer to as "awards" or "options" in connection with the Plan. Non-employee directors and officers and other employees of us and our affiliates, as well as others performing consulting services for us, are eligible for grants under the Plan. The purpose of the Plan is to encourage ownership of our common stock by our employees, consultants and directors and to provide additional incentives for them to promote the success of our business.

Administration

The compensation committee of the board of directors administers the Plan, although the board itself also may exercise any of the powers and responsibilities under the Plan. Subject to the terms of the Plan, the compensation committee will select the recipients of options and determine, among other things, the:

  •
  number of shares of common stock covered by the options and the dates upon which such options become exercisable;

  •
  type of option and the exercise price and method of payment for each such option;

  •
  vesting period for options and any potential acceleration of vesting; and

  •
  duration of options.

Available Shares

The aggregate number of shares of our common stock which may be issued or subject to outstanding awards under the Plan may not exceed 1,646,209 shares, which may be either authorized and unissued shares of our common stock or shares of common stock held in our treasury. In general, if awards under the Plan are for any reason cancelled, or expire or terminate, without having been exercised in full, the number of shares covered by such awards that were not purchased will again be available for the grant of awards under the Plan.

Eligibility for Participation

Non-employee members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the Plan. The selection of participants is within the sole discretion of the compensation committee.

Incentive Stock Options

Incentive stock options are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, and will be granted pursuant to incentive stock option agreements. The compensation committee will determine the exercise price for an incentive stock option, which may not be less than 100% of the fair market value of the stock underlying the option determined on the date of grant. In addition, incentive options granted to employees who own, or are deemed to own, more than 10% of the combined voting power of our stock, must have an exercise price not less than 110% of the fair market value of the stock underlying the option determined on the date of grant.

Nonstatutory Stock Options

Nonstatutory stock options are not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, and will be granted pursuant to nonstatutory stock option agreements. The compensation committee will determine the exercise price for a nonstatutory stock option, which may not be less than the fair market value of the stock underlying the option determined on the date of grant.

Transferability

Awards granted under the Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the compensation committee may provide for the transferability of nonstatutory stock options at the time of grant or thereafter to certain family members.

Changes to Capital Structure

In the event of certain types of changes in our capital structure, such as a share split, the number of shares reserved under the plan and the number of shares and exercise price of all outstanding awards will be appropriately adjusted.

Change of Control

In the event of a merger, consolidation, sale of all or substantially all of our assets, sale or exchange of all our common stock for cash, securities or other property or our liquidation or dissolution, the compensation committee shall have the discretion to provide for any or all of the following: (a) the assumption of outstanding options or the substituting of equivalent rights by the acquiring or succeeding entity; (b) the termination of all unexercised options immediately prior to the transaction unless exercised within a specified period; (c) the exercise of outstanding options (in whole or in part) prior to or upon the transaction; (d) cash payments to be made to holders equal to the excess, if any, of the acquisition price over the exercise price (net of tax withholdings); (e) the conversion of options into the right to receive liquidation proceeds in connection with our liquidation or dissolution; or (f) any combination of the foregoing.

Amendment and Termination

Subject to the limitations specified in the Plan, our board of directors may at any time amend any or all of the provisions of the Plan, or terminate it entirely. Except as otherwise provided in the Plan, the rights of a participant under awards outstanding at the time of any amendment or modification may not be impaired without the consent of the participant.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Delaware law, our certificate of incorporation and by-laws will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have in place directors' and officers' liability insurance that insures our directors and officers against the costs of defense, settlement or payment of a judgment under certain circumstances. See "Certain Relationships and Related Party Transactions—Indemnification of Officers and Directors."

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions during our last three fiscal years to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Stockholders' Agreement

On October 1, 2006, we entered into a stockholders' agreement with WestView Capital Partners, L.P., entities advised by PineBridge Investments (formerly AIG Investments), George Kolber, The Doolan Family First Limited Partnership, of which Martin Doolan, our director, is managing general partner, Jerrold Rosenbaum, Beth Angelo, Laurie Bauguss, Curtis Hill, GVK, LP, an entity affiliated with a former officer, and Terbell Partners, Ltd. The agreement provided, among other things, that three members of our board of directors will be designated by WestView, one member by PineBridge, and two members by the holders of a majority of the shares of Series B preferred stock. Additionally, WestView and PineBridge could nominate two members and one member, respectively, to our three-member compensation committee. This agreement terminated by its terms upon completion of our initial public offering.

Registration Rights Agreement

On October 1, 2006, we entered into a registration rights agreement with WestView, entities advised by PineBridge, George Kolber, The Doolan Family First Limited Partnership, Jerrold Rosenbaum, Beth Angelo, Laurie Bauguss, Curtis Hill, GVK, LP and Terbell Partners, Ltd. The agreement provides specified stockholders with certain demand and "piggyback" registration rights and other registration rights, subject to lock-up arrangements.

Demand and Piggyback Registration Rights

Pursuant to our registration rights agreement, specified holders of our common stock issued upon conversion of our Series A preferred stock have the right at any time, but on not more than three occasions, to require us to register any or all of their shares under the Securities Act at our expense. Following a demand, all other holders of registrable securities may request the inclusion of any or all of their shares in the registration statement. Our obligations pursuant to this demand registration right is limited to offerings in which at least 80% of the securities to be registered are anticipated to be sold to the public. Under some circumstances, we may delay filing a registration statement for up to 180 days in a 12-month period. Additionally, all holders of registrable securities are entitled to request the inclusion of any of their shares in any registration statement, with some exceptions, at our expense whenever we propose to register any of our securities under the Securities Act. All demand and piggyback registration rights are subject to limitations that may be imposed by the managing underwriter on the number of shares to be included in the underwritten offering.

Short-Form Registration Rights

Pursuant to our registration rights agreement, specified holders of our registrable securities are also entitled to additional short-form registration rights. Commencing on the date that we become eligible to register securities on Form S-3, each holder of at least 5% of our registrable securities who is a party to the registration rights agreement may request registration of their shares if the anticipated aggregate offering amount of the shares exceeds $1.0 million. There is no limit to the number of requests for registrations on Form S-3.

Indemnification

In connection with all registrations pursuant to the registration rights agreement, we have agreed to indemnify all holders of registrable securities against specified liabilities, including liabilities under the Securities Act. All stockholders requesting or joining in a registration may be required to agree to indemnify us against certain liabilities, but in no event will any single stockholder's liabilities exceed the net proceeds to that stockholder from the sale of the registrable securities.

Termination

The registration rights agreement will terminate upon the earlier of our voluntary liquidation or the sale of all or substantially all of our assets or outstanding common stock.

Letters of Credit

On January 25, 2008, WestView, of which Carlo von Schroeter, our director, is managing partner, and John H. Turner, our director, is general partner, AIG Global Asset Management Holdings Corp., a predecessor entity to PineBridge Global Investments LLC, of which Scott Gallin, our director, is managing director, Beth Angelo, our Chief Merchandising Officer, Executive Vice President, President of Direct Sales and a director, Jerrold Rosenbaum, a director and a founder, Laurie Bauguss, a consultant and the daughter of Mr. Rosenbaum, and Curtis Hill, our former President and Chief Executive Officer, issued letters of credit in the following approximate amounts to the administrative agent of our senior credit facility to secure the guaranty of any borrowings under our revolving credit facility, certain interest on our term loan A facility and term loan B facility and certain other fees: $2.0 million, $2.0 million, $380,000, $1.040 million, $380,000 and $200,000, respectively. In exchange for the letters of credit, we approved the conditional authorization and issuance of up to 61,000 shares of Series D preferred stock in the event that a draw is made on these letters of credit. The guarantees and the letters of credit have been terminated.

Demand Promissory Notes

On January 23, 2008, our board of directors authorized us to borrow an aggregate of $1.0 million at an interest rate of LIBOR plus a margin of 1.5% per annum from WestView, of which Carlo von Schroeter, our director, is managing partner, and John H. Turner, our director, is general partner, AIG Global Asset Management Holdings Corp., a predecessor entity to PineBridge Global Investments LLC, of which Scott Gallin, our director, is managing director, and Katmandu Investment Company, LLC, of which Jerrold Rosenbaum, our director and a founder, is the president, with each entity funding approximately $333,333. We repaid aggregate interest of 4.81% on the notes and the principal amount in full on January 28, 2008 with borrowings under our senior credit facility.

Arrangements with Jerrold Rosenbaum

Lease Agreement

We lease our executive office, warehouse and distribution center from Powers Avenue Joint Venture, a Florida partnership, of which Jerrold Rosenbaum, one of our directors and a founder, owns approximately 87.3%, Beth Angelo owns 4.7%, Laurie Bauguss owns 4.7% and Curtis Hill, our former President and Chief Executive Officer, owns 3.3%. The lease commenced on October 1, 2006 at an initial rental rate of $408,000 per year. The initial term of the lease expires on October 1, 2016. We have the option to extend the term of the lease for two consecutive periods of two years each. The rental rates for fiscal years 2007, 2008 and 2009 per month were $37,144, $37,144 and $38,964, respectively. As of January 2, 2010, we have an estimated $5.7 million commitment related to this lease, including the optional extension periods.

Employment Agreement and Part-Time Arrangement

On October 1, 2006, Mr. Rosenbaum entered into an employment agreement with us to serve as Vice Chairman of our board of directors at a base salary of $860,000 a year. His employment agreement terminated effective April 9, 2007 and as a result he received his full base salary for the remainder of the first year of his agreement and $500,000 per year thereafter, plus benefits. He also received certain additional benefits aggregating approximately $34,885, $17,376 and $15,880 for fiscal year 2007, fiscal year 2008 and fiscal year 2009, respectively. In January 2008, this was reduced to $250,000 per year, which payments stopped in October 2009. From October 2009 through the completion of our initial public offering, Mr. Rosenbaum received $50,000 per year for his part-time work assessing and reviewing potential store locations in addition to $1,000 per day for each real-estate site visit.

After the completion of our initial public offering, we began paying Mr. Rosenbaum $25,000 a year for his part-time services. We also agreed to pay Mr. Rosenbaum a fee of $1,000 per day for his visits to potential store locations where he reviews and assesses the suitability of the location.

Arrangements with Britt Bauguss and Laurie Bauguss

Laurie Bauguss, a consultant, is the daughter of Jerrold Rosenbaum, a director, and the sister of Beth Angelo, our Chief Merchandising Officer, Executive Vice President, President of Direct Sales and director. On October 1, 2006, Ms. Bauguss entered into an employment agreement, which terminated on November 2007 under which she earned approximately $211,250 for 2007, plus certain additional benefits aggregating $23,058. She worked as a non-contracted employee for fiscal year 2008 and earned $219,500, plus certain additional benefits aggregating approximately $12,922. In fiscal year 2009, she worked part of the year as a non-contracted employee and later as a consultant and earned $87,260 in the aggregate, plus certain additional benefits aggregating approximately $1,122.

Britt Bauguss, Director of Construction, is the son-in-law of Jerrold Rosenbaum, a director, and the brother-in-law of Beth Angelo, our Chief Merchandising Officer, Executive Vice President, President of Direct Sales and director. On October 1, 2006, Britt Bauguss entered into an employment agreement, which agreement was amended on May 5, 2008 to extend the term until the date Mr. Bauguss' separation of employment with us for any reason (thereby making him an employee at will) and to provide for a base salary of $104,000. Under the agreement, Mr. Bauguss earned approximately $265,380 for 2007, $167,519 for 2008 and $144,308 for 2009, plus certain additional benefits aggregating approximately $24,528, $25,746 and $25,537 for fiscal year 2007, fiscal year 2008 and fiscal year 2009, respectively. Mr. Bauguss received a payment upon completion of our initial public offering under our success bonus plan and we awarded him an option grant in the amount of 7,500 shares at an exercise price equal to the initial public offering price. This award vests over four years and the term of the option is 10 years.

Indemnification of Officers and Directors

Our certificate of incorporation and by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have purchased directors' and officers' liability insurance that insures against the costs of defense, settlement or payment of a judgment under certain circumstances. In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty.

We also entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law. Additionally, we may enter into indemnification agreements with any new directors or certain of our executive officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written policy for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $100,000 and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a "related person," has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to the chairperson of our nominating and corporate governance committee. Additionally, in the case of 5% stockholders, we will solicit this information via an annual questionnaire. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the nominating and corporate governance committee. Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction. If advance review and approval is not practicable, the nominating and corporate governance committee will review and, in its discretion, may ratify the related person transaction. Any related person transactions that are ongoing in nature will be reviewed annually and the nominating and corporate governance committee may establish guidelines for our management to follow its ongoing dealings with the related person.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the nominating and corporate governance committee after full disclosure of the related person's interest in the transaction. The written policy also provides for the standing pre-approval of certain related person transactions, such as the employment compensation of executive officers, director compensation and certain charitable contributions, among other things.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of January 21, 2011, regarding the beneficial ownership of our common stock by:

  •
  each person who we know to beneficially own more than 5% of our common stock;
  •
  each of our directors;
  •
  each of our named executive officers;
  •
  all of our directors and executive officers as a group; and
  •
  each of the selling stockholders.

We have determined beneficial ownership in the table in accordance with SEC rules. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have deemed shares of our common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days of January 21, 2011 to be outstanding, but we have not deemed these shares to be outstanding for computing the percentage ownership of any other person. The percentage of ownership indicated is based on 15,405,677 shares of common stock outstanding as of January 21, 2011. To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by that stockholder. Unless otherwise indicated, the address for each beneficial owner is c/o Body Central Corp., 6225 Powers Avenue, Jacksonville, FL 32217.

	Shares Beneficially Owned Prior to this Offering			Shares to be Sold in this Offering Assuming No Exercise of Over-allotment Option	Shares to be Sold in this Offering Assuming Full Exercise of Over-allotment Option	Shares Beneficially Owned After this Offering Assuming No Exercise of Over-allotment Option		Shares Beneficially Owned After this Offering Assuming Full Exercise of Over-allotment Option
Name and Address of Beneficial Owner	Number		Percent	Number	Number	Number	Percent	Number	Percent
5% Stockholders:
WestView Capital Partners, L.P.	3,047,842	(1)	19.8%	1,515,682	1,721,407	1,532,160	9.9%	1,326,435	8.6%
Entities advised by PineBridge Investments	2,881,630	(2)	18.7%	1,433,026	1,627,531	1,448,604	9.4%	1,254,099	8.1%
Executive Officers and Directors:
Beth R. Angelo	711,487	(3)	4.6%	286,989	345,349	424,498	2.7%	366,138	2.4%
Martin P. Doolan	40,637	(4)	*	20,208	22,951	20,429	*	17,686	*
Scott M. Gallin	2,881,630	(2)	18.7%	1,433,026	1,627,531	1,448,604	9.4%	1,254,099	8.1%
John K. Haley	—		*	—	—	—	*	—	*
Jerrold S. Rosenbaum	1,673,489		10.9%	832,222	945,181	841,267	5.5%	728,308	4.7%
Carlo A. von Schroeter	3,047,842	(1)	19.8%	1,515,682	1,721,407	1,532,160	9.9%	1,326,435	8.6%
John H. Turner	3,047,842	(1)	19.8%	1,515,682	1,721,407	1,532,160	9.9%	1,326,435	8.6%
Richard L. Walters	160,810	(3)	1.0%	18,820	37,640	141,990	*	123,170	*
B. Allen Weinstein	146,711	(3)	*	39,123	78,245	107,588	*	68,466	*
All executive officers and directors as a group (9 persons)	8,662,606		56.2%	4,146,070	4,778,304	4,516,536	29.3%	3,884,302	25.2%
Other Selling Stockholders:
Laurie I. Bauguss	611,457		4.0%	304,076	345,349	307,381	2.0%	266,108	1.7%
Julia B. Davis	33,533	(3)	*	3,353	6,706	30,180	*	26,827	*
Donna George	28,580	(3)	*	3,811	7,621	24,769	*	20,959	*
Ursula Gregoris	28,580	(3)	*	3,811	7,621	24,769	*	20,959	*
Curtis V. Hill	321,831	(5)	2.1%	160,045	181,768	161,786	1.1%	140,063	*
John Hill	26,675	(3)	*	3,557	7,113	23,118	*	19,562	*
George Kolber	406,377	(6)	2.6%	202,090	229,519	204,287	1.3%	176,858	1.1%
Harriette Terbell	60,957	(7)	*	30,315	34,429	30,642	*	26,528	*
Lina Vainosky	20,005	(3)	*	2,667	5,334	17,338	*	14,671	*

*
Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)
Carlo von Schroeter, our director, is a managing partner and John Turner, our director, is a general partner of WestView and may be deemed to beneficially own the shares of common stock held by it. Both Messrs. von Schroeter and Turner disclaim such beneficial ownership. The address for Messrs. von Schroeter and Turner and WestView is 125 High Street, 26th floor, Boston MA 02110.

(2)
Consists of 2,881,630 shares of our common stock held as follows:

  •
  48,027 by PineBridge PEP III Direct, L.P.;

  •
  384,217 by PineBridge PEP IV Co-Investment, L.P.;

  •
  1,949,904 by PineBridge Vantage Partners, L.P.;

  •
  115,265 by American International Group, Inc. Retirement Plan; and

  •
  384,217 by APEN Bermuda Ltd.

PineBridge PEP III Direct, L.P., PineBridge PEP IV Co-Investment, L.P., PineBridge Vantage Partners, L.P., American International Group, Inc. Retirement Plan and APEN Bermuda Ltd. are advised by PineBridge Investments. PineBridge Investments has sole voting power and sole investment power over the shares and is the beneficial owner of shares held by these entities, with the exception of APEN Bermuda Ltd. for which it disclaims beneficial ownership. Scott Gallin, our director, is a managing director of PineBridge Investments and may be deemed to beneficially own the shares of common stock held by these entities. Mr. Gallin disclaims such beneficial ownership. The address for Mr. Gallin and PineBridge Investments is 399 Park Avenue, 4th Floor, New York, NY 10022.

(3)
Includes the following number of shares of common stock which a director, executive officer or selling stockholder has the right to acquire upon the exercise of stock options that were exercisable as of January 21, 2011, or that will become exercisable within 60 days after that date:

Name	Number of Shares
B. Allen Weinstein	146,711
Richard L. Walters	160,810
Beth R. Angelo	100,030
Julia B. Davis	33,533
Donna George	28,580
Ursula Gregoris	28,580
John Hill	26,675
Lina Vainosky	20,005

For purposes of computing the percentage of outstanding shares of common stock held by each person named above, we have given effect to their options, each as noted above, and as if they were fully exercised.

(4)
Consists of common stock held by the Doolan Family First Limited Partnership. Martin Doolan, our director, is managing general partner of the Doolan Family First Limited Partnership and is deemed to beneficially own the shares of common stock held by it. Mr. Doolan disclaims such beneficial ownership.

(5)
Consists of 321,831 shares beneficially owned by Curtis Hill, our former Chief Executive Officer and President, held as follows:

  •
  60,956 shares of our common stock held by Curtis and Susan Hill, as trustees for Jennifer Lada, their daughter, which beneficial ownership Mr. Hill disclaims;

  •
  60,956 shares of our common stock held by Curtis and Susan Hill, as trustees for Curtis Hill, Jr., their son, which beneficial ownership Mr. Hill disclaims; and

  •
  199,919 shares of our common stock held directly by Curtis Hill.

(6)
Consists of 406,377 shares beneficially owned by George Kolber held as follows:

  •
  76,166 shares of our common stock held by GVK, L.P., an entity controlled by Mr. Kolber. Mr. Kolber has sole voting power and sole investment power over the shares held by this entity;

  •
  76,167 shares of our common stock held by George Kolber; and

  •
  254,044 shares of our common stock held by RKLH, L.P., an entity controlled by Mr. Kolber. Mr. Kolber has sole voting power and sole investment power over the shares held by this entity.

  The address for Mr. Kolber, GVK, L.P. and RKLH, L.P. is 884 Navesink River Road, Locust, NJ 07760.

(7)
The address for Ms. Terbell is 401 Green Farms Road, Westport, CT 06880.

DESCRIPTION OF CAPITAL STOCK

Introductory Note

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries only, and they are qualified by reference to the certificate of incorporation and the by-laws which we included as Exhibits to our registration statement of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of January 21, 2011, 15,405,677 shares of common stock were outstanding and no shares of preferred stock were outstanding.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of stockholders. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. There are no cumulative voting rights for the election of directors, which means that the holders of a majority of the shares of our common stock voted will be entitled to elect all of our directors.

Dividends

Holders of our common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, and subject to any preferential dividend rights of any then outstanding shares of preferred stock.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock would be entitled to receive proportionately all assets available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, subscription, conversion or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We currently have no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Registration Rights

Pursuant to the registration rights agreement entered into with a certain number of our existing stockholders at the time of the 2006 Transaction, certain holders of our common stock issued upon conversion of our Series A preferred stock have the right to require us to register any or all of their shares under the Securities Act at our expense, subject to certain limitations. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement" for more information.

Anti-Takeover Provisions

Certificate of Incorporation and By-laws

  Classified Board

Our certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors.

  Stockholder Action by Written Consent

Pursuant to Section 228 of the Delaware General Corporation Law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company's certificate of incorporation provides otherwise. Our certificate of incorporation and by-laws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by written consent, and that only our board of directors, chairman of our board of directors, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

  Advance Notice

In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions until the next stockholder meeting that are favored by the holders of a majority of our outstanding voting securities.

  Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us.

  Super-Majority Voting

Our certificate of incorporation requires a 67% stockholder vote for the amendment, repeal or modification of certain provisions of our certificate of incorporation and by-laws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 67% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

These above provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

As discussed above under the section "Executive Compensation—Limitation of Liability and Indemnification of Officers and Directors," Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

  •
  for breach of duty of loyalty;

  •
  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law (unlawful dividends or stock repurchases); or

  •
  for transactions from which the director derived improper personal benefit.

Our by-laws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by Delaware law. We are also expressly authorized to, and do, carry directors'

and officers' insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

The limitation of liability and indemnification provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

In addition to the indemnification required in our certificate of incorporation and by-laws, we have entered into indemnification agreements with each of our current directors and officers, the form of which we included as an Exhibit to our registration statement of which this prospectus is a part. These agreements provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements, as well as our maintaining directors' and officers' liability insurance, help to attract and retain qualified persons as directors and officers.

A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

The Nasdaq Global Market

Our common stock is listed on The Nasdaq Global Market under the symbol BODY.

DESCRIPTION OF CERTAIN INDEBTEDNESS

On October 20, 2010, we repaid all amounts owing under our term loan facilities of our senior credit facility described below using proceeds from our initial public offering and terminated the facility. There were no amounts outstanding under the revolving credit facility of our senior credit facility at the time of repayment. We are currently in negotiations for a new revolving credit facility which we anticipate will be effective by the end of the first quarter of 2011. There is no guarantee that such a facility will be entered into on commercially reasonable terms or at all.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to our initial public offering on October 14, 2010, there was no public market for our common stock. Future sales of our common stock in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sale of Restricted Shares

Upon completion of this offering, we will have 15,505,677 shares of common stock outstanding. Of these shares of common stock, the 4,959,795 (or 5,703,764 shares if the underwriters' over-allotment is exercised in full) shares of common stock being sold in this offering will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 4,319,393 shares of common stock held by certain of the selling stockholders upon completion of this offering will be "restricted securities," as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by the selling stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in "Underwriting," taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal approximately 155,056 shares immediately after the completion of this offering; and

  •
  the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our securities held longer than six months, but less than one year, will be subject only to the current public information requirement.

A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. All shares of our common stock will qualify for resale under Rule 144 within 180 days of the date of this prospectus, subject to the lock-up agreements.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We and each of our executive officers and directors as well as all of the selling stockholders have agreed with the underwriters, that for a period of 90 days after the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. See "Underwriting" for more information.

Registration Rights

We are party to a registration rights agreement which provides that holders of our common stock issued upon conversion of our Series A preferred stock have the right to require us to register any or all of their shares under the Securities Act at our expense, subject to certain limitations. Registration of shares held by these stockholders under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement" for more information.

Equity Plans

On January 4, 2011, we filed a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our Plan. Such registration statement became effective immediately upon filing, and shares covered by the Form S-8 registration statement are eligible for sale in the public markets, subject to compliance with Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see "Executive Compensation—Compensation Discussion and Analysis—Equity-Based Compensation."

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

  •
  a nonresident alien individual;

  •
  a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

  •
  a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and judicial and published administrative interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought, and do not plan to seek, any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

  •
  U.S. expatriates and former long-term residents of the U.S.;

  •
  controlled foreign corporations (and their stockholders);

  •
  passive foreign investment companies (and their stockholders); and

  •
  investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (generally, property held for investment). Non-U.S. holders that hold our stock other than as capital assets should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

If we make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. and, where a tax treaty applies, that are generally attributable to a permanent establishment or fixed base in the U.S., as defined under the applicable treaty, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI, must be satisfied for that effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading "Gain on Disposition of Common Stock." Your adjusted tax basis is generally the purchase price of the shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale, exchange or other taxable disposition of our common stock, unless:

  •
  the gain is effectively connected with a trade or business you conduct in the U.S., and, in cases in which certain tax treaties apply, is attributable to a permanent establishment or fixed base in the U.S. as defined under the applicable treaty;

  •
  if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other taxable disposition, and certain other conditions are met; or

  •
  we are or have been during a specified testing period a "United States real property holding corporation" for U.S. federal income tax purposes, and, in the case where shares of our common stock are regularly traded on an established securities market, you have owned, directly or indirectly, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or your holding period for your shares of our common stock. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

If your gain is described in the first or third bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates or such lower rate as may be specified by an applicable income tax treaty. If you are a foreign corporation and your gain is described in the first bullet point above, you may also be subject to a branch profits tax at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses. The gross proceeds from transactions that generate gains described in the third bullet point above will generally be subject to a 10% withholding tax, which you may claim as a credit against your federal income tax liability.

We believe that we have not been and are not, and we do not anticipate becoming, a "United States real property holding corporation" for U.S. federal income tax purposes. Generally, we will be a "United States real property holding corporation" if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends and other distributions paid to you and the amount of tax, if any, withheld with respect to those distributions. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

  •
  If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

  •
  If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, which we refer to below as a "U.S.-related person", information reporting and backup withholding generally will not apply.

  •
  If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Recent Legislation Relating to Foreign Accounts

Recently enacted legislation will impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities after December 31, 2012 unless those institutions and entities meet additional certification, information reporting and other requirements. The legislation will generally impose a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, (i) undertake to identify accounts held by certain U.S. persons (including certain equity and debt holders of such institutions) or by U.S.-owned foreign entities, (ii) annually report certain information about such accounts, and (iii) withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, subject to certain exceptions, the legislation will impose a 30% withholding tax on the same types of payments to an entity that is not a foreign financial institution unless the entity certifies that it does not have any substantial U.S. owners (which generally include any U.S. persons who directly or indirectly own more than 10% of the entity) or furnishes identifying information regarding each such substantial U.S. owner. We will not pay any additional amounts to non-U.S. holders in respect of any amounts withheld. Prospective investors should consult their tax advisors regarding this legislation.

The summary of material U.S. federal income tax consequences for non-U.S. holders provided above is included for general information purposes only. Potential purchasers of our common stock are urged to consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. tax considerations of purchasing, owning and disposing of our common stock.

UNDERWRITING

We and the selling stockholders have agreed to sell and the underwriters named below have severally agreed to buy, subject to the terms of the underwriting agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and Jefferies & Company, Inc. are acting as joint book-running managers for this offering and as representatives of the underwriters. The underwriters are severally committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Piper Jaffray & Co.	1,959,118
Jefferies & Company, Inc.	1,760,727
Robert W. Baird & Co. Incorporated	495,980
William Blair & Company, L.L.C.	495,980
Oppenheimer & Co. Inc.	247,990

Total	4,959,795

The underwriters have advised us and the selling stockholders that they propose to offer the shares of our common stock to the public at $16.50 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $0.495 per share. The underwriters may allow and the dealers may re-allow a concession of not more than $0.10 per share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

The selling stockholders have granted to the underwriters an option to purchase up to an additional 743,969 shares of common stock, on a pro rata basis, at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the underwriting agreement.

The following table shows the underwriting fees to be paid by us and the selling stockholders to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	Total with No Exercise	Total with Full Exercise
Paid by us	$0.825	$82,500	$82,500
Paid by the selling stockholders	$0.825	$4,009,331	$4,623,105

In addition, we estimate that the expenses of this offering payable by us, other than the underwriting discounts and commissions, will be approximately $0.6 million.

Our common is listed on The Nasdaq Global Market under the symbol BODY.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors, executive officers and all of the selling stockholders have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. We have agreed not to directly or indirectly (i) offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of our common stock, options or warrants to acquire shares of our common stock, or any related security or instrument, (ii) otherwise dispose of any shares of our common stock, options or warrants to acquire common stock, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially or (iii) publicly announce an intention to do any of the foregoing, in each case, without the prior written consent of Piper Jaffray & Co. The agreements provide exceptions for (i) sales to underwriters pursuant to the underwriting agreement, (ii) our sales in connection with the exercise of options granted and the granting of options to purchase shares under our existing stock option plans and (iii) certain other exceptions.

In connection with our initial public offering, all of our directors, executive officers and all of our stockholders, in each case in effect at the time of our initial public offering, entered into lock-up agreements substantially similar to the contractual lock-up described above, except that such lock-up agreements expire on April 12, 2011, subject to certain extensions if we announce we will release earnings results.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholders. The underwriters may elect to cover any such short position by purchasing shares of our common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transaction is uncertain. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters and selling group members may also engage in passive market making transactions on The Nasdaq Global Market. Passive market making consists of displaying bids on The Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

This prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses and prospectus supplements electronically. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us, the selling stockholders or the underwriters and should not be relied upon by investors.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have and may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

Selling Restrictions

Sales outside the United States

No action has been taken in any jurisdiction (except in the U.S.) that would permit a public offering of shares of our common stock, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, shares of our common stock may not be offered or sold, directly or indirectly, and none of this prospectus or any other offering material or advertisements in connection with shares of our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell shares of our common stock offered hereby in certain jurisdictions outside the U.S., either directly or through affiliates, where they are permitted to do so.

Notice to prospective investors in European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or a "Relevant Member State," with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares of our common stock has been made or will be made to the public in that Relevant Member State, except that, with effect from and including such date, an offer of shares of our common stock may be made to the public in the Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

  (d)
  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares of our common stock to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to prospective investors in the United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive ("qualified investors") that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the "Order", (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Order. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

Notice to prospective investors in Hong Kong

Our common stock may not be offered or sold by means of any document other than: (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance. No advertisement, invitation or other document relating our common stock may be issued, whether in Hong Kong or elsewhere, where such document is directed at, or the contents are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the laws of Hong Kong), other than with respect to such common stock that is intended to be disposed of only to persons outside of Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules thereunder.

Notice to prospective investors in Switzerland

This prospectus, as well as any other material relating to shares of our common stock which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this prospectus, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss

Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This prospectus may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of our common stock which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to prospective investors in France

The prospectus supplement and the accompanying prospectus (including any amendment, supplement or replacement thereto) have not been prepared in connection with the offering of our securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the

Autorité des marchés financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in article D. 341-1 of the French Code Monétaire et Financier and belonging to a limited circle of investors (cercle restreint d'investisseurs) acting for their own account, with "qualified investors" and "limited circle of investors" having the meaning ascribed to them in Article L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus supplement and the accompanying Prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Notice to prospective investors in Italy

The offering of the securities has not been registered pursuant to the Italian securities legislation and, accordingly, we have not offered or sold, and will not offer or sell, our common stock in the Republic of Italy in a solicitation to the public, and that sales of our common stock in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations. In any case, our common stock cannot be offered or sold to any individuals in the Republic of Italy either in the primary market or the secondary market.

We will not offer, sell or deliver any securities or distribute copies of this prospectus or any other document relating to our common stock in the Republic of Italy except to "Professional Investors", as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2 July 1998 as amended, or "Regulation No. 11522", pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 as amended, or "Decree No. 58", or in any other circumstances where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or Regulation No. 11971 of 14 May 1999 as amended applies, provided, however, that any such offer, sale or delivery of our common stock or distribution of copies of this prospectus or any other document relating to our common stock in the Republic of Italy must be:

  (a)
  made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, or "Decree No. 385," Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations;

  (b)
  in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue, trading or placement of securities in Italy is subject to a prior notification to the Bank of Italy, unless an exemption, depending, inter alia, on the aggregate amount and the characteristics of our common stock issued or offered in the Republic of Italy, applies; and

  (c)
  in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Notice to prospective investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the

German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute shares of our common stock in Germany. Consequently, shares of our common stock may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS PROSPECTUS AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF SHARES OF OUR COMMON STOCK TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. Shares of our common stock are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to prospective investors in Norway

Shares of our common stock will not be offered in Norway other than (i) to investors who are deemed professional investors under Section 5-4 of the Norwegian Securities Trading Act of 1997 as defined in Regulation no. 1424 of 9 December 2005, or "Professional Investors", (ii) to fewer than 100 investors that are not Professional Investors or with a total consideration of less than EUR 100,000 calculated over a period of 12 months, or (iii) with a minimum subscription amount of EUR 50,000. Consequently, no public offering will be made in Norway and this prospectus has not been filed with or approved by any Norwegian authority. The prospectus must not be reproduced or otherwise distributed to others by the recipient.

Notice to prospective investors in Finland

This prospectus has not been prepared to comply with the standards and requirements regarding public offering set forth in the Finnish Securities Market Act (1989/495, as amended) and it has not been approved by the Finnish Financial Supervision Authority. Shares of our common stock may not be offered, sold, advertised or otherwise marketed in Finland under circumstances which constitute public offering of securities under Finnish law.

Acceptance of prospectus

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Foley & Lardner, LLP, Jacksonville, Florida. Certain legal matters in connection with this offering will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

EXPERTS

The consolidated financial statements as of January 2, 2010 and January 3, 2009, and for each of the three fiscal years in the period ended January 2, 2010, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given upon the authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC for the shares of our common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement and the exhibits and schedules thereto. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement and the exhibits and schedules thereto, at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

BODY CENTRAL CORP.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and
Stockholders of Body Central Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of Body Central Corp. and its subsidiaries at January 2, 2010 and January 3, 2009, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Jacksonville, Florida
July 7, 2010, except for the effects of the stock split described in Note 1 as to which the date is October 13, 2010

BODY CENTRAL CORP.

CONSOLIDATED BALANCE SHEETS

	January 3, 2009	January 2, 2010
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$4,002	$7,226
Accounts receivable, net of allowance for doubtful accounts of $23 and $16	828	910
Income taxes receivable	429	8
Inventories	14,612	12,898
Prepaid expenses	2,382	2,639
Deferred tax asset, current	917	1,167

Total current assets	23,170	24,848
Property and equipment, net	14,390	14,912
Goodwill	21,508	21,508
Intangible assets	18,557	17,824
Other assets	102	117

Total assets	$77,727	$79,209

Liabilities, Redeemable Preferred Stock and Stockholders' Deficit
Current liabilities
Accounts payable	$9,252	$9,078
Accrued expenses and other current liabilities	11,616	12,487
Current portion of long-term debt	5,000	5,250

Total current liabilities	25,868	26,815
Other liabilities	3,336	4,361
Deferred tax liability, long-term	74	1,886
Long-term debt, less current portion	38,250	33,000

Total liabilities	67,528	66,062

Commitments and contingencies (Note 8)
Redeemable Preferred Stock
Preferred Stock, Series D, $0.001 par value, no shares authorized, issued or outstanding	—	—
Preferred Stock, Series C, $0.001 par value, 30,000 shares authorized, issued and outstanding	3,268	3,418
Preferred Stock, Series A, $0.001 par value, 325,000 shares authorized, 308,820 shares issued and outstanding	31,080	31,080
Preferred Stock, Series B, $0.001 par value, 175,000 shares authorized, 158,386 shares issued and outstanding	15,540	15,540
Stockholders' deficit
Common Stock, $0.001 par value, 19,053,345 shares authorized, 203,235 shares issued and outstanding	—	—
Additional paid-in capital	271	289
Accumulated deficit	(39,960)	(37,180)

Total stockholders' deficit	(39,689)	(36,891)

Total liabilities, redeemable preferred stock and stockholders' deficit	$77,727	$79,209

Par value of issued and outstanding Common Stock is inconsequential.

The accompanying notes are an integral part of these consolidated financial statements.

BODY CENTRAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 29, 2007	January 3, 2009	January 2, 2010
	(in thousands, except share and per share data)
Net revenues	$195,911	$191,824	$198,834
Cost of goods sold, including occupancy, buying, distribution center and catalog costs	140,334	137,982	139,145

Gross profit	55,577	53,842	59,689
Selling, general and administrative expenses	51,832	45,555	46,567
Depreciation and amortization	5,469	5,357	4,678
Impairment of long-lived assets	2,428	936	196
Goodwill impairment	33,962	—	—

(Loss) income from operations	(38,114)	1,994	8,248
Interest expense, net of interest income of $544, $140 and $21	4,215	4,329	3,956
Other expense (income), net	238	(493)	(128)

(Loss) income before income taxes	(42,567)	(1,842)	4,420
(Benefit from) provision for income taxes	(3,237)	(890)	1,640

Net (loss) income	$(39,330)	$(952)	$2,780

Net (loss) income per common share:
Basic	$(194.10)	$(5.42)	$12.94

Diluted	$(194.10)	$(5.42)	$0.23

Weighted average common shares outstanding:
Basic	203,235	203,235	203,235

Diluted	203,235	203,235	12,173,978

The accompanying notes are an integral part of these consolidated financial statements.

BODY CENTRAL CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Common Stock Shares	Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings	Total Stockholders' Deficit
	(in thousands, except share data)
Balance at December 30, 2006	203,235	$397	$322	$719
Stock option compensation expense		28	—	28
Dividends payable on Series C Preferred Stock	—	(118)	—	(118)
Net loss	—	—	(39,330)	(39,330)

Balance at December 29, 2007	203,235	307	(39,008)	(38,701)
Stock option compensation expense	—	114	—	114
Dividends payable on Series C Preferred Stock	—	(150)	—	(150)
Net loss	—	—	(952)	(952)

Balance at January 3, 2009	203,235	271	(39,960)	(39,689)
Stock option compensation expense	—	168	—	168
Dividends payable on Series C Preferred Stock	—	(150)	—	(150)
Net income	—	—	2,780	2,780

Balance at January 2, 2010	203,235	$289	$(37,180)	$(36,891)

Par value of issued and outstanding Common Stock is inconsequential.

The accompanying notes are an integral part of these consolidated financial statements.

BODY CENTRAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 29, 2007	January 3, 2009	January 2, 2010
	(in thousands)
Cash flows from operating activities
Net (loss) income	$(39,330)	$(952)	$2,780
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	5,469	5,357	4,678
Stock-based compensation	28	114	168
Loss on impairment of long-lived assets	36,390	936	196
Deferred income taxes	(3,577)	(275)	1,561
Other non-cash charges (credits)	857	(220)	123
Changes in assets and liabilities:
Accounts receivable	(1,919)	1,545	(105)
Income taxes	(3,558)	2,834	421
Inventories	5,850	(450)	1,714
Prepaid expenses	649	(54)	(256)
Accounts payable and accrued expenses	5,075	(4,791)	697
Other assets	3	2	(15)
Other liabilities	1,238	174	1,056

Net cash provided by operating activities	7,175	4,220	13,018

Cash flows from investing activities
Purchases of property and equipment	(9,656)	(2,640)	(4,809)
Proceeds from sales of assets	—	300	15

Net cash used in investing activities	(9,656)	(2,340)	(4,794)

Cash flows from financing activities
Principal payments on long-term debt	(4,500)	(3,250)	(5,000)
Proceeds from issuance of preferred stock	3,000	—	—

Net cash used in financing activities	(1,500)	(3,250)	(5,000)

Net (decrease) increase in cash and cash equivalents	(3,981)	(1,370)	3,224
Cash and cash equivalents
Beginning of year	9,353	5,372	4,002

End of year	$5,372	$4,002	$7,226

Supplemental disclosures
Cash paid for interest	$4,085	$4,602	$3,887
Cash paid for income taxes	3,435	136	51
Noncash financing activities
Dividends payable	$118	$150	$150

The accompanying notes are an integral part of these consolidated financial statements.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Body Central Corp. (the "Company") is a specialty fashion retailer of young women's apparel and accessories operating retail centers in the South, Mid-Atlantic and Midwest regions of the United States. In addition, the Company operates an e-commerce website, www.bodyc.com, and a catalog mail system. Approximately 34% of merchandise is purchased from five manufacturers.

Stock Split

On October 13, 2010, a 25.40446-for-1 stock split of the Company's outstanding Common Stock was implemented. All Common Stock shares, per share data, and option exercise prices in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

Principles of Consolidation

The accompanying Consolidated Financial Statements, prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), include the assets, liabilities, revenues and expenses of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year End

The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 2007, 2008 and 2009 ended on December 29, 2007, January 3, 2009 and January 2, 2010, respectively. Fiscal years 2009 and 2007 included 52 weeks. Fiscal year 2008 included 53 weeks. References to years in the Consolidated Financial Statements relate to fiscal years rather than calendar years.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

GAAP has established guidance for reporting information about a company's operating segments, including disclosures related to a company's products and services, geographic areas and major customers. The Company has aggregated its net revenues generated from its retail centers, e-commerce website and catalog mail system into one operating segment. We aggregate our operating segments because they have a similar class of customer, nature of products, nature of production process and distribution methods as well as similar economic characteristics. The Company has no international sales. All of the Company's identifiable assets are in the United States.

Revenue Recognition

The Company recognizes revenue, and the related cost of goods sold is expensed, at point-of-sale or upon shipment to customers. Shipping and handling fees billed to customers for online and catalog

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

sales are included in net revenues, and the related shipping and handling costs are included in cost of goods sold. Based on historical sales returns, an allowance for sales returns is recorded as a reduction of net revenues in the periods in which the sales are recognized. Sales tax collected from customers is excluded from net revenues and is included as part of accrued expenses and other current liabilities on the Consolidated Balance Sheets.

The Company sells gift certificates in its retail stores, which do not expire or lose value over periods of inactivity. The Company accounts for gift certificates by recognizing a liability at the time a gift certificate is sold. The customer liability balance was $982,000 and $1.2 million, as of January 3, 2009 and January 2, 2010, respectively, and is included in accrued expenses and other current liabilities on the Consolidated Balance Sheets. The Company recognizes income from gift certificates when they are redeemed by the customer.

Revenue from unredeemed gift certificates is recognized when it is determined that the likelihood of the gift certificate being redeemed is remote and that there is no legal obligation to remit unredeemed gift certificates to relevant jurisdictions. Revenue from gift certificate breakage is immaterial to our financial position.

Cash and Cash Equivalents

The Company considers all short-term investments with an initial maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are comprised principally of women's apparel and accessories and are stated at the lower of cost or market, on a first-in-first out basis, using the retail inventory method. The Company determines market value as the anticipated future selling price of the merchandise less a normal margin. An initial markup is applied to inventory at cost in order to establish a cost-to-retail ratio. Permanent markdowns, when taken, reduce both the retail and cost components of inventory on-hand so as to maintain the already established cost-to-retail relationship. Shipping and handling costs of $3.2 million, $3.4 million and $3.4 million for the fiscal years ended December 29, 2007, January 3, 2009, and January 2, 2010, respectively, are included in cost of goods sold in the Consolidated Statements of Operations.

The Company reviews its inventory levels to identify slow-moving merchandise and generally use markdowns to clear this merchandise. The Company records a markdown reserve based on estimated future markdowns related to current inventory to clear slow-moving inventory. These markdowns may have an adverse impact on earnings, depending on the extent and amount of inventory affected. The markdown reserve is recorded as an increase to cost of goods sold in the Consolidated Statements of Operations. The markdown reserve was $1.7 million and $1.6 million as of January 3, 2009 and January 2, 2010, respectively.

Included in the carrying value of merchandise inventories is a reserve for shrinkage. Shrinkage is estimated based on historical physical inventory results as a percentage of sales. The estimate for shrinkage reserve can be affected by changes in merchandise mix and changes in actual shrinkage

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

trends. The shrink reserve was $416,000 and $407,000 as of January 3, 2009 and January 2, 2010, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed for financial reporting purposes on the straight-line method using service lives ranging principally from three to fifteen years. Furniture and fixtures are typically depreciated over three to five years. Amortization of leasehold improvements is provided on the straight-line method over the length of the lease or over the estimated useful life of the improvement, whichever is shorter. The cost of assets sold or retired and the related accumulated depreciation or amortization is removed from the accounts with any resulting gain or loss included in net income. Major renewals and betterments which extend service lives are capitalized, while expenditures for repairs and maintenance that do not significantly extend the life of the asset are expensed as incurred.

Impairment of Long-Lived Assets

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360, Property, Plant and Equipment, which requires impairment losses to be recorded on long-lived assets used in operations whenever events or changes in circumstances indicate that the net carrying amounts may not be recoverable. The evaluation is performed based on estimated undiscounted future cash flows from operating activities compared with the carrying value of related assets for the individual stores. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized as the difference between the carrying value and the estimated fair value of the assets based on the discounted future cash flows of the assets using a rate that approximates the Company's weighted average cost of capital.

Goodwill

The Company follows FASB ASC 350, Intangibles—Goodwill and Other, regarding goodwill and other intangible assets. Goodwill and indefinite life intangibles are subject to an assessment of impairment at least annually. The guidance under this statement requires the Company to compare the fair value of each reporting unit with its carrying amount to determine if there is a potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Goodwill of $55.5 million was recognized on the acquisition of Body Shop of America, Inc. and Catalogue Ventures, Inc on October 1, 2006. The Company recognized an impairment on this goodwill of $34.0 million associated with its stores during the fiscal year ended December 29, 2007 as a result of the slowing economy, repositioning, competition with other retailers and operating performance of the stores. The Company performed its annual impairment analysis as of January 3, 2009 and January 2, 2010 using the discounted cash flow and guideline public company methods to determine the fair value of the reporting units. The Company's analysis indicated no impairment of goodwill had occurred or was at-risk as of January 3, 2009 and January 2, 2010.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Intangible Assets

Favorable and unfavorable retail leases and customer relationships are amortized using the straight-line method over their estimated period of benefit, ranging from four to seven years. Trade names and trademarks are deemed to be indefinite life intangibles and are thus not subject to amortization. Management of the Company evaluates the recoverability of intangible assets annually and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate impairment exists. The Company's evaluation indicated no impairment of intangible assets in fiscal years ended December 27, 2007, January 3, 2009 or January 2, 2010.

Accounting for Stock Based Compensation

The Company has adopted the provisions of FASB ASC 718, Compensation—Stock Compensation, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of this statement, stock-based compensation expense is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense on a straight-line basis over the employee's requisite service period (generally the vesting period of the equity grant). As required under this guidance, the Company estimates forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measurement of the estimated fair value of the Company's stock-based compensation expense. Stock-based compensation expense is included in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations.

Operating Leases

The Company leases retail stores and office space under noncancelable operating leases. Most store leases contain construction allowance reimbursements by landlords, rent escalation clauses and/or contingent rent provisions. Except for contingent rent, the Company recognizes rent expense on a straight-line basis over the lease term and records the difference between the amount charged to expense and the rent paid as a deferred rent liability. Contingent rent, determined based on a percentage of sales in excess of specified levels, is recognized as rent expense when achievement of the specified sales that triggers the contingent rent is probable. Cash reimbursements received from landlords for leasehold improvements as lease incentives are also recorded as deferred rent and are amortized using the straight-line method over the lease term as an offset to rent expense.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Deferred Rent and Tenant Allowances

Deferred rent is recognized when a lease contains a predetermined fixed escalation of minimum rent. The Company recognizes the related rent expense on a straight-line basis from possession date and records the differences between the recognized rental expense and the amounts payable under the lease as deferred rent. Also included in deferred rent are tenant allowances received from landlords in accordance with negotiated lease terms. The tenant allowances are amortized as a reduction to rent expense on a straight-line basis over the term of the lease. Deferred rent is included in other liabilities in the accompanying Consolidated Balance Sheets.

Advertising

The Company expenses advertising costs in the period in which they occurred. Advertising expense, which is classified in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations, was $2.6 million, $914,000, and $869,000 for fiscal years December 29, 2007, January 3, 2009 and January 2, 2010, respectively.

Income Taxes

Income taxes are accounted for pursuant to FASB ASC 740, Income Taxes, which requires that the Company recognize deferred tax assets, which include net operating loss carry forwards and tax credits. Deferred income taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are offset by deferred tax liabilities relating to nondeductible temporary differences. Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with temporary differences will be utilized. The FASB issued guidance requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. It has been determined that valuation allowances against the deferred tax assets are not currently necessary.

The Company follows FASB ASC 740, Income Taxes, guidance on accounting for uncertainty in income taxes. The standard prescribes a recognition threshold and measurement attributable for financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns. In addition, the standard provides guidance on the de-recognition, classification and disclosure of tax positions, as well as the accounting for related interest and penalties. In May 2007, the FASB amended the guidance associated with the criteria that must be evaluated in determining if a tax position has been effectively settled and should be recognized as a tax benefit. The Company does not have any uncertain tax provisions recorded in its Consolidated Financial Statements.

Interest and penalties, if any, are recognized in the provision for income taxes in the Consolidated Statements of Operations. Accrued interest and penalties, if applicable, are included within the related tax liability line on the Consolidated Balance Sheets.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Cost of Goods Sold

Cost of goods sold includes the direct cost of purchased merchandise, distribution costs, all freight costs incurred to get merchandise to our stores and our direct customers, costs incurred to produce and distribute our catalogs, store occupancy costs and buying costs. In addition, markdowns taken, markdown reserves for slow moving items and inventory reserves are included in cost of goods sold.

Selling, General and Administrative

Selling, general and administrative expenses include operating expenses not in cost of goods sold, primarily administration, marketing, stock-based compensation and store operating expenses.

Store Opening Costs

Store opening costs, which consist primarily of occupancy costs and payroll, are expensed as incurred and are included in selling, general and administrative expense in the Consolidated Statements of Operations.

Insurance and Self-Insurance

The Company uses a combination of insurance and self-insurance for a number of risk management activities including workers' compensation, general liability, automobile liability and employee-related health care benefits, a portion of which is paid by the employees. Costs related to claims are accrued based on known claims and historical experiences of incurred but not reported claims received from our insurers. The Company believes that it has adequately reserved for its self-insurance liability, which is capped through the use of stop-loss contracts and specified retentions with insurance companies. However, any significant variation of future claims from historical trends could cause actual results to differ from the accrued liability.

Concentration of Credit Risk

Financial instruments subject to concentrations of credit risk consist primarily of cash. The Company places its cash with what it believes to be high credit quality institutions. At times such instruments may be in excess of the FDIC insurance limit.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

New Accounting Standards

In June 2009, authoritative guidance was issued which establishes the FASB ASC as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. This guidance, which was incorporated into Generally Accepted Accounting Principles, is effective for annual periods ending after September 15, 2009. The Company adopted the guidance in fiscal year ended January 2, 2010 and changed certain disclosure references. This change did not have any other impact on the Company's Consolidated Financial Statements.

In May 2009, the FASB issued authoritative guidance included in FASB ASC 855, Subsequent Events. The guidance requires entities to disclose the date through which they have evaluated subsequent events and whether that date corresponds with the release of their financial statements. The Company has evaluated subsequent events through October 13, 2010, the date the financial statements were available for issuance.

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Liabilities at Fair Value (Topic 820). The objective of the new guidance is to provide clarification for the fair value measurement of liabilities, specifically providing clarification that in circumstances in which a quoted price in an active market for an identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted include using 1) the quoted price of the identical liability when traded as an asset, 2) quoted prices for similar liabilities or similar liabilities when traded as assets or 3) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that Level 1 fair value measurements include both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset is required. The Company's adoption of this guidance did not have a material impact on its financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The new guidance requires disclosures of transfers in and out of Level 1 and 2 fair value measurements, including a description of the reason for the transfer. The new guidance also calls for disclosures about the activity in Level 3 measurements by separately presenting information on purchases, sales, issuances and settlements on a gross basis rather than a single net number. The guidance also clarifies 1) the level of disaggregation that should be used in completing disclosures about fair value measurements and 2) the disclosures required in describing the inputs and valuation techniques used for both nonrecurring and recurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which became effective for fiscal years beginning after December 15, 2010.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Property and Equipment

Property and equipment as of January 3, 2009 and January 2, 2010 consist of the following:

	January 3, 2009	January 2, 2010
	(in thousands)
Furniture and fixtures	$7,166	$8,878
Leasehold improvements	16,609	18,703

	23,775	27,581
Accumulated depreciation and amortization	(9,385)	(12,669)

Property and equipment, net	$14,390	$14,912

Depreciation and amortization expense related to property and equipment was $4.8 million, $4.7 million and $4.0 million for the fiscal years ended December 29, 2007, January 3, 2009 and January 2, 2010, respectively.

The Company incurred costs of $7.4 million, $1.5 million and $3.0 million for capital expenditures, excluding tenant allowances of $2.3 million, $1.2 million and $1.8 million for the fiscal years ended December 29, 2007, January 3, 2009 and January 2, 2010, respectively.

3. Intangible Assets

Identifiable intangible assets recognized on the October 1, 2006 acquisition of Body Shop of America, Inc. and Catalogue Ventures, Inc. consist of the following:

	January 3, 2009
	(in thousands)
	Gross Carrying Amount	Accumulated Amortization	Net Value
Amortized intangible assets
Favorable retail leases	$3,225	$1,319	$1,906
Unfavorable retail leases	(190)	(69)	(121)
Customer relationships	585	329	256

Total	$3,620	$1,579	$2,041

Unamortized intangible assets
Trade names and trademarks	$16,395	$—	$16,395

Total	$16,395	$—	$16,395

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Intangible Assets (Continued)

	January 2, 2010
	(in thousands)
	Gross Carrying Amount	Accumulated Amortization	Net Value
Amortized intangible assets
Favorable retail leases	$3,225	$1,906	$1,319
Unfavorable retail leases	(190)	(100)	(90)
Customer relationships	585	475	110

Total	$3,620	$2,281	$1,339

Unamortized intangible assets
Trade names and trademarks	$16,395	$—	$16,395

Total	$16,395	$—	$16,395

The unfavorable retail leases are included in other liabilities in the Consolidated Balance Sheets.

Aggregate amortization expense related to intangible assets was $702,000 for each of the fiscal years ended December 29, 2007, January 3, 2009 and January 2, 2010. Estimated aggregate amortization expense for each of the three succeeding fiscal years is shown below:

Fiscal Year	(in thousands)
2010	$665
2011	556
2012	118

$1,339

4. Long-Term Debt

The following is a summary of long-term debt outstanding at January 3, 2009 and January 2, 2010:

	January 3, 2009	January 2, 2010
	(in thousands)
$27.5 million term loan, interest rate at LIBOR plus 5.25%, 8.5% as of January 2, 2010, due September 30, 2012, principal and interest due quarterly.	$22,250	$17,250
$24 million term loan, interest rate at LIBOR plus 5.75%, 9.0% as of January 2, 2010, interest due quarterly; all principal due October 1, 2013.	21,000	21,000

	43,250	38,250
Less current portion	(5,000)	(5,250)

	$38,250	$33,000

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Long-Term Debt (Continued)

Combined maturities of long-term debt are as follows:

Fiscal Year	(in thousands)
2010	$5,250
2011	6,375
2012	5,625
2013	21,000

$38,250

The Company entered into an interest rate swap agreement that involves the receipt of variable rate payments based on the one-month LIBOR rate in exchange for 5.22% fixed rate payments over the life of the swap agreement without an exchange of the underlying notional amount of $25.0 million that was terminated on November 13, 2008. The differential to be paid or received was accrued and recognized as an adjustment to interest expense as interest rates change. The interest rate swap was not designated as a cash flow hedge. Accordingly, it was reflected at fair value on the Consolidated Balance Sheets and the related change in fair value is reflected in interest expense. The net effect of the agreement was $199,000 of expense for the fiscal year ended January 3, 2009.

The Company also has a revolving credit facility that provides for advances up to $15.0 million with a maturity date of October 1, 2012. There were no amounts outstanding under the revolving line of credit as of January 3, 2009 and January 2, 2010.

Both of the term loans and the revolving credit facility are collateralized by substantially all the Company's assets and a pledge of stock in its subsidiaries. The interest rates range from LIBOR plus 5.25% to LIBOR plus 5.75% with interest paid quarterly with a floor for LIBOR of 3.25%.

The terms of the loan agreements contain certain restrictive covenants, which require, among other things, the maintenance of a maximum ratio of debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), a minimum fixed charge coverage ratio and maximum capital expenditures. The Company received waivers of covenant violations regarding the senior leverage ratio and minimum fixed charge coverage ratio at January 3, 2009, and was in compliance with all other covenants. The Company was in compliance with all covenants at January 2, 2010.

5. Financial Instruments

The Company follows the FASB issued guidance, Fair Value Measurements, which establishes a framework for measuring fair value that is based on the inputs market participants use to determine fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The guidance under this statement describes a hierarchy of three levels of input that may be used to measure fair value:

  •
  Level 1 — Inputs based on quoted prices in active markets for identical assets and liabilities.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Financial Instruments (Continued)

  •
  Level 2 — Inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

  •
  Level 3 — Unobservable inputs based on little market or no market activity and which are significant to the fair value of the assets and liabilities.

The Company's material financial instruments consist primarily of cash, accounts receivable, accounts payable, accrued expenses and long-term debt. The fair values of cash, accounts receivable, accounts payable and accrued expenses are equal to their carrying values based on their liquidity.

The carrying amount reported in the Consolidated Balance Sheet as of January 2, 2010 for long-term debt is $38.3 million. Using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration and risk profile, the Company has determined the fair value of its debt to be $37.2 million at January 2, 2010. Considerable judgment is required in interpreting market data to develop estimates of fair value. The fair value estimate presented herein is not necessarily indicative of the amount that the Company or the debt holders could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

Although the fair value of the long-term debt is less than its carrying amount, the Company does not anticipate settling its outstanding debt at the reported fair value.

The Company has determined the estimated fair value amounts of its financial instruments using available market information. As of January 3, 2009 and January 2, 2010, respectively, the assets that are measured at fair value on a recurring basis include the following:

		Fair Value Measurements Using
	Total January 3, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Money market securities	$508	$508	$—	$—

		Fair Value Measurements Using
	Total January 2, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Money market securities	$2,653	$2,653	$—	$—

Money market securities, which are short-term investments of excess cash, are classified as cash and cash equivalents on the Consolidated Balance Sheets.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Leases

The Company conducts all of its retail sales and corporate operations in leased facilities. Lease terms generally range up to ten years and provide for escalations in base rents. The Company does not have obligations to renew the leases. Certain leases provide for contingent rentals based upon sales. Most leases also require additional payments covering real estate taxes, common area costs and insurance.

Future minimum rental commitments, by year and in the aggregate, under noncancelable operating leases as of January 2, 2010, are as follows:

Fiscal Year	(in thousands)
2010	$13,802
2011	11,838
2012	8,944
2013	6,969
2014	6,279
Thereafter	15,485

Total	$63,317

Rent expense under non cancelable operating leases was as follows:

	December 29, 2007	January 3, 2009	January 2, 2010
	(in thousands)
Minimum rentals	$14,916	$14,995	$15,199
Contingent rentals	1,226	1,028	1,273

Total rent expense	$16,142	$16,023	$16,472

7. Redeemable Preferred Stock

The Company has four classes of redeemable preferred stock detailed below. The order of liquidation preference is Series D, C, A and B. The following is a summary of changes in each issue of redeemable preferred stock:

	Redeemable Preferred Stock
	Series D	Series C	Series A	Series B
	(in thousands)
Balance at December 30, 2006	$—	$—	$31,080	$15,540
Preferred stock issued	—	3,000	—	—
Dividends payable	—	118	—	—

Balance at December 29, 2007	—	3,118	31,080	15,540
Dividends payable	—	150	—	—

Balance at January 3, 2009	—	3,268	31,080	15,540
Dividends payable	—	150	—	—

Balance at January 2, 2010	$—	$3,418	$31,080	$15,540

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Redeemable Preferred Stock (Continued)

Nonvoting, Nonconvertible Series D Preferred Stock

In April 2008, the Company approved the conditional authorization and issuance of up to 61,000 shares of Series D Preferred Stock, par value $0.001 per share. This authorization will only be effective in the event that a draw is made on letters of credit issued for the account of certain stockholders of the Company to secure the guaranty of indebtedness of the Company under the loan agreements described in Note 4. If authorized and issued, the Series D Preferred Stock will have a preference upon liquidation of $100 per share, plus accrued dividends, senior to the Series A, B and C Preferred Stock. If authorized and issued, the holders of Series D Preferred Stock will be entitled to receive dividends at an annual rate of 5% of $100 per share accruing quarterly beginning on the date of issuance. The shares of Series D Preferred Stock are subject to redemption rights by the holders and the Company in certain circumstances. The Series D Preferred Stock generally is nonvoting except in certain circumstances.

Nonvoting, Nonconvertible Series C Preferred Stock

In March 2007, the Company issued 30,000 shares of Series C Preferred Stock in exchange for $3.0 million paid to the sellers of shares of Body Shop of America, Inc. and Catalogue Ventures, Inc. in October 2006. The shares of Series C Preferred Stock have a preference upon liquidation of $100 per share, plus accrued dividends. The holders of Series C Preferred Stock are entitled to receive dividends at an annual rate of 5% of $100 per share accruing quarterly beginning on the date of issuance. The shares of Series C Preferred Stock are subject to redemption rights at the election of the holders and at the election of the Company in certain circumstances. These redemption rights are subject to, among other things, restrictions under the Company's debt instruments. Generally, the Series C Preferred Stock is nonvoting except in certain circumstances.

Convertible Series A Preferred Stock

In October 2006, the Company issued 308,820 shares of Series A Preferred Stock for a purchase price of $100 per share to various investors, including 15,000 shares acquired by a former member of management. Each share is currently convertible to 25.40446 shares of Common Stock of the Company at the election of the holder or automatic conversion in certain circumstances, including an initial public offering. If the shares of Series A Preferred Stock have not converted to Common Stock, then they have a preference upon liquidation equivalent to $100 per share. The shares have voting rights equal to the number of shares of Common Stock to which they are convertible. Series A Preferred Stock is redeemable in the event of a sale or disposition of more than 50% of the outstanding voting stock; a consolidation or merger; or a sale, license or other transfer of all or substantially all of the assets of the Company. Shares of Series A Preferred Stock do not participate in dividends.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Redeemable Preferred Stock (Continued)

Convertible Series B Preferred Stock

In October 2006, the Company issued 158,386 shares of Series B Preferred Stock in exchange for a contribution by members of management of shares of Body Shop of America, Inc. and Catalogue Ventures, Inc. prior to the purchase of the remaining shares of those companies. Each share is currently convertible to 25.40446 shares of Common Stock of the Company at the election of the holder or automatic conversion in certain circumstances, including an initial public offering. If the shares of Series B Preferred Stock have not converted to Common Stock, then they have a preference upon liquidation equivalent to $97.49 per share. The shares have voting rights equal to the number of shares of Common Stock to which they are convertible. Series B Preferred Stock is redeemable in the event of a sale or disposition of more than 50% of the outstanding voting stock; a consolidation or merger; or a sale, license or other transfer of all or substantially all of the assets of the Company. Shares of Series B Preferred Stock do not participate in dividends.

8. Commitments and Contingencies

Employment Contracts

The Company is subject to employment agreements with certain executives, which provide for compensation and other certain benefits. The agreements also provide for severance payments under certain circumstances.

Litigation

The Company is involved in various routine legal proceedings incidental to the conduct of its business. In the opinion of management, based on the advice of in-house and external legal counsel, the lawsuits and claims pending are not likely to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Transaction Bonus Plan

The Company is subject to a transaction bonus plan in which specified employees, including certain named executive officers, are to receive an aggregate of up to $1.0 million upon the completion of an initial public offering of the Company's stock.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Income Taxes

The components of the income tax (benefit) provision for the fiscal years ended December 29, 2007, January 3, 2009 and January 2, 2010 are as follows:

	December 27, 2007	January 3, 2009	January 2, 2010
	(in thousands)
Current
Federal	$—	$(275)	$79
State	340	(340)	—

	340	(615)	79

Deferred
Federal	(2,808)	(394)	1,435
State	(769)	119	126

	(3,577)	(275)	1,561

Total (benefit) provision	$(3,237)	$(890)	$1,640

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset (liability) related to continuing operations at January 3, 2009 and January 2, 2010 are as follows:

	January 3, 2009	January 2, 2010
	(in thousands)
Gross deferred tax assets
Reserves	$137	$173
Property and equipment	3,685	2,675
Accrued expenses and other current liabilities	835	598
Inventory	616	254
Stock-based compensation	189	253
Other	254	555
Credits	—	142
Net operating losses	2,235	1,459

Gross deferred tax assets	7,951	6,109

Gross deferred tax liabilities
Intangibles	(7,108)	(6,828)

Gross deferred tax liabilities	(7,108)	(6,828)

Net deferred tax asset (liability)	$843	$(719)

Recognition of deferred tax assets is based upon management's belief that it is more likely than not that a tax benefit associated with temporary differences will be utilized. A valuation allowance has not been recorded as it is more likely than not that all deferred tax assets will be realized. At January 2, 2010, the Company had deferred tax assets related to net operating loss carryforwards of

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Income Taxes (Continued)

approximately $1.5 million which, if not utilized to reduce taxable income in future periods, will expire in 2028. As of the date of the audit, the Company is currently not under any examination by any significant taxing authorities and the tax years that remain subject to examination by major tax jurisdictions under the statute of limitations are our fiscal years ended January 3, 2009 and forward. The effective rate differs from the statutory rate due to the following items:

	December 29, 2007	January 3, 2009	January 2, 2010
Statutory rate	(34.0)%	(34.0)%	34.0%
State and local income taxes, net of federal benefit	(4.3)	(4.3)	4.5
State tax true-up	—	(7.8)	—
Goodwill impairment	30.8	—	—
Other	(0.1)	(2.2)	(1.4)

(Benefit from) provision for income tax rate	(7.6)%	(48.3)%	37.1%

10. Stock-Based Compensation Plans

The Company adopted an equity incentive plan in September 2006 (the "Plan"). The Plan provides for the grant of options and other Company stock awards to employees, directors and consultants, not to exceed 1,341,355 shares of Common Stock. The plan provides for benefits in the form of incentive stock options. Options granted to employees and directors under the Plan vest over a period of four years and expire five to ten years from the date of grant. Options to purchase 377,256 shares of Common Stock were available for future grants under the Plan at January 2, 2010.

The Company estimates the fair value of each option award on the date of the grant using the Black-Scholes option valuation model. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term and the Company's expected annual dividend yield. The Company issues new shares with the exercise of options.

The fair value of each option grant for the fiscal years ended December 29, 2007, January 3, 2009 and January 2, 2010 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	December 29, 2007	January 3, 2009	January 2, 2010
Expected option term(1)	5.75 - 6 years	6.25 years	6.25 years
Expected volatility factor(2)	53 - 60%	66.1%	71.0%
Risk-free interest rate(3)	3.45% - 4.55%	1.8%	3.1%
Expected annual dividend yield	0%	0%	0%

(1)
Since there was not sufficient historical information for grants with similar terms, the simplified or "plain-vanilla" method of estimating option life was utilized.

(2)
The stock volatility for each grant is measured using the weighted average of historical weekly price changes of the Company's competitors' common stock over the most recent period equal to the expected option life of the grant.

(3)
The risk-free interest rate for periods equal to the expected term of the share option is based on the rate of treasury securities with the same term as the option as of the grant date.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Stock-Based Compensation Plans (Continued)

A summary of stock option information for the fiscal year ended January 2, 2010 is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at January 3, 2009	377,256	$2.30
Granted	586,843	3.94
Exercised	—	—
Forfeited	—	—

Outstanding at January 2, 2010	964,099	$3.29

Exercisable at January 2, 2010	217,437	$2.69	7.9 years

The aggregate intrinsic value of outstanding and exercisable stock options, representing the excess of the average market price of the Company's stock on January 2, 2010 over the exercise price, multiplied by the applicable number of in-the-money options, was $128,000, at January 2, 2010. There were 91,985 in-the-money options outstanding and exercisable at January 2, 2010.

A summary of the status of nonvested stock options as of January 2, 2010 and changes during the fiscal years ended December 29, 2007, January 3, 2009 and January 2, 2010 are presented below:

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at December 30, 2006	670,676	$1.05
Granted	368,873	0.46
Vested	(97,248)	0.93
Forfeited	(783,016)	0.93

Nonvested at December 29, 2007	159,285	$0.44
Granted	209,587	0.76
Vested	(75,451)	0.46
Forfeited	—

Nonvested at January 3, 2009	293,421	$0.67
Granted	586,843	1.27
Vested	(133,602)	0.66
Forfeited	—

Nonvested at January 2, 2010	746,662	$1.14

Stock-based compensation expense of $28,000, $114,000 and $168,000 for the fiscal years ended December 29, 2007, January 3, 2009 and January 2, 2010, respectively, is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. The Company did not capitalize any expense related to stock-based payments. Total compensation cost related to nonvested awards not yet recognized was $666,000 as of January 2, 2010, and is expected to be recognized over a weighted average remaining period of 1.5 years.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Accrued Expenses and Other Current Liabilities

The major components of accrued expenses and other current liabilities are as follows:

	January 3, 2009	January 2, 2010
	(in thousands)
Accrued payroll and related taxes	$2,279	$3,234
Accrued occupancy	1,820	1,930
Taxes, other than income taxes	1,549	1,505
Other	5,968	5,818

Total accrued expenses and other current liabilities	$11,616	$12,487

12. Savings Plan

The Company provides a savings plan (the "Savings Plan") under Section 401(k) of the Internal Revenue Code. The Savings Plan covers all employees who have attained age 21 and completed at least 1,000 hours of service in a twelve consecutive month period. The Savings Plan requires specified contributions by the employees and allows discretionary contributions by the Company. Total employer contribution expense was approximately $177,000, $145,000 and $153,000 for the fiscal years ended December 29, 2007, January 3, 2009 and January 2, 2010, respectively.

13. Related Parties

The Company leases office and warehouse space under a noncancelable lease agreement dated October 1, 2006 with a company that is owned by certain members of management who are also stockholders of the Company. The lease expires on October 1, 2016. The Company incurred rent expense of $438,000, $446,000 and $468,000 for the fiscal years ended December 29, 2007, January 3, 2009 and January 2, 2010, respectively, related to this lease.

14. Fair Value Measurements

Assets and liabilities measured at fair value on a nonrecurring basis consist of the following at January 2, 2010:

		Basis of Fair Value Measurements
	Fair Value of Assets (Liabilities)	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Fiscal year ended January 2, 2010
Long-lived assets held and used	$6,800	$—	$—	$6,800

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Fair Value Measurements (Continued)

In the fiscal year ended January 2, 2010, long-lived assets held and used in the Company's stores with a carrying value of $7.0 million were written down to their fair value of $6.8 million. The inputs used to calculate the fair value of these store assets included the projected cash flows and risk-adjusted rate of return that the Company estimated would be used by a market participant in valuing these assets. Utilizing this analysis, the Company recognized impairment charges of $2.4 million, $936,000 and $196,000 related to store assets for the fiscal years ended December 29, 2007, January 3, 2009 and January 2, 2010, respectively.

15. Quarterly Results (Unaudited)

The following table presents summarized unaudited quarterly financial results of operations for the Company for the fiscal years ended January 3, 2009 and January 2, 2010. We believe all necessary adjustments have been included in the amounts stated below to present fairly the following selected information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. Future quarterly operating results may fluctuate depending on a number of factors. Results for any particular quarter are not necessarily indicative of results of operations a full fiscal year or any other quarter.

	Fiscal 2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Net revenues	$44,783	$50,921	$44,518	$51,602
Gross profit	11,850	14,458	12,656	14,878
Net (loss) income	(2,428)	787	(674)	1,363
Basic (loss) income per common share	$(12.13)	$3.69	$(3.50)	$6.52
Dilutive (loss) income per common share	$(12.13)	$0.07	$(3.50)	$0.11

	Fiscal 2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Net revenues	$48,628	$52,159	$44,860	$53,187
Gross profit	14,128	14,956	13,635	16,970
Net income	273	747	284	1,476
Basic income per common share	$1.16	$3.49	$1.21	$7.08
Dilutive income per common share	$0.02	$0.06	$0.02	$0.12

The sum of the quarterly (loss) income per common share may not equal the full year amount as the computations of the weighted average common shares outstanding for basic and diluted shares outstanding for each quarter and the full year are performed independently.

BODY CENTRAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Earnings per Share

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share includes the determinants of basic earnings per common share plus the additional dilution for all potentially dilutive stock options and convertible preferred stock utilizing the treasury stock method and if-converted method, respectively.

The following table shows the amounts used in computing earnings per share and the effect on net income and the weighted average number of shares potentially dilutive to Common Stock:

	December 29, 2007	January 3, 2009	January 2, 2010
	(in thousands, except share and per share data)
Net (loss) income as reported	$(39,330)	$(952)	$2,780
Less: Preferred stock dividends declared	(118)	(150)	(150)

Net (loss) income attributable to
common stockholders	$(39,448)	$(1,102)	$2,630

Weighted average basic common shares	203,235	203,235	203,235
Impact of dilutive securities:
Stock options	—	—	101,628
Convertible preferred stock	—	—	11,869,115

Weighted average dilutive common shares	203,235	203,235	12,173,978

Per common share:
Basic (loss) income per share	$(194.10)	$(5.42)	$12.94
Diluted loss (income) per share	$(194.10)	$(5.42)	$0.23

Common Stock equivalents totaling 11,869,115 would have been included in the diluted (loss) income per common share calculation for both fiscal years ended December 29, 2007 and January 3, 2009, had we reported net income for these periods.

Equity awards to purchase 167,669, 167,669, and 754,512 shares of Common Stock for the fiscal years ended December 29, 2007, January 3, 2009 and January 2, 2010, respectively, were outstanding, but were not included in the computation of weighted average diluted common share amounts as the effect of doing so would have been anti-dilutive.

BODY CENTRAL CORP.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	October 2, 2010	January 2, 2010	October 3, 2009
	(In thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$5,823	$7,226	$706
Accounts receivable, net of allowance for doubtful accounts of $16, $16 and $23	842	910	883
Inventories	17,180	12,898	16,248
Prepaid expenses and other current assets	4,287	3,814	3,845

Total current assets	28,132	24,848	21,682
Property and equipment, net of accumulated depreciation and amortization of $15,403, $12,669 and $11,870	17,367	14,912	14,085
Goodwill	21,508	21,508	21,508
Intangible assets, net of accumulated amortization of $2,930, $2,381 and $2,198	17,275	17,824	18,007
Other assets	116	117	245

Total assets	$84,398	$79,209	$75,527

Liabilities, Redeemable Preferred Stock and Stockholders' Deficit
Current liabilities
Accounts payable	$11,618	$9,078	$8,424
Accrued expenses and other current liabilities	11,731	12,487	10,770
Current portion of long-term debt	6,000	5,250	6,000

Total current liabilities	29,349	26,815	25,194
Other liabilities	5,883	4,361	4,330
Deferred tax liability, long-term	3,083	1,886	—
Long-term debt, less current portion	25,518	33,000	34,500

Total liabilities	63,833	66,062	64,024

Commitments and contingencies
Redeemable Preferred Stock
Preferred stock, Series D, $0.001 par value, no shares authorized, issued or outstanding	—	—	—
Preferred stock, Series C, $0.001 par value, 30,000 shares authorized, issued and outstanding	3,531	3,418	3,381
Preferred stock, Series A, $0.001 par value, 325,000 shares authorized, 308,820 shares issued and outstanding	31,080	31,080	31,080
Preferred stock, Series B, $0.001 par value, 175,000 shares authorized, 158,386 shares issued and outstanding	15,540	15,540	15,540
Stockholders' deficit
Common stock, $0.001 par value, 19,053,345 shares authorized, 203,235 shares issued and outstanding	—	—	—
Additional paid-in capital	531	289	158
Accumulated deficit	(30,117)	(37,180)	(38,656)

Total stockholders' deficit	(29,586)	(36,891)	(38,498)

Total liabilities, redeemable preferred stock and stockholders' deficit	$84,398	$79,209	$75,527

Par value of issued and outstanding Common Stock is inconsequential.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

BODY CENTRAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Thirty-Nine Weeks Ended
	October 2, 2010	October 3, 2009
	(in thousands, except share and per share data)
Net revenues	$176,288	$145,647
Cost of goods sold, including occupancy, buying, distribution center and catalog costs	118,358	103,678

Gross profit	57,930	41,969
Selling, general and administrative expenses	40,621	33,550
Depreciation and amortization	3,510	3,518

Income from operations	13,799	4,901
Interest expense, net of interest income	2,581	2,985
Other income, net of other expense	(105)	(157)

Income before income taxes	11,323	2,073
Provision for income taxes	4,260	769

Net income	$7,063	$1,304

Net income per common share:
Basic	$34.20	$5.86

Diluted	$0.57	$0.11

Weighted-average common shares outstanding:
Basic	203,235	203,235

Diluted	12,447,411	12,157,584

The accompanying notes are an integral part of these unaudited consolidated financial statements.

BODY CENTRAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Thirty-Nine Weeks Ended
	October 2, 2010	October 3, 2009
	(in thousands)
Cash flows from operating activities
Net income	$7,063	$1,304
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,510	3,518
Deferred income taxes	1,197	(159)
Other non-cash charges	(361)	(723)
Changes in assets and liabilities:
Accounts receivable	106	43
Income taxes	(500)	1,192
Inventories	(4,282)	(1,636)
Prepaid expenses and other current assets	(481)	(516)
Other assets	5	(75)
Accounts payable and accrued expenses	2,254	(2,534)
Other liabilities	2,312	1,765

Net cash provided by operating activities	10,823	2,179

Cash flows from investing activities
Purchases of property and equipment	(5,494)	(2,725)

Net cash used in investing activities	(5,494)	(2,725)

Cash flows from financing activities
Principal payments on long-term debt	(6,732)	(2,750)

Net cash used in financing activities	(6,732)	(2,750)

Net decrease in cash and cash equivalents	(1,403)	(3,296)
Cash and cash equivalents
Beginning of year	7,226	4,002

End of period	$5,823	$706

The accompanying notes are an integral part of these unaudited consolidated financial statements.

BODY CENTRAL CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Body Central Corp. (the "Company"), formerly known as Body Central Acquisition Corp., is a specialty retailer of young women's apparel and accessories operating retail stores in the South, Mid-Atlantic and Midwest regions of the United States. In addition, the Company operates a direct business through its e-commerce website, www.bodyc.com, and Body Central catalog.

Stock Split

On October 13, 2010, a 25.40446-for-1 stock split of the Company's outstanding Common Stock was implemented in conjunction with the Company's initial public offering ("IPO"). All Common Stock shares, per share data, and option exercise prices in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

Principles of Consolidation

In the opinion of management, the accompanying Unaudited Consolidated Financial Statements include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of consolidated financial position, results of operations, and cash flows for the interim periods presented. All intercompany accounts and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Accordingly, these Unaudited Consolidated Financial Statements and related Notes thereto should be read in conjunction with the Consolidated Financial Statements and Notes thereto for the fiscal year ended January 2, 2010, included in the Company's Registration Statement on Form S-1 (File No. 333-168014), as amended ("Registration Statement"), filed with the SEC.

Fiscal Year End

The Company's fiscal year ends on the Saturday closest to December 31. As used herein, the interim periods presented are the thirty-nine week periods ended October 2, 2010 and October 3, 2009, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation, property and equipment, recoverability of long-lived assets, including intangible assets, income taxes and stock-based compensation.

BODY CENTRAL CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Segment Reporting

GAAP has established guidance for reporting information about a company's operating segments, including disclosures related to a company's products and services, geographic areas and major customers. The Company has aggregated its net revenues generated from its retail stores and its direct business into one operating segment. The Company aggregates its operating segments because they have a similar class of customer, nature of products, nature of production process and distribution methods as well as similar economic characteristics. The Company has no international sales. All of the Company's identifiable assets are in the United States.

Inventories

Inventories are comprised principally of women's apparel and accessories and are stated at the lower of cost or market, on a first-in-first-out basis, using the retail inventory method. Included in the carrying value of merchandise inventory, and reflected in cost of goods sold, is a reserve for shrinkage which is accrued between physical inventory dates as a percentage of sales based on historical inventory results.

The Company reviews its inventory levels to identify slow-moving merchandise and generally uses markdowns to clear this merchandise. The Company records a markdown reserve based on estimated future markdowns related to current inventory to clear slow-moving inventory. These markdowns may have an adverse impact on earnings, depending on the extent and amount of inventory affected. The markdown reserve is recorded as an increase to cost of goods sold in the Consolidated Statements of Operations.

New Accounting Standards

In August 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2009-05, Measuring Liabilities at Fair Value (Topic 820) . The objective of the new guidance is to provide clarification for the fair value measurement of liabilities, specifically providing clarification that in circumstances in which a quoted price in an active market for an identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted include using 1) the quoted price of the identical liability when traded as an asset, 2) quoted prices for similar liabilities or similar liabilities when traded as assets or 3) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that Level 1 fair value measurements include both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset is required. The Company's adoption of this guidance did not have a material impact on its financial statements or disclosures.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The new guidance requires disclosures of transfers in and out of Level 1 and 2 fair value measurements, including a description of the reason for the transfer. The new guidance also calls for disclosures about the activity in Level 3 measurements by separately presenting information on purchases, sales, issuances and settlements on a gross basis rather

BODY CENTRAL CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

than a single net number. The guidance also clarifies 1) the level of disaggregation that should be used in completing disclosures about fair value measurements and 2) the disclosures required in describing the inputs and valuation techniques used for both nonrecurring and recurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which became effective for fiscal years beginning after December 15, 2010.

Reclassification

A reclassification has been made to the thirty-nine weeks ended October 3, 2009 Consolidated Financial Statements in order to conform to the presentation for the thirty-nine weeks ended October 2, 2010.

2. Financial Instruments

The FASB-issued guidance establishes a framework for measuring fair value that is based on the inputs market participants use to determine fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The guidance under this statement describes a hierarchy of three levels of input that may be used to measure fair value:

  •
  Level 1 — Inputs based on quoted prices in active markets for identical assets and liabilities.

  •
  Level 2 — Inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

  •
  Level 3 — Unobservable inputs based on little market or no market activity and which are significant to the fair value of the assets and liabilities.

The Company's material financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. The fair values of cash, accounts receivable, accounts payable and accrued expenses are equal to their carrying values based on their liquidity.

Considerable judgment is required in interpreting market data to develop estimates of fair value. The fair value estimate presented herein is not necessarily indicative of the amount that the Company or the debt holders could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

As more fully described in Note 7, on October 20, 2010, the Company repaid all amounts owed under the term loan facilities of its senior credit facility using proceeds from its initial public offering ("IPO"). The term loans were repaid at carrying value.

BODY CENTRAL CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Financial Instruments (Continued)

The Company has determined the estimated fair value amounts of its financial instruments using available market information. The assets that are measured at fair value on a recurring basis include the following:

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Money market securities:
October 2, 2010	$1,754	$1,754	$—	$—
January 2, 2010	$2,653	$2,653	$—	$—
October 3, 2009	$—	$—	$—	$—

Money market securities, which are short-term investments of excess cash, are classified as cash and cash equivalents on the Consolidated Balance Sheets.

3. Leases

The Company conducts all of its retail sales and corporate operations in leased facilities. Lease terms generally range up to ten years and provide for escalations in base rents. The Company does not have obligations to renew the leases. Certain leases provide for contingent rentals based upon sales. Many leases also require additional payments covering real estate taxes, common area costs and insurance. Future minimum rental commitments, by fiscal year and in the aggregate, under noncancelable operating leases as of October 2, 2010, are as follows.

Fiscal Year	(in thousands)
2010 Remaining	$3,835
2011	13,802
2012	10,902
2013	8,911
2014	8,123
Thereafter	19,463

Total	$65,036

4. Income Taxes

The provision for income taxes is based on the current estimate of the annual effective tax rate and is adjusted as necessary for discrete events occurring in a particular period. The effective income tax rate was 37.6% and 37.1% for the thirty-nine weeks ended October 2, 2010 and October 3, 2009, respectively. The effective rates for the thirty-nine weeks ended October 2, 2010 are higher primarily due to reduced tax credits expected to be utilized to reduce the Company's fiscal year 2010 income tax liability.

BODY CENTRAL CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Income Taxes (Continued)

The Company recognizes income tax liabilities related to unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes, guidance related to uncertain tax positions, and adjusts these liabilities when its judgment changes as the result of the evaluation of new information. The Company does not anticipate any significant changes to the unrecognized tax benefits recorded at the balance sheet date within the next twelve months.

5. Related Parties

The Company leases office and warehouse space under a noncancelable lease agreement dated October 1, 2006 with a company that is owned in part by two stockholders of the Company, both of whom are directors of the Company and one of whom is also a member of management of the Company. The lease expires on October 1, 2016. The Company incurred rent expense of $351,000 and $346,000 for the thirty-nine weeks ended October 3, 2009 and October 2, 2010, respectively, related to this lease.

6. Earnings per Common Share

Basic earnings per common share are calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share includes the determinants of basic earnings per common share plus the additional dilution for all potentially dilutive stock options and convertible securities utilizing the treasury stock method and if-converted method, respectively.

The following table shows the amounts used in computing earnings per share and the effect on net income and the weighted average number of shares potentially dilutive to Common Stock:

	Thirty-Nine Weeks Ended
	October 2, 2010	October 3, 2009
	(in thousands, except share and per share data)
Net income as reported	$7,063	$1,304
Less: Preferred stock dividends declared	(113)	(113)

Net income attributable to common shareholders	$6,950	$1,191

Weighted average basic common shares	203,235	203,235
Impact of dilutive securities:
Stock options	375,067	85,240
Convertible securities	11,869,109	11,869,109

Weighted average dilutive common shares	12,447,411	12,157,584

Per common share:
Basic income per common share	$34.20	$5.86
Diluted income per common share	$0.57	$0.11

BODY CENTRAL CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Earnings per Common Share (Continued)

Stock options to purchase 167,669 shares of Common Stock for the thirty-nine weeks ended October 3, 2009, were outstanding, but were not included in the computation of weighted average diluted common share amounts as the effect of doing so would have been anti-dilutive.

7. Subsequent Events

On October 13, 2010, the Company amended its authorized capital stock to 150,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share.

On October 14, 2010, the Company completed the IPO of its Common Stock which included 3,333,333 new shares sold by the Company and 1,666,667 shares sold by the Company's existing shareholders, raising net proceeds of $40.3 million for the Company, after deducting the underwriting discount. As part of its IPO, the Company's convertible Series A and Series B Preferred Stock were converted to 11,869,109 shares of its Common Stock.

On October 20, 2010, using net proceeds from its IPO, the Company repaid all amounts owing under its term loan facilities of its senior credit facility, redeemed all its non-convertible, non-voting Series C preferred stock, and paid its transaction bonus plan in which specified employees, including named executive officers, received an aggregate $1.0 million triggered by the completion of the IPO. There were no amounts outstanding under the revolving credit facility of the Company's senior credit facility at the time of repayment. Subsequently, the senior credit facility was terminated.

On November 2, 2010, the underwriters closed on the full exercise of their over-allotment option granted in connection with the Company's IPO to purchase an additional 750,000 shares of the Company's Common Stock from the Company's selling stockholders. The Company did not receive any proceeds from the sale of the over-allotment shares by the selling stockholders.

Body Central Store Base

As of January 1, 2011

1
17
9
11
9
1
5
2
4
5
10
1
3
8
13
4
8
4
10
17
25
9
33

BODY CENTRAL

Je t'aime

4,959,795 Shares

BODY CENTRAL CORP.

Common Stock

PROSPECTUS

Piper Jaffray

Jefferies

Baird

William Blair & Company

Oppenheimer & Co.

February 10, 2011